      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 1998
                                                           REGISTRATION NO.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                          KNIGHT/TRIMARK GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------
       DELAWARE                      6211                       52-2096335

   (STATE OR OTHER             (PRIMARY STANDARD             (I.R.S. EMPLOYER
     JURISDICTION          INDUSTRIAL CLASSIFICATION      IDENTIFICATION NUMBER)
  OF INCORPORATION OR             CODE NUMBER)
    ORGANIZATION)

                          NEWPORT TOWER, 29TH FLOOR
                           525 WASHINGTON BOULEVARD
                        JERSEY CITY, NEW JERSEY 07310
                                (201) 222-9400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                           MICHAEL T. DORSEY, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          KNIGHT/TRIMARK GROUP, INC.
                          NEWPORT TOWER, 29TH FLOOR
                           525 WASHINGTON BOULEVARD
                        JERSEY CITY, NEW JERSEY 07310
                                (201) 222-9400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:
  MATTHEW J. MALLOW, ESQ.                           ALEXANDER D. LYNCH, ESQ.
   SKADDEN, ARPS, SLATE,                              BABAK YAGHMAIE, ESQ.
    MEAGHER & FLOM LLP                           BROBECK, PHLEGER & HARRISON LLP
     919 THIRD AVENUE                               1633 BROADWAY, 47TH FLOOR
 NEW YORK, NEW YORK 10022                           NEW YORK, NEW YORK 10019
      (212) 735-3000                                     (212) 581-1600

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

  If delivery of the prospectus is expected to be made pursuant to rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                      PROPOSED         PROPOSED
     TITLE OF EACH CLASS          AMOUNT TO BE    MAXIMUM OFFERING MAXIMUM AGGREGATE    AMOUNT OF
OF SECURITIES TO BE REGISTERED    REGISTERED(1)   PRICE PER SHARE  OFFERING PRICE(2) REGISTRATION FEE
-----------------------------------------------------------------------------------------------------
 Class A Common Stock,
  par value $.01 per share..    11,500,000 shares      $16.00        $184,000,000        $54,280

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 1,500,000 shares of Class A Common Stock issuable upon exercise of an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                      SUBJECT TO COMPLETION, DATED

[LOGO]                     KNIGHT/TRIMARK GROUP, INC.

                               10,000,000 SHARES

                              CLASS A COMMON STOCK

                                  -----------

  Of the 10,000,000 shares of Class A Common Stock offered hereby, 8,688,246 shares are being issued and sold by Knight/Trimark Group, Inc. (the "Company") and 1,311,754 shares are being sold by a certain stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. Prior to this offering, there has been no public market for the Class A Common Stock of the Company. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. The Company has applied to have the shares of its Class A Common Stock approved for quotation in The Nasdaq Stock Market ("NASDAQ") as a National Market issue under the symbol "NITE."

  The Company's outstanding capital stock is comprised of Class A Common Stock and Class B Common Stock. The rights of holders of shares of Common Stock are identical in all respects, except that the holders of Class B Common Stock are not entitled to vote. Upon sale or transfer, shares of Class B are exchangeable for shares of Class A Common Stock.

                                  -----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED  UPON THE ACCURACY OR
   ADEQUACY OF  THIS  PROSPECTUS. ANY  REPRESENTATION TO  THE CONTRARY  IS A
    CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         UNDERWRITING                PROCEEDS TO
                               PRICE TO DISCOUNTS AND   PROCEEDS TO  THE SELLING
                                PUBLIC  COMMISSIONS(1) COMPANY(2)(3) STOCKHOLDER
--------------------------------------------------------------------------------
Per Share....................   $           $              $            $
--------------------------------------------------------------------------------
Total(3).....................   $           $              $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting offering expenses payable by the Company estimated at $1,500,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 1,500,000 shares of Class A Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to the Selling Stockholder
    will be $   , $   , $    and $    , respectively. See "Underwriting."

                                  -----------

  The Class A Common Stock is offered by the Underwriters as stated herein subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco,
California, on or about   , 1998.

BANCAMERICA ROBERTSON STEPHENS
             MERRILL LYNCH & CO.
                            PAINEWEBBER INCORPORATED
                                            ABN AMRO INCORPORATED
                                                            SOUTHWEST SECURITIES

                  The date of this Prospectus is June   , 1998

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  UNTIL    , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Consolidated Financial Data.....................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  35
Management...............................................................  48
Certain Transactions.....................................................  57
Principal and Selling Stockholders.......................................  60
Description of Capital Stock.............................................  61
Shares Eligible for Future Sale..........................................  64
Underwriting.............................................................  66
Legal Matters............................................................  68
Experts..................................................................  68
Additional Information...................................................  68
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  The Company intends to furnish to all of its stockholders an annual report containing consolidated financial statements audited by its independent accountants for each fiscal year and quarterly reports containing unaudited financial data for each of the first three quarters of each fiscal year.

  The Company was incorporated in Delaware in April 1998 under the name Knight/Trimark Group, Inc. The Company's principal executive offices are located at Newport Tower, 29th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310, and its telephone number is (201) 222-9400.

  Knight/Trimark, Knight, Trimark, e.Knight and eKnight, among other marks, are common law trademarks of the Company. This Prospectus also includes trademarks and tradenames of entities other than the Company.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information included in "Risk Factors" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus. Unless otherwise indicated, (i) references in this Prospectus to the "Company" mean, as appropriate, prior to the Reorganization (as defined below), Roundtable Partners, L.L.C. and its subsidiaries, on a consolidated basis and, after the Reorganization, Knight/Trimark Group, Inc. and its subsidiaries, on a consolidated basis and (ii) references to "Common Stock" mean the Class A Common Stock and the Class B Common Stock.

                                  THE COMPANY

  Knight/Trimark Group, Inc. is a leading market maker in NASDAQ securities, other over-the-counter ("OTC") equity securities, and equity securities listed on the New York Stock Exchange ("NYSE") and the American Stock Exchange ("AMEX") in the Third Market. The Company has attained this leadership position by providing best execution services to broker-dealer and institutional customers through its sophisticated trading systems and proprietary methods. Through its wholly-owned subsidiary, Knight Securities, Inc. ("Knight"), the Company makes markets in approximately 4,200 equity securities in NASDAQ and on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"). The Company, through its wholly-owned subsidiary, Trimark Securities, Inc. ("Trimark"), makes markets in all NYSE- and AMEX-listed equity securities in the Third Market.

  Since the beginning of 1997, Knight and Trimark have significantly increased their market share of trading volume in each of their respective markets. According to The AutEx Group ("AutEx"), Knight's advertised share volume in NASDAQ increased from 614.7 million shares representing 4.4% of total market share (or a rank of 6th overall) for the month of January 1997, to 1.2 billion shares representing 8.1% of total market share (or a rank of 2nd overall) for the month of December 1997, to 1.9 billion shares representing 9.9% of total market share (or a rank of 1st overall) for the month of March 1998. According to the NASD, Trimark's reported share volume of the NYSE-listed securities increased from 234.2 million shares representing 21.2% of total NYSE Third Market volume (or a rank of 1st overall) for the month of January 1997, to
338.4 million shares representing 30.5% of total NYSE Third Market volume (or a rank of 1st overall) for the month of December 1997, to 445.6 million shares representing 33.1% of total NYSE Third Market volume (or a rank of 1st overall) for the month of March 1998. Trimark's reported share volume of AMEX-listed securities increased from 40.2 million shares representing 51.4% of total AMEX Third Market volume (or a rank of 1st overall) for the month of January 1997, to 78.7 million shares representing 66.4% of total AMEX Third Market volume (or a rank of 1st overall) for the month of December 1997, to 80.4 million shares representing 68.9% of total AMEX Third Market volume (or a rank of 1st overall) for the month of March 1998.

  During recent years, the U.S. market for equity securities has experienced dramatic growth in trading volumes. The average daily volume of securities traded in NASDAQ increased from 225.0 million shares in December 1992 to 678.5 million shares in December 1997. The average daily volume of securities traded on the NYSE increased from 222.2 million shares in December 1992 to 546.9 million shares in December 1997. The average daily volume of securities traded on the AMEX increased from 14.2 million shares in December 1992 to 28.0 million shares in December 1997. During this period, the average daily trading volume in the Third Market, which consists of trading NYSE- and AMEX-listed securities in the OTC market, also increased significantly. The increase in trading volume has resulted from a number of factors, including the growth of cash flows into equity-based mutual funds, historic high returns in U.S. equity markets, the emergence and market acceptance of discount brokers, technological innovations, such as the emergence of the Internet, and reduced transaction costs.

  Changes in regulations governing the securities market, and to a lesser extent, the move from securities being quoted in sixteenths rather than eighths of a dollar, have dramatically reduced average spreads between bid and ask prices. As a result, traditional brokerage firms are increasingly electing to focus on their core competencies and to outsource their market-making functions to independent market makers. In addition, Internet brokers, who are handling increased trading volume, also utilize independent market makers. According to AutEx, in March 1998, the three largest independent market makers represented a combined market share of 25.4% of the trading volumes of OTC equity securities, up from 17.2% in March 1997. Similarly, according to the NASD, in March 1998 the three largest Third Market trading firms represented a combined market share of 58% of the Third Market volume in NYSE equity securities compared to 42% in June 1997. The three largest Third Market trading firms in AMEX listed securities represented a combined market share of 75% in March 1998 compared to 55% in June 1997. While a large volume of trading provides an opportunity to spread fixed costs over a larger number of trades, net profit per trade has declined. As a result, certain independent market makers are seeking new trading methodologies to identify and take advantage of the profit opportunities represented by each trade. These market makers are also seeking to increase order flow in an effort to increase the number of trades they handle, which, in turn, will provide increased trading profit opportunities. These market makers require efficient and sophisticated systems and risk management practices and personnel with the requisite expertise to deliver superior trade execution and customer service, while handling increased order flow and maintaining low costs per trade.

  The Company provides best execution services to broker-dealer and institutional customers through its sophisticated trading systems and proprietary methods. The Company is committed to providing a value-added execution methodology that emphasizes automated execution and rule compliance, real-time information access to customers, and pricing plus liquidity advantages based upon the Company's willingness to commit capital. The Company believes that its highly skilled, experienced and entrepreneurial workforce is uniquely positioned to provide high quality customer service. In addition, the Company is currently implementing its proprietary electronic communications gateway product, "e.Knight," which enables broker-dealer and institutional customers to access the Knight and Trimark trading systems from their desktops through the Internet and other electronic communications gateways. The Company has made significant investments in technology to enable the efficient processing of large volumes of order flow, without diminishing speed of execution. The Company's systems are designed to process up to 500,000 trades per day and in March, 1998, handled a combined average of 134,000 trades per day. The Company's trading methodology focuses on the dynamic, real-time analysis of market activity and price movements, which enables the Company to better manage risk and quickly adjust its trading strategy in an effort to maximize its trading profits.

  The Company's goal is to maintain and enhance its leadership position in the market-making industry by (i) continuing to invest in leading technologies to ensure that it has the capability to process greater trading volumes, (ii) increasing order flow to enhance its position as a leading market maker and to create additional profit opportunities, (iii) accelerating its penetration of the market for institutional investors, which it believes provides an opportunity for growth and offers higher profit margins, (iv) investing in human capital, by aggressively recruiting and retaining high caliber personnel to deliver best execution and high quality customer service, (v) developing new services that address evolving customer and technological requirements to establish new customer relationships, and (vi) creating customer awareness of the link between Knight and Trimark to leverage customer satisfaction in one market to increased use of the Company's services in other markets.

  The Company's marketing strategy is to continue to differentiate itself from competitors by enhancing its reputation and brand as the provider of highest quality execution solutions with superior customer service. The Company's target customers are national and regional full-service broker-dealers, electronic discount brokers and institutional investors. Certain of the Company's customers include Ameritrade, Brown & Company, Discover Brokerage, E*TRADE, Merrill Lynch, PaineWebber, Waterhouse Securities, and many leading financial institutions.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

  The Reorganization and Certain Transactions. The Company was organized in April 1998 for the purpose of succeeding to the business of Roundtable Partners, L.L.C. (the "LLC"). Concurrent with the closing of the Offering, based on an assumed initial public offering price of $15.00 per share, all of the member interests of the LLC will be exchanged for 41,000,000 shares of Common Stock of the Company. Certain members, who have so elected, will receive 1,741,581 additional shares of Class A Common Stock valued at the initial public offering price with respect to their share of the undistributed income of the LLC through March 31, 1998 (the "Undistributed Profits"). Management of the Company has elected to receive shares of Class A Common Stock for all of its Undistributed Profits. The Company will receive no additional consideration in connection with such conversion of member interests into shares of Common Stock. In connection with the exchange, Knight will become the successor entity to Knight Securities, L.P., and Trimark will become the successor entity to Trimark Securities, L.P. (the foregoing transactions, collectively, shall be referred to herein as the "Reorganization"). Prior to the effective date of the Registration Statement of which this Prospectus is a part, certain members of the LLC, who have so elected, will receive a cash distribution of all or a portion of their Undistributed Profits. Concurrently with such distribution, the LLC intends to make a cash distribution to each member of an estimate of its share of the total amount of profits of the LLC accruing between April 1, 1998 and the closing of this Offering.

  Transactions with Affiliates. Immediately prior to the Reorganization, 60% of the member interests of the LLC will be owned by a consortium of 27 broker-dealers or their affiliates. Additionally, Brown & Company Securities Corporation ("Brown"), a major customer of the Company, held subordinated debt of the LLC and an option to purchase member interests in the LLC (the "Brown Option"). After the closing of this Offering, such broker-dealer owners, including Brown, will own 48.5% of the Company's Common Stock (47.2% if the Underwriters' over-allotment option is exercised in full). In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, the broker-dealer owners and subordinated note holders, were the source of 31.3%, 35.1%, 39.8%, and 41.3%, respectively of the Company's total order flow. In each of the years ended December 31, 1995, 1996, and 1997, and the three months ended March 31, 1998, aggregate payments by the Company to its broker-dealer owners and subordinated note holders for order flow and aggregate profit distributions to broker-dealer owners equaled $14.4 million and $2.9 million, $46.4 million and $17.6 million, $50.7 million and $22.3 million, and $11.3 million and $8.4 million, respectively. See "Certain Transactions."

  Pursuant to the limited liability company agreement of the LLC, its broker-dealer owners have partially shared in the LLC profits in proportion to their equity interest and partially in proportion to the quantity of order flow they have directed to the Company. This arrangement will be discontinued upon consummation of the Reorganization. The broker-dealer owners will no longer receive any special inducements to send order flow to the Company and will not be contractually or otherwise obligated to provide the Company with any order flow in the future. See "Risk Factors--Risks Associated with Change of Ownership Structure."

                                  THE OFFERING

Class A Common Stock Offered by the Com-   8,688,246 shares
 pany....................................
Class A Common Stock Offered by the Sell-  1,311,754 shares
 ing Stockholder.........................
Common Stock to be Outstanding after the
 Offering:
    Class A Common Stock.................  47,484,299 shares
    Class B Common Stock.................  3,945,528 shares
      Total..............................  51,429,827 shares
Use of Proceeds..........................  To pay for the redemption of all outstanding shares of Preferred B
                                           Units, for working capital and for
                                           general corporate purposes. See "Use
                                           of Proceeds."
Proposed NASDAQ National Market Symbol...  NITE

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 PERIOD FROM
                                  MARCH 27,
                                   THROUGH       YEAR ENDED      THREE MONTHS
                                 DECEMBER 31,   DECEMBER 31,    ENDED MARCH 31,
                                 ------------ ----------------- ---------------
                                     1995       1996     1997    1997    1998
                                 ------------ -------- -------- ------- -------
CONSOLIDATED STATEMENT OF
 INCOME DATA:
Total revenues.................    $69,812    $185,177 $226,666 $50,979 $63,533
Payments for order flow........     25,994      69,829   66,912  18,129  16,257
Execution and clearance fees...     12,710      25,837   32,069   6,411  10,241
Employee compensation and bene-
 fits..........................     12,151      39,494   57,717  12,013  16,168
All other expenses.............      7,616      13,257   19,891   4,006   6,083
                                   -------    -------- -------- ------- -------
Total expenses.................     58,471     148,417  176,589  40,559  48,749
                                   -------    -------- -------- ------- -------
Income before income taxes.....     11,341      36,760   50,077  10,420  14,784
Pro forma income tax ex-
 pense(1)......................      5,217      15,807   21,533   4,481   6,357
                                   -------    -------- -------- ------- -------
Pro forma net income...........    $ 6,124    $ 20,953 $ 28,544 $ 5,939 $ 8,427
                                   =======    ======== ======== ======= =======
Pro forma basic and diluted
 earnings per share............                        $   0.67         $  0.20
                                                       ========         =======
Shares used to compute per
 share data(2).................                          42,742          42,742
                                                       ========         =======

                                                      MARCH 31, 1998
                                             ---------------------------------
                                                                       AS
                                              ACTUAL  PRO FORMA(3) ADJUSTED(4)
                                             -------- ------------ -----------
CONSOLIDATED STATEMENT OF FINANCIAL
 CONDITION DATA:
Cash and cash equivalents................... $  5,429   $ 5,429     $111,506
Securities owned, at market value ..........   63,490    63,490       63,490
Receivable from clearing brokers............   78,119    78,119       78,119
Total assets................................  171,073   171,073      263,513
Securities sold, not yet purchased, at mar-
 ket value..................................   54,581    54,581       54,581
Distributions on Common Units payable to
 members....................................    8,819    35,288       35,288
Mandatorily Redeemable Preferred Units......   27,484    13,847          --
Owners' equity..............................   59,938    33,469      153,893

                         PERIOD FROM
                          MARCH 27,
                           THROUGH          YEAR ENDED            THREE MONTHS
                         DECEMBER 31,      DECEMBER 31,          ENDED MARCH 31,
                         ------------ ----------------------- ---------------------
                             1995        1996        1997        1997       1998
                         ------------ ----------- ----------- ---------- ----------
OTHER OPERATING DATA:
Total shares traded.....   4,741,868   10,757,930  18,122,830  3,392,640  7,406,164
Total trades executed...       4,993       11,598      20,264      3,780      7,572
Average daily
 trades(5)..............          26           46          80         63        124
Average daily net trad-
 ing revenue(6).........  $      356  $       724 $       888 $      841 $    1,033

--------
(1) Pro forma income tax expense was computed based on an effective tax rate of 46%, 43% and 43%, respectively, for the periods ended December 31, 1995, 1996 and 1997, and 43% for the first three months ended March 31, 1997 and 1998.
(2) Shares used to compute per share data represent Common Stock outstanding immediately after the Reorganization and the exercise of the Brown Option, but before the Offering.
(3) Pro forma to give effect to the Reorganization and the redemption of the Preferred A Units and the redemption of a portion of the Preferred B Units.
(4) As adjusted to reflect the sale of 8,688,246 shares of Class A Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds therefrom, and the exercise of the Brown Option. See "Use of Proceeds" and "Capitalization."
(5) Average daily trades was computed by dividing total trades executed by the aggregate number of trading days in each respective period.
(6) Average daily net trading revenue was computed by dividing net trading revenue by the aggregate number of trading days in each respective period.

Except as otherwise indicated, all information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, (ii) the consummation of the Reorganization, (iii) the exercise of the Brown Option and the issuance
of     shares of Class A Common Stock therefor (the "Option Exercise") and (iv)
the filing of the Amended and Restated Certificate of Incorporation of the Company to effect an increase in the Company's authorized capital stock to 200,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common
Stock and     shares of Preferred Stock.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements and from the results historically experienced as a result of certain factors, including those in the following risk factors and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Class A Common Stock offered hereby.

RISKS ASSOCIATED WITH THE SECURITIES BUSINESS GENERALLY

  The securities industry has undergone several fundamental changes as a result of new regulation at the federal and state level, the emergence of electronic discount brokers, the increased prominence of institutional investors, consolidation among firms in the securities industry and the increased use of technology. These changes have resulted in an increase in the volume of equity securities traded in the U.S. equity markets and a general decrease in the spreads market makers receive. There can be no assurance that the spreads market makers receive upon execution of trades in equity securities will not continue to decrease in the future. A substantial portion of the Company's revenues are derived from market-making activities relating to securities that trade in NASDAQ. In the past, NASDAQ has taken regulatory actions designed to reduce spreads between bid and ask prices for securities. NASDAQ, NYSE and AMEX are currently examining proposed regulations pursuant to which securities will trade in decimals rather than in fractions. The adoption of such proposed regulations would likely result in a further decrease in spreads between bid and ask prices, which could make the execution of trades and market making less profitable. Any further decline in the spreads that market makers receive in trading equity securities could have a material adverse effect on the Company's business, financial condition and operating results.

  The Company's volume of market-making activities also depends on the number and size of new equity offerings and aftermarket trading for such securities. The market for equity offerings has historically experienced significant volatility not only in the number and size of equity offerings, but also in the aftermarket trading volume and prices of newly issued securities. The number and size of equity offerings may decline during periods of market uncertainty occasioned by concerns over, among other things, inflation, rising interest rates and related economic issues as well as a slowdown or reversal of cash flows by mutual funds and other institutional investors into the U.S. equity markets. The recent demand for new equity offerings has been driven in part by mutual funds and other institutional investors. A decline in cash flows into the U.S. equity markets or a slowdown in investment activity by mutual funds and other institutional investors may have an adverse effect on the securities markets generally and could result in lower revenues from the Company's market-making activities. Any reduction in revenues resulting from a decline in the number and size of new equity offerings or the aftermarket trading volume of such offerings could have a material adverse effect on the Company's business, financial condition and operating results.

  The securities business is also subject to various other risks, including customer default, employees' misconduct, errors and omissions and litigation. Losses associated with these risks could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH CHANGE OF OWNERSHIP STRUCTURE

  The Company has historically derived a substantial portion of its order flow from its broker-dealer owners. In the years ended December 31, 1996, 1997 and the three months ended March 31, 1998, order flow from broker-dealer owners and subordinated note holders represented 35.1%, 39.8% and 41.3%, of the Company's total order flow, respectively. The Company's broker-dealer owners have shared in profits partially in proportion to their equity interest and partially in proportion to the quantity of order flow they have directed to the Company. This arrangement will be discontinued upon consummation of the Reorganization.

  The Company's broker-dealer owners are not contractually or otherwise obligated to provide the Company with any order flow, and after the Reorganization may no longer have sufficient inducement to do so. There can be no assurance that the absence of such incentives will not cause the Company's broker-dealer owners to reduce or discontinue the level of order flow they direct to the Company in the future. The loss of, or a significant reduction of, order flow from such broker-dealer owners could have a material adverse effect on the Company's business, financial condition and operating results. See "Certain Transactions--The Reorganization."

GOVERNMENT REGULATION

  The securities industry in the United States is subject to extensive regulation under both federal and state laws. In addition, the U.S. Securities and Exchange Commission (the "SEC"), the NASD, other self-regulatory organizations ("SROs"), such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their respective rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not protecting creditors or stockholders of market makers. Market makers are subject to regulation concerning certain aspects of their business, including trade practices, capital structure, record retention and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fines, the issuance of cease-and-desist orders or the suspension or disqualification of its directors, officers or employees, and other adverse consequences, which could have a material adverse effect on the Company's business, financial condition and operating results. The Company and certain of its officers and other employees have, in the past, been subject to claims arising from the violation of such laws, rules and regulations, which resulted in the payment of fines and settlements. There can be no assurance that the Company and/or its officers and other employees will not, in the future, be subject to claims arising from the violation of such laws, rules and regulations. An adverse ruling against the Company and/or its officers and other employees, including censure or suspension, could result in the Company and/or its officers and other employees being required to pay a substantial fine or settlement, and could result in their suspension or expulsion, which could have a material adverse effect on the Company's business, financial condition and operating results.

  In connection with a three-year industry-wide investigation conducted by the staff (the "Staff") of the SEC into the trading and supervisory activities of many OTC market makers and certain of their individual supervisory and trading personnel, the Staff has informed Kenneth Pasternak, President and Chief Executive Officer of the Company, that he is a subject of their investigation for certain of his activities as a trading room supervisor at Troster Singer. All of the activities being investigated took place prior to Mr. Pasternak joining the Company in 1995 and none of them relate to his employment by the Company. Mr. Pasternak has also been orally informed by the Staff that, as a result of its investigation, it currently intends to recommend to the SEC that Mr. Pasternak be charged with failure to supervise with respect to several transactions of other traders under his supervision at Troster Singer and that Mr. Pasternak be suspended for six months, ordered to cease and desist, and assessed a civil penalty of $50,000. Mr. Pasternak has submitted a brief to the Staff arguing that these recommendations would be inappropriate and unsupported by the facts. To date, the Staff has not forwarded its recommendations to the SEC. The Company cannot predict the outcome of the Staff's investigation, including whether the Staff will determine to forward its recommendations to the SEC in their current or a modified form or at all. If any such charges are brought, Mr. Pasternak intends to vigorously defend himself against them. If Mr. Pasternak should be suspended, the Company would seek to replace his services with other Company personnel. However, the loss of Mr. Pasternak's services would have a material adverse effect on the Company's business, financial condition and operating results.

  The regulatory environment in which the Company operates is subject to change. The Company's business, financial condition and operating results may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the NASD. The Company's business, financial condition and operating results also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD.

  Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of securities firms. The Company cannot predict what effect any such changes might have. Furthermore, the Company's business, financial condition and operating results may be materially affected not only by regulations directly applicable to it, but also by regulations of general application. For example, the volume of the Company's market-making activities in a given period could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board")) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities. The level of trading and market-making activity can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

  The Company's market-making activities involve securities traded in NASDAQ. NASDAQ's operations have been the subject of extensive scrutiny in the media and by government regulators, including the Antitrust Division of the United States Department of Justice. This scrutiny has included allegations of collusion among NASDAQ market makers. In fact, a large group of NASDAQ market makers recently entered into a Stipulation and Order with the Department of Justice in which they agreed not to engage in any collusive activities relating to prices, quotes or spreads in NASDAQ-traded securities. In August 1996, the SEC adopted certain new rules and rule amendments, known as the Order Handling Rules, which significantly altered the manner in which orders related to both NASDAQ and listed securities are handled. The implementation of these rules began in January 1997. The SEC has also issued for comment certain proposed rules by the NASD which, if approved, would introduce a new system for delivering and executing orders in NASDAQ. The proposed NASD rules, if approved, along with other potential regulatory actions and improvements in technology, could impact the manner in which business is currently conducted in NASDAQ. These new rules, regulatory actions, and changes in market customs and practices could have a material adverse effect on the Company's business, financial condition and operating results.

  The Company's business, both directly and indirectly, relies on the Internet and other electronic communications gateways. The Company intends to expand use of such gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, the SEC, certain SROs and certain states are beginning to address the regulatory issues that may arise in connection with the use of the Internet. Accordingly, new regulations or interpretations may be adopted that constrain the Company's and its customers' ability to transact business through the Internet or other electronic communications gateways. Any additional regulation of the use of such gateways could have a material adverse effect on the Company's business, financial condition and operating results.

  In addition, the Company may in the future expand its business to other countries. To expand its services internationally, the Company would have to comply with regulatory controls of each specific country in which it conducts business. The brokerage industry in many foreign countries is heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit the Company's ability to expand internationally. There can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals for any such expansion, or if such approvals are obtained, that the Company will be able to continue to comply with such regulations. The failure to obtain or comply with such approvals could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Government Regulation."

DEPENDENCE ON MARKET-MAKING ACTIVITIES AND CLEARING BROKERS

  Substantially all of the Company's revenues are derived from market-making activities. The Company expects its market-making activities to continue to account for substantially all of its revenues for the foreseeable future. Any factor adversely affecting market-making in general, or the Company's market-making activities in particular, could adversely affect the Company's business, financial condition and operating results. The Company's future success will depend on continued growth in demand for its market-making services and its ability to respond to regulatory and technological changes, as well as customer demands. If demand for the Company's market-making services fails to grow, grows more slowly than the Company currently anticipates, or declines, the Company's business, financial condition and operating results could be materially and adversely affected.

  As a market maker of OTC and listed stocks, the majority of the Company's securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company clears its securities transactions through affiliated and unaffiliated clearing brokers. See "Certain Transactions." Pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company's policy is to monitor the credit standing of the counterparties with which it conducts business. However, no assurance can be given that any such counterparty will not default on their obligations, which default could have a material adverse effect on the Company's business, financial condition and operating results. In addition, at any time, a substantial portion of the Company's assets are held at one or more clearing brokers and, accordingly, the Company is subject to credit risk with respect to such clearing brokers. As of December 31, 1997 and March 31, 1998, the Company's credit exposures were concentrated with the clearing brokers and amounted to $30.2 million and $78.1 million, respectively. Additionally, as of December 31, 1997 and March 31, 1998, the clearing brokers held, as custodian, securities owned by the Company with a market value of $61.7 million and $63.5 million, respectively. Consequently, the Company is reliant on the ability of its clearing brokers to adequately discharge their obligations on a timely basis. The Company is also dependent on the solvency of such clearing brokers. Any failure by the clearing brokers to adequately discharge their obligations on a timely basis, or failure by a clearing broker to remain solvent, or any event adversely affecting the clearing brokers, could have a material adverse effect on the Company's business, financial condition and operating results.

RISK OF LOSSES ASSOCIATED WITH MARKET MAKING AND TRADING

  The Company conducts its market-making activities predominantly as a principal, which subjects the Company's capital to significant risks. These activities involve the purchase, sale or short sale of securities for the Company's own account and, accordingly, involve risks of price fluctuations and illiquidity, or rapid changes in the liquidity of markets that may limit or restrict the Company's ability to either resell securities it purchases or to repurchase securities it sells in such transactions. From time to time, the Company has large position concentrations in securities of a single issuer or issuers engaged in a specific industry, which might result in higher trading losses than would occur if the Company's positions and activities were less concentrated.

  The success of the Company's market-making activities depends upon its ability to attract order flow, the skill of its personnel, general market conditions, the price volatility of specific securities and the availability of capital. To attract order flow, the Company must be competitive on price, size of securities positions traded, order execution, technology and customer service. In its role as a market maker, the Company attempts to derive a profit from the difference between the prices at which it buys and sells securities. However, competitive forces often require the Company to match the quotes other market makers display and to hold varying amounts of securities in inventory. By having to maintain inventory positions, the Company is subjected to a high degree of risk. There can be no assurance that the Company will be able to manage such risk successfully or that it will not experience significant losses from such activities, either of which could materially adversely effect the Company's business, financial condition and operating results.

ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL

  The Company's future success depends, in significant part, upon the continued service of key executive officers, managers, sales, trading and technical personnel, particularly Kenneth D. Pasternak, the Company's

President and Chief Executive Officer. The Company has entered into employment agreements with Mr. Pasternak and other key employees and maintains "key person" life insurance policies on Mr. Pasternak and other key employees for the benefit of the Company. Competition for key personnel and other highly qualified management, sales, trading and technical personnel is intense, and there can be no assurance that the Company will be able to retain its key personnel or that it can attract, assimilate or retain other highly qualified personnel in the future. The loss of the services of any of the Company's key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors-- Government Regulation," "Management--Employment Agreements."

  The success of the Company also depends, in significant part, on the highly skilled, and often specialized, individuals it employs. The Company's ability to attract and retain management, sales, trading and technical professionals is particularly important to its business strategy. The Company strives to provide high quality services that will allow it to establish and maintain long-term relationships with its customers. The Company's ability to do so depends, in large part, upon the individual employees who represent the Company in its dealings with such customers.

  From time to time, other companies in the securities industry have experienced losses of sales and trading professionals. The level of competition to attract such professionals is intense. There can be no assurance that the Company will not lose such professionals due to increased competition or other factors in the future. The loss of a sales and trading professional, particularly a senior professional with broad industry expertise, could have a material adverse affect on the Company's business, financial condition and operating results.

  The Company expects that the number of its personnel will continue to grow, particularly if current equity market activity continues and grows. Competition for employees with the qualifications the Company desires is intense, especially competition for equity trading professionals. There can be no assurance that the Company will be able to recruit and retain a sufficient number of new employees with the qualifications it desires in a timely manner or that personnel costs will not increase significantly. The failure to retain personnel or a significant increase in personnel costs could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY

  The Company's operating results may fluctuate significantly in the future due to a number of factors, including the value of the Company's securities positions and the Company's ability to manage the risks attendant thereto, the volume of its market-making activities, volatility in the securities markets, its ability to manage personnel, overhead and other expenses, the amount of revenue derived from limit orders as a percentage of total revenues, changes in payments for order flow, clearing costs, the addition or loss of sales and trading professionals, regulatory changes, the amount and timing of capital expenditures, the incurrence of costs associated with acquisitions and general economic conditions. The Company's expense structure is based on historical expense levels and the levels of demand for the Company's market-making services. If demand for the Company's market-making services declines and the Company is unable to adjust its cost structure on a timely basis, the Company's operating results could be materially and adversely affected. The Company has experienced, and may experience in the future, significant seasonality in its business. The Company has historically experienced an increase in revenues in the fourth quarter of the year, which the Company believes is due, in large part, to higher trading volumes in the securities markets at year end. The Company believes that this seasonal trend will continue for the foreseeable future and that the Company's business, financial condition and operating results may be affected by such trends in the future.

  Due to all of the foregoing factors, period-to-period comparisons of the revenues and operating results of the Company are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that the Company will be able to sustain the rates of revenue growth that it has experienced in the past, that it will be able to improve its operating results or that it will be able to sustain its profitability on a quarterly basis. In addition, the Company's operating results in future periods may be below the expectations of securities analysts and investors. In that event, the market price of the Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH ADVERSE ECONOMIC, POLITICAL AND MARKET CONDITIONS

  The securities business generally is, by its nature, volatile. It is directly affected by numerous national and international factors that are beyond the Company's control, including, among others, economic, political and market conditions; the availability of short-term and long-term funding and capital; the level and volatility of interest rates; legislative and regulatory changes; currency values and inflation. Any one or more of these factors may contribute to reduced levels of activity in the securities markets generally, which could result in lower revenues from the Company's market-making activities. Any reduction in revenues or any loss resulting from such factors could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH DECLINES IN MARKET VOLUME, PRICE OR LIQUIDITY

  The Company's revenues may decrease in the event of a decline in market volume, prices or liquidity. Declines in the volume of securities transactions and in market liquidity generally result in lower revenues from market-making activities. Lower price levels of securities may also result in reduced trading volume, and could cause a reduction in trading activity, and thereby reduce revenues from market-making transactions, as well as losses from declines in the market value of securities held in inventory. Sudden sharp declines in market values of securities can result in illiquid markets, declines in the market values of securities held in inventory, the failure of buyers and sellers of securities to fulfill their obligations and settle their trades and increases in claims and litigation. Any decline in market volume, price or liquidity or any other of these factors could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH

  Since its inception in 1995, the Company has experienced significant growth in its business activities and the number of its employees. For example, the Company's share volume has increased from 2.0 billion shares traded for the quarter ended December 31, 1995 to 7.4 billion shares traded for the quarter ended March 31, 1998 and the number of the Company's employees has increased from 152 as of December 31, 1995 to 337 as of March 31, 1998. The growth of the Company's business and expansion of its customer base has placed, and is expected to continue to place, a significant strain on the Company's management and operations. This growth has required and will continue to require increased investment in management personnel, financial and management systems and controls and facilities, which, in the absence of continued revenue growth, would cause the Company's operating margins to decline from current levels. In addition, as is common in the securities industry, the Company is and will continue to be highly dependent on the effective and reliable operation of its communications and information systems. The Company believes that its current and anticipated future growth will require implementation of new and enhanced communications and information systems, and training of its personnel to operate such systems. In addition, the scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of the Company's business has increased. The Company has implemented and continues to implement formal compliance procedures to reflect such growth. Accordingly, the Company's future operating results will depend on its ability to continue to improve its systems for operations, financial control, and communication and information management; to enhance its compliance procedures; and to recruit, train, manage and retain its employee base. There can be no assurance that the Company will be able to manage or continue to manage its recent or any future growth successfully. The Company's inability to do so could materially and adversely affect the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISK RELATED TO CUSTOMER CONCENTRATION

  A small number of customers have historically accounted for a significant portion of the Company's market-making activities, and the Company expects a significant portion of the future demand for its market-making services to remain concentrated within a limited number of customers. The Company's five largest customers accounted for 22.3%, 29.5% and 33.8% of the Company's order flow for the years ended December 31, 1996 and 1997, and the three months ended March 31, 1998, respectively. None of these customers are contractually obligated to utilize the Company as market maker and, accordingly, these customers may direct their trading activities to other market makers at any time. There can be no assurance that the Company will be able to retain these or other major customers or that such customers will maintain or increase their demand for the Company's market-making activities. The loss of, or a significant reduction of demand for the Company's services from, any of these customers could have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Customers."

RISKS ASSOCIATED WITH LIMITED OPERATING HISTORY

  The Company began its operations in 1995 with the formation of Knight and the acquisition of the listed securities market-making business of Trimark. Knight, which has historically accounted for a substantial portion of the Company's revenues, and is expected to continue to do so in the foreseeable future, only began its operation in 1995. The Company's management has limited experience with respect to the operations of Knight and in operating the Company on a consolidated basis. Accordingly, the Company has a limited consolidated operating history upon which an evaluation of the performance of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similarly situated companies, particularly companies in the securities industry that are subject to evolving regulatory, technological and customer requirements. To address these risks, the Company must, among other things, maintain existing customer relationships and effectively develop new relationships, respond to regulatory and competitive developments, attract, retain and motivate qualified personnel, and develop and upgrade its technology. There can be no assurance that the Company will be successful in addressing such requirements. The failure to do so could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH INTELLECTUAL PROPERTY RIGHTS

  The Company relies primarily on copyright, trade secret and trademark law to protect its proprietary technology. Notwithstanding the precautions taken by the Company to protect its intellectual property rights, it is possible that third parties may copy or otherwise obtain and use the Company's proprietary technology without authorization or otherwise infringe on the Company's proprietary rights. It is also possible that third parties may independently develop technologies similar to those of the Company. It may be difficult for the Company to police unauthorized use of its proprietary technology and intellectual property rights. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or intellectual property rights.

  The Company is heavily dependent on an order entry and execution software system known as the "Brass System," which it licenses from Automated Securities Clearing ("ASC") pursuant to a license agreement, which includes daily operation and maintenance obligations on the part of ASC. Although the Company has rights to modify the licensed software without the consent of ASC, the license agreement provides that all modifications and enhancements to the licensed software shall be owned by ASC. The Company relies on ASC to both monitor the daily operation of the Brass System in order to detect problems with the Brass System's operation, as well as generally support and maintain the Brass System. The license and ASC's daily operation and support obligations are terminable if the Company breaches its obligations under the license agreement with ASC. The failure by the Company to maintain this relationship, or to find a replacement for such technology in a timely and cost-effective manner, could have a material adverse effect on the Company's business, financial condition and operating results.

  The Company also licenses other software from third parties, which software is integral to the Company's business. If any of these relationships were terminated or if any of these third parties were to cease doing business, the Company would be forced to spend significant time to replace the licensed software, if possible. However, there can be no assurance that such replacements would be available on reasonable terms, if at all. Such events would have a material adverse effect upon the Company's business, financial condition and operating results. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources either of which could have a material adverse effect on the Company's business, financial condition and operating results. The Company may in the future receive notices of claims of infringement of other parties' proprietary rights. There can be no assurance that claims for infringement or invalidity (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require the Company to enter into royalty or licensing agreements. There can be no assurance that such royalties or licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims, whether successful or unsuccessful, could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Intellectual Property and Other Proprietary Rights."

COMPETITION

  The Company derives substantially all of its revenues from market-making activities. The market for these services, particularly market-making services through electronic communications gateways, is rapidly evolving and intensely competitive. The Company expects competition to continue and intensify in the future. Knight competes primarily with wholesale, national, and regional broker-dealers. Trimark competes with the NYSE, the AMEX, regional exchanges and Third Market competitors. The Company competes primarily on the basis of execution standards, its relationship with its customers and technology.

  A number of the Company's competitors have significantly greater financial, technical, marketing and other resources than the Company. Some of the Company's competitors also offer a wider range of services and products than the Company and have greater name recognition and more extensive customer bases than the Company. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than the Company and may be able to undertake more extensive promotional activities and offer more attractive terms to customers. Recent advancements in computing and communications technology are substantially changing the means by which market-making services are delivered, including more direct access on-line to a wide variety of services and information, and have also created demand for more sophisticated levels of customer service. The provision of such services may entail considerable cost without an offsetting increase in revenues. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share.

  There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and operating results.

LITIGATION AND POTENTIAL SECURITIES LAWS LIABILITY

  Many aspects of the Company's business involve substantial risks of liability. A market maker is exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the NASD. The Company is also subject to the risk of litigation and claims that may be without merit. As the Company intends to defend actively any such litigation, significant legal expenses could be incurred. An adverse resolution of any future lawsuits or claims against the Company could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH DEPENDENCE ON COMPUTER AND COMMUNICATIONS SYSTEMS

  The Company's market-making activities are heavily dependent on the integrity and performance of the computer and communications systems supporting them. Extraordinary trading volumes or other events could cause the Company's computer systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of the Company's computer systems or any other systems in the trading process (e.g., on-line service providers, record retention and data processing functions performed by third parties, and third-party software, such as Internet browsers) could cause customers to suffer delays in trading. Such delays could cause substantial losses for customers and could subject the Company to claims from customers for losses, including litigation claiming fraud or negligence. There can be no assurance that the Company's network protections will work appropriately in the event of a computer systems failure, or that, in the event of a tornado, fire or any other natural disaster, power or telecommunications failure, act of God or war, the Company will not suffer an extended computer systems failure. Any computer or communications system failure or decrease in computer systems performance that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Technology."

RISKS RELATED TO EVOLVING MARKETS; DEPENDENCE ON NEW SERVICES, PRODUCTS AND TECHNOLOGIES

  The demand for market-making services, particularly services that rely on electronic communications gateways is characterized by rapid technological change, changing customer demands, the need to enhance existing or introduce new services and products, and evolving industry standards. New services, products and technologies may render the Company's existing services, products and technologies less competitive. The Company's future success will depend, in part, on its ability to respond to the demand for new services, products and technologies on a timely and cost-effective basis and adapt to technological advancements and changing standards to address the increasingly sophisticated requirements of its customers. There can be no assurance that the Company will be successful in the development, acquisition of adequate rights to, introduction or marketing of such new services, products and technologies. Any failure by the Company to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH UNCERTAINTY OF MARKET ACCEPTANCE OF NEW SERVICES, PRODUCTS AND THE INTERNET

  The Company receives substantially all of its order flow through electronic communications gateways, including a variety of computer-to-computer interfaces and the Internet. The market for market-making services that rely on the Internet is at an early stage of development and is rapidly evolving. As a result, the demand for and market acceptance of recently introduced services and products is subject to a high level of uncertainty. The Company's electronic services may involve alternative approaches to market making and, accordingly, substantial marketing and sales efforts may be necessary to educate prospective customers regarding the use and benefit of the Company's electronic services and products.

  The Company depends on the business it receives from broker-dealers who increasingly rely on the Internet to conduct transactions with their customers. The need for the Company's services and products depend on whether the customers of such broker-dealers are willing to adopt the Internet as a medium for commerce and communication. Customer concerns, including security, reliability, cost, ease of use, accessibility and quality of service all may negatively affect the growth of Internet use for such activities. The success of the Internet will also depend on the development of necessary infrastructure and complementary services and products, such as high speed modems and high speed communication lines. As the number of users and the amount of traffic on the Internet continues to increase, there can be no assurance that the infrastructure needed to support the Internet will be able to meet the demands placed on it. Finally, the success of the Internet will also depend on government regulation and the ability of Internet users to develop and adopt new standards and protocols to handle increased levels of activity. As a result, there can be no assurance that the number of transactions generated over the Internet will continue to increase. Any reluctance of the clients of the Company's broker-dealer customers to obtain brokerage services over the Internet may have a material adverse effect on the Company's business, financial condition and operating results.

EFFECT OF NET CAPITAL REQUIREMENTS

  The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokers, including the SEC's Uniform Net Capital Rule (the "Net Capital Rule"), which governs the net capital requirements of each of the Company's subsidiaries. Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit those operations of the Company that require the intensive use of capital, and also could restrict the Company's ability to withdraw capital from its brokerage subsidiaries, which in turn could limit the Company's ability to pay cash dividends, repay debt and repurchase shares of its outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect the ability of the Company to expand or even maintain its present levels of business, which could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Government Regulation."

YEAR 2000

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies, including computers involved in the securities industry, may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with the failure to achieve such compliance. The Company has undertaken a project to identify and modify non-year 2000 compliant communications and data processing systems in anticipation of the Year 2000. Although the Company's main trading-related systems are designed to be Year 2000 compliant, there can be no assurance that the Company's proprietary software and systems or any other software or systems licensed by third parties to the Company contain all necessary date code changes or that it will not be adversely affected by the failure of other companies' software to be Year 2000 compliant. The Company plans to have its other computer systems certified by the end of 1998. However, there can be no assurance that such schedule will be met or that any software or systems licensed by third parties to the Company, on which the Company's business is dependent, will be corrected in a timely manner or that any such failure by such third parties would not have an adverse effect on the Company's business, financial condition and operating results. The Company's progress under its Year 2000 compliance plan is reviewed and monitored by senior the Company or to utilize the Company's services. There can be no assurance that third parties will not commence litigation against the Company for any such disruption or failure.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CHARTER

  The Company is organized under the laws of the State of Delaware. Certain provisions of Delaware law may have the effect of delaying, deferring, or preventing a change in control of the Company. In addition, certain provisions of the Company's Certificate of Incorporation (the "Certificate") may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. The Certificate will authorize the Board to determine the rights, preference, privileges and restrictions of unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series, without any vote or action by the Company's stockholders. Thus, the Board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Company's Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring, or preventing a change of control of the Company, as the terms of the preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the Common Stock.

SUBSTANTIAL DISCRETION IN USE OF PROCEEDS

  The company intends to use $13.8 million of the net proceeds from the Offering to pay for the redemption of the Class B Preferred Units of the LLC. The Company intends to use the balance of the net proceeds for working capital and for general corporate purposes. Accordingly, management will have significant flexibility in applying the net proceeds of the Offering. Although the Company has no plans, commitments or agreements regarding any material acquisitions as of the date of this Prospectus, the Company may seek acquisitions of businesses, products or technologies that are complementary to those of the Company, and a portion of the net proceeds may be used for such acquisitions. See "Use of Proceeds."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there was no public market for the Company's Class A Common Stock. The Company has applied to have the Class A Common Stock approved for quotation in NASDAQ as a National Market issue under the symbol "NITE." There can be no assurance that an active public market for the Class A Common Stock will develop or be sustained. The initial public offering price will be determined through negotiations between the Company and the representatives of the Underwriters, and it may not be indicative of the market price for the Class A Common Stock after the Offering is complete. The market price of the Class A Common Stock after completion of the Offering could be subject to significant fluctuations in response to quarterly variations in operating results, announcements of new services or products by the Company or its competitors, changes in financial estimates by securities analysts or other vents or factors many of which are beyond the Company's control. In addition, stock markets generally, and the stock prices of competitors in the Company's industry specifically, experience significant price and volume volatility from time to time which may adversely affect the market price of the Class A Common Stock for reasons unrelated to the Company's performance. There can be no assurance that purchasers of Class A Common Stock will be able to resell their Class A Common Stock at prices equal to or greater than the initial public offering price. See "Underwriting."

IMMEDIATE SUBSTANTIAL DILUTION

  Purchasers of Class A Common Stock in the Offering will experience an immediate and substantial dilution of $12.29 in the net tangible book value per share of their investment. If the Company issues additional Common Stock in the future, purchasers of Class A Common Stock in the Offering may experience further dilution in the net tangible book value of their Class A Common Stock. See "Dilution." The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

  The Company's business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Historically, the Company has satisfied these needs from internally generated funds. Prior to the Reorganization, the LLC will pay a portion of its undistributed profits to its members, thereby reducing the Company funds available for business operations. The Company currently anticipates, based on management's experience and current industry trends, that its available cash resources, combined with the net proceeds to the Company from the Offering, will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next 12 months. The Company expects that it will incur approximately $8.0 million in capital expenditures in 1998. However, if the Company needs to raise additional funds to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses, products or technologies or respond to unanticipated requirements, there can be no assurance that additional financing will be available when needed on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, the Company will have 47,484,299 shares of Class A Common Stock and 3,945,528 shares of Class B Common Stock outstanding. Of these shares, the shares of Class A Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act, by persons other than affiliates of the Company within the meaning of Rule 144 promulgated under the Securities Act. The remaining shares, other than shares held by affiliates, may also be freely tradeable. 41,429,827 of these shares are held by affiliates and, accordingly, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold only if registered or pursuant to an exemption from registration.

  In addition, the existing stockholders have the right to cause the Company to register the sale of certain shares of Class A Common Stock or Class B Common Stock owned by them and/or to include their shares in future registrable statements relating to the Company's securities.

  Each of the Company, its directors and officers and certain other stockholders has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional shares of the Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Class A Common Stock without the prior written consent of BancAmerica Robertson Stephens for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

  After the date of this Prospectus, the Company intends to file a Form S-8 registration statement under the Securities Act to register all shares of Common Stock issuable under the Company's stock option plan. Such registration statement is expected to become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to certain lock-up agreements and Rule 144 limitations applicable to affiliates. See "Management," "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 8,688,246 shares of Class A Common Stock offered by the Company hereby are estimated to be approximately $120.4 million ($141.4 million if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $15.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

  The principal purposes of the Offering are to increase the Company's working capital and equity base, to provide a public market for its Class A Common Stock, to permit future acquisitions using cash or publicly tradeable Class A Common Stock, and to facilitate future access to capital markets. From the proceeds of the Offering, the Company intends to use $13.8 million to pay for the redemption of all of the outstanding Preferred B Units of the LLC. The Company intends to use the remaining proceeds of the Offering for working capital and for general corporate purposes. The Company may also use a portion of the proceeds of the Offering to pursue acquisitions of or investments in businesses, products or technologies that are complementary to those of the Company. The Company currently does not have any commitments or agreements with respect to any such acquisitions. Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  Prior to the Reorganization, the LLC has been treated as a partnership for federal and state income tax purposes. Since inception, the LLC generated taxable income and made distributions to its members to facilitate the payment of the tax liability associated with the allocation of LLC income of an aggregate of $2.9 million, $17.6 million, $22.3 million and $8.4 million in 1995, 1996, 1997, and the three months ended March 31, 1998, respectively. In addition, prior to the Reorganization, the LLC will distribute to its members all of its Undistributed Profits (other than $26.1 million which certain LLC members have elected not to have distributed and to receive in exchange therefor additional shares of Common Stock), as well as all of its taxable income earned during the period beginning April 1, 1998 and ending with the closing of the Offering. See "Certain Transactions--The Reorganization."

  The Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The payment of cash dividends is within the discretion of the Company's Board of Directors and will be dependent upon, among other factors, the Company's results of operations, financial condition and capital requirements, restrictions imposed by the Company's financing arrangements and legal requirements.

                                CAPITALIZATION

  The following table sets forth as of March 31, 1998, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the Reorganization, the Option Exercise, and the redemption of the Preferred A Units and a portion of the Preferred B Units and (iii) the as adjusted capitalization of the Company after giving effect to the sale by the Company of 8,688,246 shares of Class A Common Stock at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                      MARCH 31, 1998
                                               --------------------------------
                                                                     PRO FORMA
                                               ACTUAL     PRO FORMA AS ADJUSTED
                                               -------    --------- -----------
                                                      (IN THOUSANDS)
   Long-term debt:
     Mandatorily Redeemable Preferred Units..  $13,847(1)  $13,847   $    --
   Owners' equity:
     Common Units............................    7,345         --         --
     Preferred Stock, $0.01 par value;
      shares authorized; no shares issued and
      outstanding, actual, pro forma, or as
      adjusted...............................      --          --         --
     Class A Common Stock, $0.01 par value;
      200,000,000 shares authorized; no
      shares issued and outstanding, actual;
      38,796,053 shares issued and outstand-
      ing, pro forma; 47,484,299 shares is-
      sued and outstanding, as adjusted (2)..      --          388        475
     Class B Common Stock, $0.01 par value;
      20,000,000 shares authorized; no shares
      issued and outstanding, actual;
      3,945,528 shares issued and outstand-
      ing, pro forma; and 3,945,528 shares
      issued and outstanding, as adjusted....      --           39         39
     Additional paid-in capital..............      --       33,113    153,379
     Undistributed income....................   52,593         --         --
                                               -------     -------   --------
       Total owners' equity..................   59,938      33,540    153,893
                                               -------     -------   --------
        Total capitalization.................  $73,785     $47,387   $153,893
                                               =======     =======   ========

--------
(1) In April 1998, the Company redeemed and retired all of the Preferred A Units for $12.5 million and a portion of the Preferred B Units for $1.2 million (the "Redemption") pursuant to mandatory redemption provisions.
(2) Does not include      shares of Class A Common Stock issuable at an
    exercise price equal to the initial public offering price outstanding as of the date of this Prospectus under the Company's stock option plan. As
    of the date of this Prospectus, an additional     shares were reserved for
    future grants under the Company's stock option plan.

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1998, giving effect to the Reorganization, Option Exercise and the Redemption, was $19.1 million or $0.45 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 8,688,246 shares of Class A Common Stock offered by the Company hereby (at an assumed initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses), the pro forma as adjusted net tangible book value of the Company as of March 31, 1998 would have been approximately $139.5 million or $2.71 per share. This represents an immediate dilution of $12.29 per share to new investors in this Offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...............       $15.00
     Pro forma net tangible book value per share as of March 31,
      1998....................................................... $0.45
     Increase per share attributable to new investors............  2.26
                                                                  -----
   Pro forma as adjusted net tangible book value per share after
    this Offering................................................         2.71
                                                                        ------
   Dilution per share to new investors...........................       $12.29
                                                                        ======

  The following table summarizes, on a pro forma basis as of March 31, 1998,
(i) the number of shares of Common Stock purchased from the Company, (ii) the total consideration paid for such shares and (iii) the average price per share paid by existing stockholders and by new stockholders:

                             SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                            ------------------ -------------------- PRICE PER
                              NUMBER   PERCENT    AMOUNT    PERCENT   SHARE
                            ---------- ------- ------------ ------- ---------
   Existing stockholders
    (1).................... 42,741,581   83.1% $ 33,540,119   20.5%   $0.78
   New stockholders........  8,688,246   16.9   130,323,690   79.5    15.00
                            ----------  -----  ------------  -----
     Total................. 51,429,827  100.0% $163,863,809  100.0%
                            ==========  =====  ============  =====

--------
(1) Sales by the Selling Stockholder in this offering will cause the number of shares held by existing stockholders to be reduced to 41,429,827 shares or 80.6% (41,429,827 shares or 78.3% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock to be outstanding after this Offering, and will increase the number of shares held by new investors to 10,000,000 shares or 19.4% (11,500,000 shares or 21.7% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock to be outstanding after this Offering. See "Principal and Selling Stockholders."

  The calculation of pro forma net tangible book value and the other computations above assume no exercise of stock options outstanding, except for the Option Exercise. As of the date of this Prospectus, there were options
outstanding to purchase a total of      shares of Class A Common Stock at an
exercise price equal to the initial public offering price. See "Capitalization," "Management--Stock Option Plan," "Description of Capital Stock" and "Shares Eligible for Future Sale."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data are qualified by the more detailed consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus and should be read in conjunction with such consolidated financial statements and notes and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of income data for the period from March 27, 1995 through December 31, 1995 and years ended December 31, 1996 and 1997 and the consolidated statement of financial condition data at December 31, 1996 and 1997 have been derived from the Company's audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of income data for the three months ended March 31, 1997 and 1998 and the consolidated statement of financial condition data at December 31, 1995 are derived from audited consolidated financial statements not included in this Prospectus. The consolidated statement of financial data at March 31, 1998 are derived from the unaudited consolidated financial statements which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of operations for such periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of results to be expected for the full year.

                                PERIOD FROM
                                 MARCH 27,
                                  THROUGH       YEAR ENDED      THREE MONTHS
                                DECEMBER 31,   DECEMBER 31,    ENDED MARCH 31,
                                ------------ ----------------- ---------------
                                    1995       1996     1997    1997    1998
                                ------------ -------- -------- ------- -------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 INCOME DATA:
Revenues
  Net trading revenue..........   $69,516    $183,894 $224,627 $50,483 $63,007
  Interest, net................       296       1,283    2,039     496     526
                                  -------    -------- -------- ------- -------
    Total revenues.............    69,812     185,177  226,666  50,979  63,533
                                  -------    -------- -------- ------- -------
Expenses
  Payments for order flow......    25,994      69,829   66,912  18,129  16,257
  Execution and clearance
   fees........................    12,710      25,837   32,069   6,411  10,241
  Employee compensation and
   benefits....................    12,151      39,494   57,717  12,013  16,168
  Communications and data
   processing..................     2,202       4,360    6,809   1,319   2,170
  Depreciation and amortiza-
   tion........................     1,626       2,975    4,225     936   1,291
  Interest on Preferred Units..     1,310       2,093    1,941     604     416
  Occupancy and equipment
   rentals.....................       849       1,777    2,657     537   1,082
  Business development.........       130         624    1,460     245     377
  Other........................     1,499       1,428    2,799     365     747
                                  -------    -------- -------- ------- -------
    Total expenses.............    58,471     148,417  176,589  40,559  48,749
                                  -------    -------- -------- ------- -------
Income before income taxes.....    11,341      36,760   50,077  10,420  14,784
Pro forma income tax ex-
 pense(1)......................     5,217      15,807   21,533   4,481   6,357
                                  -------    -------- -------- ------- -------
Pro forma net income...........   $ 6,124    $ 20,953 $ 28,544 $ 5,939 $ 8,427
                                  =======    ======== ======== ======= =======
Pro forma basic and diluted
 earnings per share............                       $   0.67         $  0.20
                                                      ========         =======
Shares used to compute per
 share data(2).................                         42,742          42,742
                                                      ========         =======

                                                  DECEMBER 31,        MARCH 31,
                                            ------------------------- ---------
                                             1995     1996     1997     1998
                                            ------- -------- -------- ---------
                                                      (IN THOUSANDS)
CONSOLIDATED STATEMENT OF FINANCIAL
 CONDITION DATA:
Cash and cash equivalents.................  $ 1,668 $ 15,353 $ 13,797 $  5,429
Securities owned, at market value.........   33,763   46,781   61,726   63,490
Receivable from clearing brokers..........   11,437   23,156   30,152   78,119
Total assets..............................   65,182  106,035  127,872  171,073
Securities sold, not yet purchased, at
 market value.............................   11,001   19,021   21,061   54,581
Distributions on Common Units to members..      --     4,984    8,405    8,819
Mandatorily Redeemable Preferred Units....   28,415   37,706   27,484   27,484
Owners' equity............................   12,199   29,987   53,973   59,938

-------
(1) Prior to the Reorganization described elsewhere in this Prospectus, the Company was a limited liability company and was not subject to income taxes. Pro forma income tax expense has been presented for each of the periods indicated as if the Reorganization had occurred as of March 27, 1995.
(2) Shares used to compute per share data represent Common Stock outstanding immediately after the Reorganization and the exercise of the Brown Option, but before the Offering.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  The Company is a leading market maker in NASDAQ securities, other OTC equity securities, and NYSE- and AMEX- listed equity securities in the Third Market. Through its wholly-owned subsidiary, Knight, the Company makes markets in approximately 4,200 equity securities in NASDAQ and on the NASD's OTC Bulletin Board. Through its wholly-owned subsidiary, Trimark, the Company makes markets in all NYSE- and AMEX-listed equity securities in the Third Market.

  Knight commenced NASDAQ and OTC securities market making operations on July 24, 1995. Based on rankings published by AutEx, an electronic database and online, real-time network for trade order indications used by the securities industry, Knight was ranked first in AutEx's Nasdaq/OTC Securities rankings, with a 8.95% and 9.93% market share, respectively, during February and March 1998. Knight's share volume totaled 1.0 billion, 5.7 billion and 11.2 billion, or 23%, 53% and 62% of the Company's total share volume, during the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996 and 1997, respectively. For the three months ended March 31, 1998, Knight's share volume grew 161% to 5.0 billion, or 67% of the Company's total share volume, from 1.9 billion shares, or 56% of the Company's total share volume, in the same period in 1997. Since commencing operations in 1995, Knight's business has grown rapidly and accounted for 76%, 75% and 77% of the Company's total share volume growth during the years ended December 31, 1996 and 1997, and the three months ended March 31, 1998, respectively.

  Trimark commenced operations on March 27, 1995 when it acquired the NYSE- and AMEX-listed equity securities market-making business and certain assets of Trimark Securities, Inc. for $15 million in Mandatorily Redeemable Preferred B Units and additional consideration based on Trimark's earnings during the five years immediately following the acquisition. On November 17, 1997, Trimark purchased the business and certain of the assets of Tradetech Securities, L.P. ("Tradetech"), a direct competitor of Trimark, for $750,000 in cash and additional consideration based on Trimark's earnings during a minimum of three years immediately following the acquisition. Since March, 1995, Trimark has experienced significant increases in share volumes. Trimark's share volume totaled 3.7 billion, 5.1 billion and 6.9 billion, or 78%, 47% and 38% of the Company's total share volume during the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996 and 1997, respectively. With the acquisition of Tradetech, Trimark's share volume grew 63% for the three months ended March 31, 1998 to 2.4 billion shares, from 1.5 billion shares for the comparable period in 1997 and accounted for 33% of the Company's share volume for the three months ended March 31, 1998.

  The Company was organized in April 1998 for the purpose of succeeding to the business of the LLC. Concurrent with the closing of the Offering, based on an assumed initial public offering price of $15.00 per share, all of the member interests of the LLC will be exchanged for 41,000,000 shares of Common Stock of the Company. Certain members, who have so elected, will receive additional shares of Class A Common Stock valued at the initial public offering price with respect to their share of the Undistributed Profits. Management of the Company has elected to receive shares of Class A Common Stock for all of its Undistributed Profits. The Company will receive no additional consideration in connection with such conversion of member interests into shares of Common Stock. In connection with the exchange, Knight will become the successor entity to Knight Securities, L.P., and Trimark will become the successor entity to Trimark Securities, L.P. Prior to the effective date of the Registration Statement of which this Prospectus is a part, certain members of the LLC, who have so elected, will receive a cash distribution of all or a portion of their Undistributed Profits. Concurrently with such distribution, the LLC intends to make a cash distribution to each member of an estimate of its share of the total amount of profits of the LLC accruing between April 1, 1998 and the closing of this Offering.

  Immediately prior to the Reorganization, 60% of the member interests of the LLC will be owned by a consortium of 27 broker-dealers or their affiliates. Additionally, Brown & Company Securities Corporation ("Brown"), a major customer of the Company, held subordinated debt of the LLC and an option to purchase a member interest in the LLC (the "Brown Option"). After the closing of this Offering, such broker-dealer owners, including Brown, will own 48.5% of the Company's Common Stock (47.2% if the Underwriters' over-allotment option is exercised in full). In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, the broker-dealer owners and subordinated note holders, were the source of 31.3%, 35.1%, 39.8%, and 41.3%, respectively of the Company's total order flow. In each of the periods ended December 31, 1995, 1996, and 1997, and the three months ended March 31, 1998, aggregate payments by the Company to its broker-dealer owners and subordinated note holders for order flow and aggregate profit distributions to broker-dealer owners equaled $14.4 million and $2.9 million, $46.4 million and $17.6 million, $50.7 million and $22.3 million, $11.3 million and $8.4 million, respectively. See "Certain Transactions."

  Pursuant to the limited liability company agreement of the LLC, its broker-dealer owners have partially shared in the LLC profits in proportion to their equity interest and partially in proportion to the quantity of order flow they have directed to the Company. This arrangement will be discontinued upon consummation of the Reorganization. The broker-dealer owners will no longer receive any special inducements to send order flow to the Company and will not be contractually or otherwise obligated to provide the Company with any order flow in the future. See "Risk Factors--Risks Associated with Change of Ownership Structure."

 Revenues

  The Company's revenues consist principally of net trading revenue from market-making activities and, to a much lesser extent, net interest income from the Company's cash and securities positions held at banks and in trading accounts at clearing brokers. To date, the Company has only traded equity securities, and has never traded in options, futures, forwards, swaps or other derivative instruments. Net trading revenue, which represents trading gains net of trading losses, is primarily affected by changes in trade and share volumes from customers, the Company's ability to derive trading gains by taking proprietary positions to facilitate customer transactions and, most recently, by regulatory changes, and evolving industry customs and practices. These regulatory changes and the move from securities being quoted in sixteenths rather than eighths of a dollar have resulted in a decrease in net trading revenue per trade. The Company's net trading revenue per trade for OTC securities has historically exceeded the net revenue per trade for listed securities.

  Interest, net includes interest earned on cash balances held at banks and clearing brokers, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities sold, not yet purchased, and interest on subordinated notes. Interest, net is primarily affected by the changes in cash balances held at banks and clearing brokers, and the level of securities sold, not yet purchased, and the principal amount outstanding under the subordinated notes.

 Expenses

  The Company's operating expenses largely consist of payments for order flow, execution and clearance fees and employee compensation and benefits. A substantial portion of these expenses are variable in nature. Payments for order flow fluctuate based on share volume, the mix of market orders and limit orders and the mix of orders received from broker-dealers compared to other institutional customers. Execution and clearance fees fluctuate primarily based on changes in trade and share volume, the mix of trades of OTC securities compared to listed securities and the clearance fees charged by clearing brokers. Employee compensation and benefits expense, which is largely profitability based, fluctuates, for the most part, based on changes in net trading revenue and the Company's profitability.

  Payments for order flow represent customary payments to broker-dealers, in the normal course of business, for directing their order flow to the Company. The Company does not pay for order flow from non-broker-dealer customers. As a result of the new Order Handling Rules implemented by the SEC in 1997, the Company changed its order flow payment policy from paying broker-dealers for substantially all order executions, to paying broker-dealers only for orders which provide the Company with a profit opportunity. For example, the Company makes payments on market orders, but does not pay on limit orders. As a result of these changes, the average order flow payment per transaction has declined.

  Execution and clearance fees primarily represent clearance fees paid to clearing brokers for OTC and listed securities, transaction fees paid to NASDAQ for OTC securities, and execution fees paid to third parties, primarily for executing trades in listed securities on the NYSE and AMEX and for executing orders through Electronic Communications Networks ("ECNs"). Execution and clearance fees are higher for listed securities than for OTC securities. Due to the Company's significant growth in share and trade volume, the Company has been able to negotiate favorable rates and volume discounts from clearing brokers and providers of execution services. As a result of these lower rates and discounts and the increase in trade volume of OTC securities as a percentage of total trade volume, execution and clearance fees per trade have decreased.

  Employee compensation and benefits expense primarily consists of salaries and wages paid to administrative and customer service personnel and profitability based compensation, which includes compensation and benefits paid to market-making and sales personnel based on their individual performance, and incentive compensation paid to all other employees based on the overall profitability of the Company ("Profitability Based Compensation"). Profitability Based Compensation represented 65%, 79% and 78% of total employee compensation and benefits expense for the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996 and 1997, respectively. Profitability Based Compensation represented 78% and 72% of employee compensation and benefits expense for the three months ended March 31, 1997 and 1998, respectively. The Company has grown from 152 employees at December 31, 1995 to 195 employees, 317 employees and 337 employees as of December 31, 1996, 1997 and March 31, 1998, respectively. More than 70% of the Company's employees are directly involved in market-making, sales or customer service activities.

  Communications and data processing expense primarily consists of costs for obtaining stock market data and telecommunications services.

  Depreciation and amortization expense results from the depreciation of fixed assets purchased by the Company or financed under a capital lease, and the amortization of goodwill, which includes contingent consideration, resulting from the acquisition of the listed securities market-making business of Trimark and the Tradetech acquisition.

  Interest on Preferred Units expense represents required interest payments on the Company's Mandatorily Redeemable Preferred A and B Units at a rate approximating the Federal Funds rate. As of April 15, 1998, all outstanding Preferred A Units have been redeemed and the Company has redeemed $1.2 million of Preferred B Units. The Company intends to redeem all of the remaining Preferred B Units for $13.8 million with the proceeds of this Offering.

  Occupancy and equipment rentals expense primarily consists of rental payments on office and equipment leases.

  Business development expense primarily consists of marketing expenses, including travel and entertainment expenses and promotion and advertising costs.

  Other expenses primarily consist of fees paid to computer programming and systems consultants, as well as legal fees and other professional fees.

 Income Tax

  Prior to the Reorganization, the Company was a limited liability company and was not subject to federal or state income taxes. Subsequent to the Reorganization, which will occur concurrently with the consummation of this Offering, the Company will be subject to federal income taxes and state income taxes in New York, New Jersey and other states. Income tax expense includes pro forma amounts relating to federal income taxes, as well as pro forma amounts relating to state income taxes in New York, New Jersey and other states. The Company's pro forma effective tax rate will generally differ from the federal statutory rate of 35% primarily due to state income taxes, as well as the effect of nondeductible expenses, including the amortization of goodwill resulting from the acquisition of the listed securities market-making business of Trimark and the Tradetech acquisition and a portion of business development expenses.

RESULTS OF OPERATIONS

  The following table sets forth the consolidated statement of income data for the periods indicated as a percentage of total revenues:

                                  PERIOD FROM                    THREE MONTHS
                                MARCH 27 THROUGH  YEAR ENDED         ENDED
                                  DECEMBER 31,   DECEMBER 31,      MARCH 31,
                                ---------------- --------------  --------------
                                      1995        1996    1997    1997    1998
                                ---------------- ------  ------  ------  ------
Revenues
  Net trading revenue.........        99.6%        99.3%   99.1%   99.0%   99.2%
  Interest, net...............         0.4          0.7     0.9     1.0     0.8
                                     -----       ------  ------  ------  ------
    Total revenues............       100.0        100.0   100.0   100.0   100.0
                                     -----       ------  ------  ------  ------
Expenses
  Payments for order flow.....        37.2         37.7    29.5    35.6    25.6
  Execution and clearance
   fees.......................        18.2         14.0    14.1    12.6    16.1
  Employee compensation and
   benefits...................        17.4         21.3    25.5    23.6    25.4
  Communications and data
   processing.................         3.2          2.4     3.0     2.6     3.4
  Depreciation and amortiza-
   tion.......................         2.3          1.6     1.9     1.8     2.0
  Interest on Preferred
   Units......................         1.9          1.1     0.9     1.2     0.7
  Occupancy and equipment
   rentals....................         1.2          1.0     1.2     1.1     1.7
  Business development........         0.2          0.3     0.6     0.5     0.6
  Other.......................         2.1          0.8     1.2     0.7     1.2
                                     -----       ------  ------  ------  ------
    Total expenses............        83.7         80.2    77.9    79.7    76.7
                                     -----       ------  ------  ------  ------
Income before income taxes....        16.3         19.8    22.1    20.3    23.3
Pro forma income tax expense..         7.5          8.5     9.5     8.8    10.0
                                     -----       ------  ------  ------  ------
Pro forma net income..........         8.8%        11.3%   12.6%   11.5%   13.3%
                                     =====       ======  ======  ======  ======

THREE MONTHS ENDED MARCH 31, 1998 AND 1997

 Revenues

  Net trading revenue increased 24.8% to $63.0 million for the three months ended March 31, 1998, from $50.5 million for the comparable period in 1997. This increase was primarily due to higher trading volume, particularly higher trade volume for OTC securities, which was offset in part by lower average net trading revenue per trade. Total trade volume increased 100.3% to 7.6 million trades for the three months ended March 31, 1998, from 3.8 million trades for the comparable period in 1997. Total share volume increased 118.3% to 7.4 billion shares traded for the three months ended March 31, 1998, from 3.4 billion shares traded for the comparable period in 1997. Average net trading revenue per trade decreased 37.7% to $8.32 per trade for the three months ended March 31, 1998, from $13.36 per trade for the comparable period in 1997. The decrease in average net trading revenue per trade was primarily due to the new Order Handling Rules, which were implemented between January 1997 and October 1997, and, to a lesser extent, the move to securities being quoted in sixteenths of a dollar rather than eighths of a dollar.

  Interest, net increased 6.1% to $526,000 for the three months ended March 31, 1998, from $496,000 for the comparable period in 1997. This increase was primarily due to larger cash balances held at banks and the Company's clearing brokers, which was offset, in part, by increased transaction-related interest expense resulting from a higher level of securities sold, not yet purchased.

 Expenses

  Payments for order flow decreased 10.3% to $16.3 million for the three months ended March 31, 1998, from $18.1 million for the comparable period in 1997. As a percentage of net trading revenue, payments for order flow decreased to 25.8% for the three months ended March 31, 1998, from 35.9% for the comparable period in 1997. The decrease in payments for order flow on a dollar basis and as a percentage of total revenue resulted from changes in the Company's order flow payment policy, changes in the mix of market orders versus limit orders, and changes in customer mix. Payments for order flow made to broker-dealer owners and subordinated note holders represented 69.6% of total payments for order flow for the three months ended March 31, 1998, as compared to 79.4% for the comparable period in 1997 due to the expansion of the Company's broker-dealer customer base.

  Execution and clearance fees increased 59.7% to $10.2 million for the three months ended March 31, 1998, from $6.4 million for the comparable period in 1997. As a percentage of net trading revenue, execution and clearance fees increased to 16.3% of net trading revenue for the three months ended March 31, 1998, from 12.7% of net trading revenue for the comparable period in 1997. The increase on a dollar basis was primarily due to a 100.3% increase in trades for the comparable period in 1997, which was offset, in part, by a decrease in clearance rates charged by clearing brokers and higher growth in the volume of OTC securities transactions, which have lower execution costs than transactions in listed securities. The increase in execution and clearance fees as a percentage of net trading revenue was primarily due to the decrease in the average net trading revenue per trade.

  Employee compensation and benefits expense increased 34.6% to $16.2 million for the three months ended March 31, 1998, from $12.0 million for the comparable period in 1997. As a percentage of net trading revenue, employee compensation increased to 25.7% of net trading revenue for the three months ended March 31, 1998, from 23.8% of net trading revenue for the comparable period in 1997. The increase on a dollar basis and as a percentage of net trading revenue was primarily due to the Company's increased profitability and an increase in the number of employees. Due to increased net trading revenue and profitability, Profitability Based Compensation increased 24.8% to $11.6 million for the three months ended March 31, 1998, from $9.3 million for the comparable period in 1997. The number of employees increased to 337 employees as of March 31, 1998, from 228 employees as of March 31, 1997.

  Communications and data processing expense increased 64.5% to $2.2 million for the three months ended March 31, 1998, from $1.3 million for the comparable period in 1997. This increase was generally attributable to higher trading volumes, and an increase in the number of employees.

  Depreciation and amortization expense increased 37.9% to $1.3 million for the three months ended March 31, 1998, from $936,000 for the comparable period in 1997. This increase was primarily due to the purchase of additional fixed assets and leasehold improvements during 1997 and the first quarter of 1998 to support the Company's expanded operations, and, to a lesser extent, the amortization of goodwill recognized as part of the Tradetech acquisition, which was completed in November 1997.

  Interest on Preferred Units expense decreased 31.0% to $416,000 for the three months ended March 31, 1998, from $604,000 for the comparable period in 1997. This decrease was primarily due to the redemption and retirement of $10.2 million Preferred A Units by the Company in April 1997.

  Occupancy and equipment rental expense increased 101.5% to $1.1 million for the three months ended March 31, 1998, from $537,000 for the comparable period in 1997. This increase was primarily attributable to additional office space and increased computer equipment lease expense. The Company occupied 75,768 square feet of office space at March 31, 1998, up from 47,598 square feet of office space at March 31, 1997.

  Business development expense increased 54.2% to $377,000 for the three months ended March 31, 1998, from $244,000 for the comparable period in 1997. This increase was primarily the result of higher travel and entertainment costs.

  Other expenses increased 104.6% to $747,000 for the three months ended March 31, 1998, from $365,000 for the comparable period in 1997. This was the result of increased fees for computer programming and systems consultants.

 Income Tax

  Pro forma income tax expense was determined using an effective tax rate of 43% for the three months ended March 31, 1998 and 1997.

YEAR ENDED DECEMBER 31, 1997 AND 1996

 Revenues

  Net trading revenue increased 22.2% to $224.6 million in 1997, from $183.9 million in 1996. This increase was primarily due to higher trading volume, particularly higher trade volume for OTC securities, which was offset in part by lower average net revenue per trade. Total trade volume increased 74.7% to
20.3 million trades in 1997, from 11.6 million trades in 1996. Total share volume increased 68.5% to 18.1 billion shares traded in 1997, from 10.8 billion shares traded in 1996. Average net revenue per trade decreased 30.1% to $11.09 per trade in 1997, from $15.86 per trade in 1996, principally as a result of the new Order Handling Rules, which were implemented during 1997, and the reduction in the increments by which securities are quoted.

  Interest, net increased 59.0% to $2.0 million in 1997, from $1.3 million in 1996. This increase was primarily due to larger cash balances held at banks and the Company's clearing brokers, which was offset in part by increased transaction-related interest expense resulting from a higher level of securities sold, not yet purchased.

 Expenses

  Payments for order flow decreased 4.2% to $66.9 million, from $69.8 million in 1996. As a percentage of net trading revenue, payments for order flow decreased to 29.8% in 1997, as compared to 38.0% in 1996. The decrease in payments for order flow on a dollar basis and as a percentage of total revenue resulted from changes in the Company's order flow payment policy, changes in the mix of market orders versus limit orders, and changes in customer mix. Payments for order flow made to broker-dealer owners and subordinated note holders represented 75.7% of total payments for order flow in 1997, from 66.4% in 1996.

  Execution and clearance fees increased 24.1% to $32.1 million in 1997, from $25.8 million in 1996. As a percentage of net trading revenue, execution and clearance fees remained relatively constant and were 14.3% of net trading revenue in 1997 and 14.0% of net trading revenue in 1996. The increase on a dollar basis was primarily due to increased trade volume, which was offset, in part, by a decrease in clearance rates charged by clearing brokers, and growth in the volume of OTC securities transactions, which have lower execution costs than transactions in listed securities. The increase in execution and clearance fees as a percentage of net trading revenue was primarily due to the decrease in the average net trading revenue per trade.

  Employee compensation and benefits expense increased 46.1% to $57.7 million in 1997, from $39.5 million in 1996. As a percentage of net trading revenue, employee compensation and benefits expense increased to 25.7% in 1997, from 21.5% in 1996. The increase on a dollar basis and as a percentage of net trading revenue was primarily due to the Company's increased profitability and growth in the number of employees. Due to increased net trading revenue and profitability, Profitability Based Compensation increased 44.2% to $45.0 million in 1997, from $31.2 million in 1996. The number of employees increased to 317 employees as of December 31, 1997, from 195 employees as of December 31, 1996.

  Communications and data processing expense increased 56.2% to $6.8 million in 1997, from $4.4 million in 1996. This increase was generally attributable to higher trading volumes, and an increase in the number of employees.

  Depreciation and amortization expense increased 42.0% to $4.2 million in 1997, from $3.0 million in 1996. This increase was primarily due to the purchase of approximately $4.8 million of additional fixed assets and leasehold improvements during 1997 and the amortization of goodwill related to the acquisition of the listed securities market-making business of Trimark.

  Interest on Preferred Units expense decreased 7.2% to $1.9 million in 1997, from $2.1 million in 1996. This decrease was primarily due to the redemption and retirement of 1,022,208 Preferred A Units by the Company in April 1997 for $10.2 million.

  Occupancy and equipment rentals expense increased 49.6% to $2.7 million in 1997, from $1.8 million in 1996. This increase was primarily attributable to additional office space and increased computer equipment lease expense. The Company occupied 56,351 square feet of office space at December 31, 1997, up from 47,598 square feet of office space at December 31, 1996.

  Business development expense increased 134.1% to $1.5 million in 1997, from $623,000 in 1996. This increase was primarily the result of higher travel and entertainment costs.

  Other expenses increased 96.0% to $2.8 million in 1997, from $1.4 million in 1996. This increase was primarily due to increased professional fees for computer programming and systems consultants.

 Income Tax

  Pro forma income tax expense was determined using an effective tax rate of 43% for 1997 and 1996.

YEAR ENDED DECEMBER 31, 1996 VERSUS THE PERIOD FROM MARCH 27, 1995 THROUGH
 DECEMBER 31, 1995

 Revenues

  Net trading revenue increased to $183.9 million in 1996, from $69.5 million for the period from March 27, 1995 through December 31, 1995 (the "1995 Period"). Total trade volume increased to 11.6 million trades in 1996, from
5.0 million trades in the 1995 period. Total share volume increased to 10.8 billion shares traded in 1996, from 4.7 billion shares traded in the 1995 Period. Average net trading revenue per trade increased to $15.86 per trade in 1996, from $13.92 per trade in the 1995 Period due to significant growth in OTC securities volume.

  Interest, net increased to $1.3 million in 1996, from $296,000 in the 1995 Period. This increase was primarily due to larger cash balances held at banks and the Company's clearing brokers and the exchange of $5.0 million of subordinated notes for equity interests in the Company in January 1996, which was offset, in part, by increased transaction-related interest expense costs resulting from a higher level of securities sold, not yet purchased.

 Expenses

  Payments for order flow increased to $69.8 million in 1996, from $26.0 million in the 1995 Period. As a percentage of net trading revenue, payments for order flow increased slightly to 38.0% in 1996, from 37.4% in the 1995 Period. The increase on a dollar basis and as a percentage of net trading revenue resulted from the commencement of OTC securities market-making in July 1995, and the higher trading volumes in 1996. Payments for order flow made to broker-dealer owners and subordinated note holders represented 66.4% of total payments for order flow for 1996, from 55.4% in the 1995 Period.

  Execution and clearance fees increased to $25.8 million in 1996, from $12.7 million in the 1995 Period. As a percentage of net trading revenue, execution and clearance fees decreased to 14.0% in 1996, from 18.3% in the 1995 Period. The dollar increase was primarily due to increased trade volumes. The decrease as a percentage of net trading revenue was primarily due to strong growth in the volume of OTC securities transactions, which have lower execution costs than transactions in listed securities.

  Employee compensation and benefits expense increased to $39.5 million in 1996, from $12.2 million in the 1995 Period. As a percentage of net trading revenue, employee compensation and benefits expense increased to 21.5% in 1996, from 17.5% in the 1995 Period. The increase on a dollar basis and as a percentage of net trading revenue was primarily due to increased profitability and growth in the number of employees. The number of employees increased to 195 employees as of December 31, 1996, from 152 employees as of December 31, 1995.

  Communications and data processing expense increased to $4.4 million in 1996, from $2.2 million in the 1995 Period. This increase was generally attributable to higher trading volumes and an increase in the number of employees.

  Depreciation and amortization expense increased to $3.0 million in 1996, from $1.6 million in the 1995 Period. This increase was the result of the purchase of $3.9 million of additional fixed assets and leasehold improvements during 1996 and the amortization of goodwill related to the acquisition of the listed securities market-making business of Trimark.

  Interest on Preferred Units expense increased to $2.1 million in 1996, from $1.3 million in the 1995 Period. This increase was primarily due to the issuance of $13.2 million Preferred A Units during 1996, which was offset in part by the redemption and retirement of $3.9 million Preferred A Units by the Company in April 1996.

  Occupancy and equipment rentals expense increased to $1.8 million in 1996, from $849,000 in the 1995 Period. This increase was primarily attributable to additional office space leased by the Company in 1996. The Company occupied 47,598 square feet of office space at December 31, 1996, up from 26,174 square feet of office space at December 31, 1995.

  Business development expense increased to $623,000 in 1996, from $130,000 in the 1995 Period. This increase was primarily the result of higher travel and entertainment costs.

  Other expenses decreased to $1.4 million in 1996, from $1.5 million in the 1995 Period. This decrease was primarily due to higher professional fees and promotional costs incurred in the 1995 Period in connection with the formation of Knight and the acquisition of the listed securities market-making business of Trimark.

 Income Tax

  Pro forma income tax expense was determined using an effective tax rate of 43% for 1996 and 46% in the 1995 Period. The effective tax rate in the 1995 Period differed from the effective rate in 1996 due to one-time nondeductible syndication expenses incurred in the 1995 Period in connection with the formation of the Company.

CONSOLIDATED QUARTERLY RESULTS

  The following table sets forth certain unaudited consolidated quarterly statement of income data, such data as a percentage of total revenues and certain unaudited consolidated quarterly operating data for the nine quarters ended March 31, 1998. In the opinion of the Company's management, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. The results for any quarter are not necessarily indicative of results for any future period.

                                                                QUARTER ENDED
                      ----------------------------------------------------------------------------------------------------------
                       Mar. 31,    June 30,   Sept. 30,    Dec. 31,    Mar. 31,    June 30,   Sept. 30,    Dec. 31,    Mar. 31,
                         1996        1996        1996        1996        1997        1997        1997        1997        1998
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS)
Revenues
 Net trading reve-
  nue...............  $   39,138  $   54,000  $   38,150  $   52,606  $   50,482  $   49,656  $   58,060  $   66,426  $   63,007
 Interest, net......         174         219         389         500         496         435         510         598         526
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total revenues.....      39,312      54,219      38,539      53,106      50,978      50,091      58,570      67,024      63,533
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Expenses
 Payments for order
  flow..............      14,234      19,390      15,696      20,509      18,129      16,841      16,136      15,806      16,257
 Execution and
  clearance fees....       5,819       6,592       5,936       7,489       6,411       6,873       8,576      10,209      10,241
 Employee
  compensation and
  benefits..........       7,745      12,627       7,932      11,191      12,013      12,492      15,034      18,178      16,168
 Communications and
  data processing...         882       1,063       1,124       1,291       1,319       1,721       1,832       1,937       2,170
 Depreciation and
  amortization......         637         719         770         849         936       1,062       1,083       1,143       1,291
 Interest on
  Preferred Units...         504         451         540         597         604         477         435         425         416
 Occupancy and
  equipment
  rentals...........         436         424         450         468         537         565         666         889       1,082
 Business
  development.......         101         140         162         221         245         432         321         462         377
 Other..............         241         307         357         523         365         737         860         837         747
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total expenses.....      30,599      41,713      32,967      43,138      40,559      41,200      44,943      49,886      48,749
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..............       8,713      12,506       5,572       9,968      10,419       8,891      13,627      17,138      14,784
Pro forma income tax
 expense............       3,747       5,378       2,396       4,286       4,480       3,823       5,860       7,369       6,357
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Pro forma net
 income.............  $    4,966  $    7,128  $    3,176  $    5,682  $    5,939  $    5,068  $    7,767  $    9,769  $    8,427
                      ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Revenues
 Net trading
  revenue...........        99.6%       99.6%       99.0%       99.1%       99.0%       99.1%       99.1%       99.1%       99.2%
 Interest, net......         0.4         0.4         1.0         0.9         1.0         0.9         0.9         0.9         0.8
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total revenues.....       100.0       100.0       100.0       100.0       100.0       100.0       100.0       100.0       100.0
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Expenses
 Payments for order
  flow..............        36.2        35.8        40.7        38.6        35.6        33.6        27.5        23.6        25.6
 Execution and
  clearance fees....        14.8        12.2        15.4        14.1        12.6        13.7        14.6        15.2        16.1
 Employee
  compensation and
  benefits..........        19.7        23.3        20.6        21.1        23.6        24.9        25.7        27.1        25.4
 Communications and
  data processing...         2.2         2.0         2.9         2.4         2.6         3.4         3.1         2.9         3.4
 Depreciation and
  amortization......         1.6         1.3         2.0         1.6         1.8         2.1         1.8         1.7         2.0
 Interest on
  Preferred Units...         1.3         0.8         1.4         1.1         1.2         1.0         0.8         0.6         0.7
 Occupancy and
  equipment
  rentals...........         1.1         0.7         1.2         0.9         1.0         1.1         1.2         1.3         1.7
 Business
  development.......         0.3         0.3         0.4         0.4         0.5         0.9         0.5         0.7         0.6
 Other..............         0.6         0.5         0.9         1.0         0.7         1.6         1.5         1.3         1.2
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total expenses.....        77.8        76.9        85.5        81.2        79.6        82.3        76.7        74.4        76.7
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..............        22.2        23.1        14.5        18.8        20.4        17.7        23.3        25.6        23.3
Pro forma income tax
 expense............         9.5         9.9         6.2         8.1         8.8         7.6        10.0        11.0        10.0
                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Pro forma net in-
 come...............        12.7%       13.2%        8.3%       10.7%       11.6%       10.1%       13.3%       14.6%       13.3%
                      ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
OTHER OPERATING DA-
 TA(1):
Total shares traded
 ...................   2,316,854   2,909,494   2,360,870   3,170,712   3,392,640   3,594,245   5,025,399   6,110,546   7,406,164
Total trades
 executed ..........       2,518       3,021       2,637       3,422       3,780       4,141       5,550       6,793       7,572
Average daily trades
 ...................          40          48          42          53          63          65          88         103         124
Average daily net
 trading revenues...  $      621  $      857  $      606  $      809  $      841  $      776  $      922  $    1,006  $    1,033

-------
(1) In thousands.

  The Company has experienced and expects to continue to experience, significant fluctuations in quarterly operating results, including the value of the Company's securities positions and the Company's ability to manage the risks attendant thereto, the volume of its market-making activities, volatility in the securities markets, its ability to manage personnel, overhead and other expenses, the amount of revenue derived from limit orders as a percentage of total revenues, changes in payments for order flow, clearing costs, the addition or loss of sales and trading professionals, regulatory changes, the amount and timing of capital expenditures, the incurrence of costs associated with acquisitions and general economic conditions. The Company's expense structure is based on historical expense levels and the levels of demand for the Company's market-making services. If demand for the Company's market-making services declines and the Company is unable to adjust its cost structure on a timely basis, the Company's operating results could be materially and adversely affected. The Company has experienced, and may experience in the future, significant seasonality in its business. The Company has historically experienced an increase in revenues in the fourth quarter of the year, which the Company believes is due, in large part, to higher trading volumes in the securities markets at year end. The Company believes that this seasonal trend will continue for the foreseeable future and that the Company's business, financial condition and operating results may be affected by such trends in the future.

  Due to all of the foregoing factors, period-to-period comparisons of the revenues and operating results of the Company are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that the Company will be able to sustain the rates of revenue growth that it has experienced in the past, that it will be able to improve its operating results or that it will be able to sustain its profitability on a quarterly basis. See "Risk Factors--Risks Associated with Potential Fluctuations in Quarterly Results; Seasonality."

LIQUIDITY

  The Company has financed its business primarily through cash generated by operations, as well as the private placement of preferred and common units and borrowings under subordinated notes. As of March 31, 1998, the Company had $171.1 million in assets, 85.9% of which consisted of cash or assets readily convertible into cash (principally receivables from clearing brokers and securities owned). Receivables from clearing brokers include interest bearing cash balances held with clearing brokers and net receivables for transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities which trade in NASDAQ and on the NYSE and AMEX markets.

  Pro forma net income plus depreciation and amortization was $9.7 million during the three months ended March 31, 1998, up 41.3% from $6.9 million during the comparable period in 1997. Pro forma net income plus depreciation and amortization was $32.8 million in 1997, up 36.9% from $23.9 million in 1996. Depreciation and amortization expense, which related to fixed assets and goodwill, was $1.3 million for the three months ended March 31, 1998, from $936,000 for the comparable period in 1997. Depreciation and amortization expense was $4.2 million and $3.0 million in 1997 and 1996, respectively. The Company's capital expenditures were $2.4 million for the three months ended March 31, 1998 or 4% of total revenues. Capital expenditures were $5.2 million in 1997 and $5.3 million in 1996, or 2% and 3% of total revenues in each year, respectively. Capital expenditures in 1997 primarily related to the purchase of data processing and communications equipment, as well as leasehold improvements and additional office facilities to support the Company's growth. Additionally, during 1997, the Company made cash payments of $2.4 million in connection with its acquisitions of the listed securities market-making businesses of Trimark in 1995 and Tradetech in 1997. The Company's aggregate minimum rental commitments for 1998 are $3.8 million, and it expects that it will incur $8.0 million of capital expenditures during 1998.

  As registered broker-dealers and market makers, Knight and Trimark are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1 ($1.0 million each as of March 31, 1998). These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120.0% of its required minimum capital. Moreover, broker-dealers, including Knight and Trimark, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30.0% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At March 31, 1998, Knight had net capital of $39.1 million, which was $38.1 million in excess of its required net capital of $1.0 million and Trimark had net capital of $16.1 million, which was $15.1 million in excess of its required net capital of $1.0 million.

  The Company has used a portion of its capital resources to pay interest on its issued and outstanding Mandatorily Redeemable Preferred A and B Units, and to make quarterly distributions to its members to meet their estimated income tax obligations on their share of the Company's taxable income. The Preferred A and B Units bore interest at a rate approximating the Federal Funds rate. The Preferred A Units were redeemed and retired in their entirety in April 1998 for approximately $12.5 million in cash. In April 1998, the Company redeemed a portion of the Preferred B Units for approximately $1.2 million in cash. The Company intends to use $13.8 million of the proceeds of the Offering to redeem all of the remaining outstanding Preferred B Units. See "Use of Proceeds." After the Offering, the Company will no longer make distributions to its owners for income tax purposes.

  The Company and its subsidiaries currently anticipate that net proceeds from this Offering together with their available cash resources and credit facilities will be sufficient to meet their anticipated working capital and capital expenditure requirements for at least the next 12 months.

MARKET RISK

  On January 28, 1997, the SEC adopted new rules (Securities Act Release No.
7386) that require disclosures about the policies used to account for derivatives, and certain quantitative and qualitative information about market risk exposures. Since its inception, neither the Company or its subsidiaries has traded or otherwise transacted in derivatives.

  In the normal course of its market-making business, the Company maintains inventories of exchange-listed and OTC securities. The fair value of these securities at March 31, 1998 and December 31, 1997 was $63.5 million and $61.7 million, respectively, in long positions and $54.6 million and $21.1 million, respectively, in short positions. The potential loss in fair value, using a hypothetical 10.0% decline in prices, is estimated to be approximately $1.0 million and $4.0 million as of March 31, 1998 and December 31, 1997, respectively, due to the offset of losses in long positions with gains in short positions.

  For working capital purposes, the Company invests in money market funds or maintains interest bearing balances in its trading accounts with clearing brokers, which are classified as cash equivalents and receivable from clearing brokers, respectively, in the consolidated statement of financial condition. These amounts do not have maturity dates or present a material market risk, as the balances are short-term in nature and subject to daily repricing.

YEAR 2000

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies, including computers involved in the securities industry, may need to be upgraded to comply with such "Year 2000" requirements. The Company has undertaken a project to identify and modify non-year 2000 compliant communications and data processing systems in anticipation of the Year 2000. The

Company's main trading-related systems are currently Year 2000 compliant. The Company plans to have its other computer systems certified by the end of 1998. However, there can be no assurance that such schedule will be met or the systems of other companies on which the Company's business is dependent also will be converted timely or that any such failure to convert by another company would not have an adverse effect on the Company's business. The Company's progress under its Year 2000 compliance plan is reviewed and monitored by senior management.

  The success of the Company's plan depends heavily on parallel efforts being undertaken by other entities with which the Company's systems interact, most notably the Company's clearing brokers and the major securities industry service organizations, and therefore, the Company is taking steps to determine the status of these other entities' Year 2000 compliance. The Company's plan includes participating in industry-wide testing during the fourth quarter of 1998.

  The total cost of the Year 2000 project is currently estimated to be approximately $500,000. This amount primarily represents the total estimated man-hour costs of internal Company resources working on the Year 2000 project. Costs related to the project are expensed as incurred, and the Company has incurred approximately $250,000 of such costs as of March 31, 1998.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, Accounting for Transfers of Assets and Servicing of Financial Assets and Extinguishments of Liabilities, which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. On December 31, 1996, the FASB issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, which defers the effective date of SFAS No. 125 until January 1, 1998 for transfers which are part of repurchase agreements, dollar-roll, securities lending or similar transactions. The Company adopted SFAS No. 125 and SFAS No. 127 effective January 1, 1997 and January 1, 1998, respectively. The adoption of the provisions of these standards did not have a material impact on the Company's financial statements.

  In February 1997, the FASB issued SFAS No. 128, Earnings Per Share. This statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company adopted the provisions of SFAS No. 128 effective December 31, 1997. The adoption of these provisions required the presentation of earnings per share in the financial statements included elsewhere in this Prospectus.

  In February 1997, the FASB also issued SFAS No. 129, Disclosure of Information about Capital Structure. This statement establishes standards for disclosing information about an entity's capital structure. The Company adopted the provisions of SFAS No. 129 on its effective date of January 1, 1998. The adoption of these provisions did not have a material impact on the Company's financial statements.

  In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income which establishes standards for the reporting and display of comprehensive income and its components. The Company adopted the provisions of SFAS No. 130 on its effective date of January 1, 1998. The adoption of these provisions did not have any impact on the Company's financial statements.

  In June 1997, the FASB also issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which determines how segments are determined and reported. The Company adopted the provisions of SFAS No. 131 on its effective date of January 1, 1998. As the Company operates only in a single segment and a single line of business - equity securities market-making, the adoption of these provisions did not have any impact on the Company's financial statements.

                                   BUSINESS

OVERVIEW

  The Company is a leading market maker in NASDAQ securities, other OTC equity securities and equity securities listed on the NYSE and the AMEX in the Third Market. The Company has attained this leadership position by providing best execution services to broker-dealers and institutional customers through its sophisticated trading systems and proprietary methods. Through its wholly-owned subsidiary, Knight, the Company makes markets in approximately 4,200 equity securities in NASDAQ and on the OTC Bulletin Board of the NASD. The Company, through its wholly-owned subsidiary, Trimark, makes markets in all NYSE- and AMEX-listed equity securities in the Third Market.

  Since the beginning of 1997, Knight and Trimark have significantly increased their market share of trading volume in each of their respective markets. According to AutEx, Knight's advertised share volume in NASDAQ increased from
614.7 million shares representing 4.4% of total market share (or a rank of 6th overall) for the month of January 1997, to 1.2 billion shares representing 8.1% of total market share (or a rank of 2nd overall) for the month of December 1997, to 1.9 billion shares representing 9.9% of total market share (or a rank of 1st overall) for the month of March 1998. According to the NASD, Trimark's reported share volume of the NYSE-listed securities increased from
234.2 million shares representing 21.2% of total NYSE Third Market volume (or a rank of 1st overall) for the month of January 1997, to 338.4 million shares representing 30.5% of total NYSE Third Market volume (or a rank of 1st overall) for the month of December 1997, to 445.6 million shares representing 33.1% of total NYSE Third Market volume (or a rank of 1st overall) for the month of March 1998. Trimark's reported share volume of AMEX-listed securities increased from 40.2 million shares representing 51.4% of total AMEX Third Market volume (or a rank of 1st overall) for the month of January 1997, to
78.7 million shares representing 66.4% of total AMEX Third Market volume (or a rank of 1st overall) for the month of December 1997, to 80.4 million shares representing 68.9% of total AMEX Third Market volume (or a rank of 1st overall) for the month of March 1998.

INDUSTRY BACKGROUND

  During recent years, the U.S. market for equity securities has experienced dramatic growth in trading volumes. The average daily volume of securities traded in NASDAQ increased from 225.0 million shares in December 1992 to 678.5 million shares in December 1997. The average daily volume of securities traded on the NYSE increased from 222.2 million shares in December 1992 to 546.9 million shares in December 1997. During this period, the average daily trading volume of the Third Market, which consists of trading in NYSE- and AMEX-listed securities in the OTC market, also increased significantly. The increase in trading volume has resulted from a number of factors, including the growth of cash flows into equity-based mutual funds, historic high returns in U.S. equity markets, the emergence and market acceptance of electronic discount brokers, technological innovations, such as the emergence of the Internet, and reduced transaction costs. In addition, due to favorable market conditions, companies have increasingly raised capital through the U.S. equity markets, which has resulted in a significant increase in the number of companies that are quoted in NASDAQ or listed on the NYSE. At March 31, 1998, there were approximately 5,500 and 3,046 companies, respectively, quoted in NASDAQ and listed on the NYSE, as compared to approximately 4,100 and 2,008 at December 31, 1992.

  The retail brokerage business has been impacted by advances in technology that have provided new and inexpensive means for individual investors to access and participate in the market for equity securities. For example, the Internet has facilitated individual investors' access to market information and has significantly reduced transaction costs. The proliferation of Internet brokers has resulted in dramatically lowered commissions charged for trading securities. For example, some Internet brokers charge less than $10.00 per trade for a 1,000 share trade compared to over $300.00 per trade for some traditional "full service" brokers. While handling an increasing number of trades for a wide range of securities, Internet brokers provide more immediate access to the market place than many other retail brokers. Additionally, mutual funds and other institutional investors are also demanding better execution of their trades and are seeking to reduce trading costs. The Internet brokerage business model and the demands of institutional investors have forced traditional brokers to change their approach to their business and seek ways to manage increased trading volumes while providing improved trade execution and reducing costs.

  These changes have caused significant pressure on market makers, a critical and lesser known part of the securities industry. Market makers typically provide trading execution by offering to buy securities from, or sell securities to, broker-dealers and institutional investors. Firms that have elected to make a market in a security display the price at which they are willing to buy (bid) or sell (ask) these securities and adjust their bid and ask prices in response to the forces of supply and demand for each security. Market makers are either a department within larger, diversified securities firms or independent businesses. The internal market-making departments of securities firms often are limited in their ability to handle significant trading volumes in a broad range of securities and, as a result, are often unable to provide adequate or enhanced liquidity. Most discount brokers and on-line brokers do not have internal market-making functions and, accordingly, rely entirely on independent market makers for trade execution.

  A market maker typically acts as principal and derives most of its revenues from the difference between the price paid when a security is bought and the price received when that security is sold. In the past, market makers relied on the spreads between bid and ask prices to ensure profitability and built cost structures based on these spreads. However, changes in regulations governing the securities industry and, to a lesser extent, the move from securities being quoted in sixteenths rather than eighths of a dollar, have dramatically reduced average spreads. Implemented in January 1997, the SEC's Limit Order Display Rule requires the display or execution of customer limit orders (orders to buy or sell stock at a particular price) that (1) are priced better than a market maker's quote or (2) in certain circumstances add to the size associated with the market maker's quote when the market maker is at the best price in the market. The Limit Order Display Rule enables investors to advertise directly their trading interest to the market, thereby allowing them to compete with market maker quotes and affect the size of bid-ask spreads. Additional regulations adopted by the NASD require market makers to fill a customer's limit order before their own trades. Since the implementation of the Limit Order Display Rule and the move to trading in sixteenths of a dollar, NASDAQ and NYSE spreads have each decreased by an average of 35%. Spreads could further decline if NASDAQ adopts proposed regulations under which securities would be traded in decimals rather than in fractions.

  In this new narrower spread environment, maintaining profitability has become extremely difficult for many traditional marker makers. At the same time, market makers have become subject to an increasing demand for better execution standards and improved customer service. To meet these demands and remain competitive, market makers have been forced to reexamine their traditional spread-based approach to market making and to make extensive technological and human resource investments. To leverage these large investments and to remain profitable, market makers must execute a larger volume of trades and maintain increased inventory positions. However, the significant increases in trading volumes are only a benefit for the market maker if its cost per trade is lower than its revenues per trade and if the market maker is able to manage the risks associated with larger inventory positions.

  In response to these challenges, traditional brokerage firms are increasingly electing to focus on their core competencies and to outsource their market-making functions to independent market makers. In addition, Internet brokers, who are handling increased trading volume, also utilize independent market makers. According to AutEx, in March 1998, the three largest independent market makers represented a combined market share of 25.4% of the trading volumes of OTC equity securities, up from 17.2% in March 1997. Similarly, according to the NASD, in March 1998 the three largest Third Market trading firms represented a combined market share of 58% of the Third Market volume in NYSE-listed equity securities compared to 42% in June 1997. The three largest Third Market trading firms in AMEX-listed securities represented a combined market share of 75% in March 1998 compared to 55% in June 1997. While large volumes of trading provides an opportunity to spread fixed costs over a larger number of trades, net profit per trade has declined. Certain independent market makers are seeking new trading methodologies to identify and take advantage of the profit opportunities represented by each trade. These market makers are also seeking to increase the number of buy and sell orders that they receive ("order flow") which, in turn, will provide increased trading profit opportunities. These market makers require efficient and sophisticated systems and risk management practices and personnel with the requisite expertise to deliver superior trade execution and customer service, while handling increased order flow and maintaining low costs per trade.

THE KNIGHT/TRIMARK SOLUTION

  The Company is a leading market maker in NASDAQ securities, other OTC equity securities and equity securities listed on the NYSE and the AMEX in the Third Market. The Company has attained a leadership position by providing best execution services to broker-dealer and institutional customers through its sophisticated trading systems and proprietary methods. Through Knight, the Company makes markets in approximately 4,200 equity securities in NASDAQ and on the NASD's OTC Bulletin Board. The Company, through Trimark, makes markets in all NYSE- and AMEX-listed equity securities in the Third Market. The Company is committed to providing a value-added execution methodology that emphasizes automated execution and rule compliance, real-time information access to customers and pricing plus liquidity advantages based upon the Company's willingness to commit capital. The main elements of the Company's solution include:

 . Superior Execution and Enhanced Liquidity. The Company has implemented a variety of best execution practices which meet or exceed customer requirements and provide its customers with significantly enhanced liquidity, while complying with SEC and NASD regulations. These practices include the following:

  Knight

  - Knight provides guaranteed, automated, electronic, continuous execution for over 3,000 NASDAQ securities in which it makes markets for orders of up to 2,000-3,000 shares on quotes as low as 100 shares.

  - Knight, a year prior to the implementation of the SEC's Limit Order Display Rule, established a policy of displaying all unexecuted limit orders for 2,000 shares or greater.

  - In March 1998, for securities in which Knight was a market maker, 99.9% of all orders eligible for automated execution were executed within 3 seconds.

  - Knight was the first, and remains the only, market maker to guarantee execution, at the opening, of market-eligible orders it has received before the opening for all shares in which it makes a market, up to an aggregate of 250,000 shares.

  - Knight guarantees that it will execute trades at the opening price for substantially all NASDAQ initial public offerings, up to an aggregate of 250,000 shares.

  - Knight has considerable expertise in handling large trades and, in March 1998, it executed 80,559 trades of 5,000 shares or greater.

  - Knight was the first market maker to accept stop orders on all NASDAQ stocks. A stop order is an order to buy/sell a security immediately if the security's market price falls/rises to a specified price.

  Trimark

  - Trimark provides guaranteed, automated, electronic, continuous execution in every NYSE- and AMEX-listed equity security at the National Best Bid or Offer ("NBBO") for all orders eligible for automated execution.

  - Trimark accepts all orders that can be sent to a primary exchange, i.e. short sale, all or none, or stop order.

  - Trimark provides execution for orders up to 5,000 shares at the NBBO regardless of the quote's size for a select group of over 500 of the most actively traded stocks, representing more than 75% of NYSE volume.

  - Trimark not only guarantees the customer's market order to receive the best price available on any exchange or by any competing market maker, but Trimark frequently delivers that price for many more shares than advertised if demanded by the customer.

  - Trimark offers various proprietary features such as limit order execution protection based on the primary exchange and price improvement guarantees.

 . Commitment to Highest Quality Customer Service. The Company is committed to providing the highest quality customer service. The Company believes that its highly skilled, experienced and entrepreneurial workforce is uniquely positioned to address the needs of its customers. The Company has 49 employees involved in customer service, with an average of 7.5 years of related experience. The Company's customer service group is dedicated to handling orders greater than the automated execution size and ensuring consistent quality of execution.

  The Company is currently implementing its proprietary electronic communications gateway product, "e.Knight," which enables broker-dealers and institutions to access the Knight and Trimark trading systems from their desktops through the Internet and other electronic communications gateways. In addition, e.Knight provides a backup service to certain of the Company's customers. If a customer's system fails, e.Knight provides the customer with uninterrupted access to the Company's trading systems and thereby enables the customer to continue to provide services to its clients.

  The Company supplies each of its customers with monthly execution reports that provide a level of detail exceeding regulatory requirements. The report documents the percentage of price-improved shares and trades, the average dollar value per share and the total dollar value of all price improvements. This report is a valuable tool to the Company's customers as it enables them to monitor their compliance with regulatory requirements to seek and obtain best execution for their clients' trades.

 . Sophisticated Trading Technology. The Company relies on sophisticated technology to facilitate its market-making activities. Knight uses the Brass trading system under license from Automated Securities Clearing ("ASC"). Brass is used by over 130 market makers. Knight is one of only two Brass users to run Brass on its own computers with its own personnel, while all other market makers use ASC as a service bureau. Trimark employs a TCAM/Appletree trading system. The Company has made significant investments in its technology platform and infrastructure since its inception. The Company's trading systems are augmented by software applications that enable the processing of a large volume of order flow efficiently, without diminishing speed of execution. The Company's systems are designed to process up to 500,000 trades per day and in March, 1998 handled a combined average of 134,000 trades per day.

 . Proprietary Trading Methods. The Company's net trading revenues are dependent on its ability to evaluate and act rapidly on market trends and successfully manage risk. The Company's methodology focuses on the dynamic, real time analysis of market activity and price movements, which enables the Company to better manage risk. Throughout the business day, the Company continually analyzes its trading positions in individual securities and monitors its short and long positions and its aggregate profits and losses. Management uses this information to assess market trends and adjust its trading strategy on a real time basis in an effort to maximize its trading profits.

STRATEGY

  The Company's goal is to maintain and enhance its leadership position in the market-making industry through the following key strategies:

  Continue to Invest in Leading Technologies. The Company believes that its future growth and profitability will depend largely on its continued investment in leading technologies. For example, the Company believes that an increasing number of customers and proportion of order flow will reach market makers through the Internet and other electronic communications gateways. The Company intends to expand into this growing market segment by increasing the number of customers with access to e.Knight and by examining other possible electronic means of capturing order flow. The Company also intends to augment its Brass and TCAM/Appletree trading systems with proprietary software applications to ensure that it has the capability to process greater trading volumes in the future.

  Aggressively Capture New Order Flow. The Company believes that extensive order flow is critical to creating opportunities for trading revenues. The Company is focused on increasing order flow to enhance its position as a leading market maker and create additional revenue opportunities. The Company intends to retain and expand customer relationships by continuing to provide low-cost, high quality execution services, and intends to continue to respond to evolving customer needs through the development of new services and customer service excellence. Knight is seeking regulatory approval to increase the number of securities in which it is allowed to make a market.

  Significantly Expand Institutional Market Share. The Company believes it has an opportunity to significantly increase its institutional customer base. Trades for institutional investors generally have higher margins because these investors do not receive payments for order flow. The Company is seeking to increase its penetration of this market by marketing e.Knight to institutions that manage more than $1 billion in assets and invest predominantly in equity securities. In addition, within the next 18 months, the Company also plans to significantly increase its institutional sales force.

  Invest in and Develop the Best Human Capital. The Company believes that investing in human capital is key to delivering best execution practices and high quality customer service. The Company intends to continue its practice of aggressively recruiting high caliber personnel and retaining such personnel by providing appropriate compensation incentives. The Company believes that it has high employee morale due to its competitive performance-based incentive compensation structure and its encouragement of a highly cooperative and creative culture. In addition, Knight has its own in-house training program for trading staff, Knight School, which provides ongoing training and skill-development to Knight's sales and trading personnel. The Company intends to expand this initiative and to develop additional programs to improve the skills and productivity of its workforce.

  Develop New Services. The Company intends to continue to develop new services that address evolving customer needs and technological requirements. The Company recently launched e.Knight, which it plans to provide to the majority of its institutional and broker-dealer customers and use as a means of establishing new customer relationships. The Company also plans to introduce additional services to support customers in executing equity transactions. For example, the Company has recently developed an Electronic Communications Network ("ECN") for order execution in a joint venture with ASC. The Company believes that this ECN product will greatly enhance the breadth of the Company's execution services.

  Leverage Cross-Selling Opportunities. The Company jointly markets Knight and Trimark to offer market-making services for a broad range of securities to its customers. The Company believes that by creating customer awareness of the link between the two companies, customer satisfaction in one market can lead to increased use of the Company's services in other markets. In addition, customers with the e.Knight gateway will have real-time access to both Knight's and Trimark's services at their desktops and will be targeted for cross-selling opportunities.

MARKET SHARE INFORMATION

  Since the beginning of 1997, Knight and Trimark have significantly increased their market share of trading volume in each of their respective markets. Knight's market share is based on rankings published by AutEx, an electronic database and on-line, real-time network for trade order indications used by the securities industry.

                                             PERCENTAGE       TOTAL NUMBER
                               ADVERTISED     OF TOTAL           OF OTC
   MONTH ENDED                SHARE VOLUME  MARKET SHARE RANK STOCKS TRADED RANK
   -----------               -------------- ------------ ---- ------------- ----
                             (IN THOUSANDS)
   March 1998...............   1,864,544        9.93%      1      6,578       1
   February 1998............   1,451,983        8.95%      1      5,954       2
   January 1998.............   1,125,939        7.50%      2      5,873       2
   December 1997............   1,248,282        8.11%      2      6,174       2
   November 1997............     993,276        8.20%      2      5,710       2
   October 1997.............   1,396,968        7.14%      2      5,997       2
   September 1997...........   1,073,493        6.99%      2      5,651       1
   August 1997..............     890,829        6.39%      3      5,386       1
   July 1997................     859,161        5.84%      3      5,395       1
   June 1997................     671,845        5.22%      5      5,131       1
   May 1997.................     651,441        4.93%      6      5,013       1
   April 1997...............     636,927        4.99%      6      4,884       1
   March 1997...............     562,336        4.67%      6      4,938       1
   February 1997............     572,895        4.72%      6      4,963       1
   January 1997.............     614,692        4.38%      6      4,952       1

  Trimark's market share is based on required trade volumes reported to the NASD.

                                                  THIRD MARKET VOLUME IN
                            -------------------------------------------------------------------
                                     NYSE SECURITIES                   AMEX SECURITIES
                            --------------------------------- ---------------------------------
                                              % THIRD                           % THIRD
   MONTH ENDED               SHARE VOLUME  MARKET VOLUME RANK  SHARE VOLUME  MARKET VOLUME RANK
   -----------              -------------- ------------- ---- -------------- ------------- ----
                            (IN THOUSANDS)                    (IN THOUSANDS)
   March 1998..............    445,662         33.1%     1        80,443         68.9%     1
   February 1998...........    383,719         34.4%     1        70,301         69.1%     1
   January 1998............    337,126         29.2%     1        58,427         69.0%     1
   December 1997...........    338,433         30.5%     1        78,793         66.4%     1
   November 1997...........    247,468         28.5%     1        59,410         64.9%     1
   October 1997............    347,815         29.2%     1        84,323         65.8%     1
   September 1997..........    262,594         25.7%     1        58,731         57.9%     1
   August 1997.............    238,652         24.1%     1        40,517         52.1%     1
   July 1997...............    251,631         22.5%     1        42,540         46.7%     1
   June 1997...............    216,472         20.7%     1        33,554         44.0%     1
   May 1997................    202,036         20.7%     1        27,629         42.0%     1
   April 1997..............    180,502         20.6%     1        23,666         41.5%     1
   March 1997..............    181,938         20.2%     1        25,088         43.1%     1
   February 1997...........    209,402         22.4%     1        25,807         46.5%     1
   January 1997............    234,291         21.2%     1        40,271         51.4%     1

ELECTRONIC COMMUNICATIONS NETWORK

  ECNs are private trading systems which are popular among institutional investors and traders because they provide investors with the ability to trade securities anonymously. ECNs currently account for approximately 20% of the NASDAQ trading volume.

  The Company has entered into a joint venture with ASC, the developer and owner of the Brass order entry and trading system, to establish an ECN. The Company owns 20% of the joint venture entity, Brass Utility, L.L.C. ("BRUT"). The Company believes that access to the BRUT ECN will greatly enhance the breadth of the Company's execution services.

CUSTOMERS

  The Company's target customers are national and regional full-service broker-dealers, electronic discount brokers and institutional investors. Selected customers of the Company own equity interests in the Company. See "Certain Transactions--Transactions with Affiliates." The following table presents a representative list of the Company's customers.

 Ameritrade, Inc.                      Josephthal & Co., Inc.
 BHC Securities, Inc.                  Merrill Lynch, Pierce, Fenner & Smith
 BHF Securities Corp.                  Incorporated
 Bidwell & Company                     Mesirow Financial
 Brown & Company Securities            Nathan & Lewis Securities, Inc.
 Corporation                           National Discount Brokers
 Burke, Christensen & Lewis            National Financial Services Corporation
 Securities, Inc.                      PaineWebber Incorporated
 CIBC Woody Gundy Securities Corp.     Primevest Financial Services, Inc.
 Cowles, Sabol & Co., Inc.             The R.J. Forbes Group, Inc.
 Dain Rauscher Incorporated            Sanders Morris Mundy, Inc.
 David A. Noyes & Co.                  Scottsdale Securities, Inc.
 Direct Access Brokerage Services,     Southwest Securities, Inc.
 Inc.                                  Stockcross, Inc.
 Discover Brokerage Direct             Thomas F. White & Co.
 E*TRADE Securities                    Troster Singer
 A.G. Edwards & Sons, Inc.             U.S. Clearing Corp.
 Fiserv Correspondent Services, Inc.   Van Kasper & Company
 Gruntal & Co., LLC (Gruntal & Co.,    Waterhouse Securities, Inc.
 Inc.)                                 Wedbush Morgan Securities, Inc.
 Howe Barnes Investments, Inc.
 International Correspondent Trading,
 Inc.
 J.W. Charles Securities, Inc.


MARKETING

  The Company seeks to increase its market share through direct-response advertising, advertising on its Web site and a public relations program. The Company's marketing focuses on advertising its execution services in publications targeted at the securities industry. In addition, the Company has a quarterly program of targeted mailings to existing and potential broker-dealer and institutional customers.

  The Company also markets aggressively through one-on-one meetings with customers and potential customers, and continuous communications with existing customers. The Company maintains a comprehensive customer database that is used regularly to better understand and address customer needs. The Company's marketing strategy is to continue to differentiate itself from competitors by enhancing its reputation and brand as the provider of highest quality execution solutions with superior customer service.

CLEARING ARRANGEMENTS

  By contract, Knight clears all its trades through Correspondent Services Corp., a subsidiary of PaineWebber Incorporated ("PaineWebber"). The contract will remain in effect until terminated by either party upon sixty days' prior written notice or upon thirty days' written notice in certain limited circumstances. Trimark is a party to a contract with National Investor Services Corp., a subsidiary of PaineWebber, pursuant to which all of Trimark's trades are cleared. The contract will remain in effect until terminated by either party upon sixty days' prior written notice. See "Certain Transactions."

TECHNOLOGY

  The Company's success is largely attributable to management's ability to identify and deploy emerging technologies that facilitate the execution of trades. Technology has not only enhanced the Company's ability to handle order flow, it has also been an important component of the Company's strategy to comply with government regulations, achieve the highest execution standards and provide superior customer service. The Company also uses its technology and technology licensed from third parties to monitor proactively the performance of its traders and to assess its inventory positions and to provide ongoing information to its customers. The Company is electronically linked to its broker-dealer and institutional customers through dedicated servers. The Company's trading volume is transacted over dedicated communications networks, which provide immediate access to the Company's trading operations and facilitate the handling of customer orders. The Company plans to continue to make additional investments in technology and to automate further its execution services.

  Architectural Design and Industry Standards. The Company's systems are designed to be open, interoperable, scalable, redundant and flexible. The Company utilizes leading edge technologies including Sun Microsystems, Inc.'s client/server architecture, C/C++ programming languages, Java, relational database management systems and online analytical processing.

  Electronic Commerce. The Company's electronic commerce architecture enables its broker-dealer and institutional customers to send their orders through a variety of electronic communications gateways, including the Internet and direct customer interfaces over the Company's private network. The Company's customers can use their own order management system, an institutional portfolio management system or can select from a variety of the Company's electronic connections.

  Knight uses the Brass trading system designed by ASC. This system has a client/server architecture that uses Sun Microsystems, Inc. workstations and servers. Knight runs a local version of Brass. Knight also makes extensive use of application program interfaces ("APIs") to develop software applications. Trimark uses the Appletree trading system designed by TCAM. This system runs on Stratus Computer Inc.'s fault tolerant platform. Trimark has also developed software applications using APIs.

  Disaster Recovery Center. The Company is in the process of establishing a back-up data center and trading facility in Ridgefield, New Jersey. This facility will be used primarily to accommodate traders if a disaster or major system malfunction occurs. This back-up data center will run a real-time copy of the Company's trading systems and house a small group of full-time traders. To provide for system continuity in the event of short power outages, the Company has also equipped its three data centers and trading rooms with uninterruptible power supply units and back up generators.

COMPETITION

  The Company derives substantially all of its revenues from market-making activities. The market for these services, particularly market-making services through electronic communications gateways, is rapidly evolving and intensely competitive. The Company expects competition to continue and intensify in the future. Knight competes primarily with wholesale, national, and regional broker-dealers. Trimark competes with the NYSE, the AMEX, regional exchanges and Third Market competitors. The Company competes primarily on the basis of execution standards, its relationship with its customers and technology.

  A number of the Company's competitors have significantly greater financial, technical, marketing and other resources than the Company. Some of the Company's competitors also offer a wider range of services and products than the Company and have greater name recognition and more extensive customer bases than the Company. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than the Company and may be able to undertake more extensive promotional activities and offer more attractive terms to customers. Recent advancements in computing and communications technology are substantially changing the means by which market-making services are delivered, including more direct access on-line to a wide variety of services and information, and have also created demand for more sophisticated levels of customer service. The provision of such services may entail considerable cost without an offsetting increase in revenues. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share.

  There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and operating results.

EMPLOYEES

  At March 31, 1998 the Company had a total of 337 full-time employees, of which 246 were employed at Knight and of which 91 were employed at Trimark. Of Knight's 246 employees, 142 were engaged in market-making activities, 33 in customer service and 71 in administration. Of Trimark's 91 employees, 55 were engaged in market-making activities, 16 in customer service and 20 in administration. None of the Company's employees are subject to a collective bargaining agreement. The Company believes that its relations with its employees are excellent.

  The Company recruits and retains its employees by compensating them largely on a performance basis, measuring performance primarily in terms of revenue generation. The Company is committed to improving the skill levels of its employees and, to that end, Knight has established Knight School, a weekly training session in which trading staff learn new trading techniques and are informed of regulatory developments. The Company intends to expand this initiative and to develop additional programs to improve the skills and productivity of its workforce. The Company believes that it has high employee morale due to its performance-based incentive compensation and its encouragement of a highly cooperative and creative culture.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company relies primarily on copyright, trade secret and trademark law to protect its proprietary technology. Notwithstanding the precautions taken by the Company to protect its intellectual property rights, it is possible that third parties may copy or otherwise obtain and use the Company's proprietary technology without authorization or otherwise infringe on the Company's proprietary rights. It is also possible that third parties may independently develop technologies similar to those of the Company. It may be difficult for the Company to police unauthorized use of its intellectual property rights. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources either of which could have a material adverse effect on the Company's business, financial condition and operating results. The Company may in the future receive notices of claims of infringement of other parties' proprietary rights. There can be no assurance that claims for infringement or invalidity (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require the Company to enter into royalty or licensing agreements. There can be no assurance that such royalties or licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims could have a material adverse effect on the Company's business, financial condition and operating results.

GOVERNMENT REGULATION

  The securities industry in the United States is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, other SROs, such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not protecting creditors or stockholders of market makers. Market makers are subject to regulation concerning certain aspects of their business, including trade practices, capital structure, record retention and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of its directors, officers or employees, and other adverse consequences, which could have a material adverse effect on the Company's business, financial condition and operating results. The Company and certain of its officers and other employees have, in the past, been subject to claims arising from the violation of such laws, rules and regulations, which resulted in the payment of fines and settlements. There can be no assurance that the Company and/or its officers and other employees will not, in the future, be subject to claims arising from the violation of such laws, rules and regulations. An adverse ruling against the Company and/or its employees, including censure or suspension, could result in the Company and/or its officers and other employees being required to pay a substantial fine or settlement, and could result in their suspension or expulsion, which could have a material adverse effect on the Company's business, financial condition and operating results.

  In connection with a three-year industry-wide investigation conducted by the staff of the SEC into the trading and supervisory activities of many OTC market makers and certain of their individual supervisory and trading personnel, the Staff has informed Kenneth Pasternak, President and Chief Executive Officer of the Company, that he is a subject of their investigation for certain of his activities as a trading room supervisor at Troster Singer. All of the activities being investigated took place prior to Mr. Pasternak joining the Company in 1995 and none of them relate to his employment by the Company. Mr. Pasternak has also been orally informed by the Staff that, as a result of its investigation, it currently intends to recommend to the SEC that Mr. Pasternak be charged with failure to supervise with respect to several transactions of other traders under his supervision at Troster Singer and that Mr. Pasternak be suspended for six months, ordered to cease and desist, and assessed a civil penalty of $50,000. Mr. Pasternak has submitted a brief to the Staff arguing that these recommendations would be inappropriate and unsupported by the facts. To date, the Staff has not forwarded its recommendations to the SEC. The Company cannot predict the outcome of the Staff's investigation, including whether the Staff will determine to forward its recommendations to the SEC in their current or a modified form or at all. If any such charges are brought, Mr. Pasternak intends to vigorously defend himself against them. If Mr. Pasternak should be suspended, the Company would seek to replace his services with other Company personnel. However, the loss of Mr. Pasternak's services would have a material adverse effect on the Company's business, financial condition and operating results.

  The regulatory environment in which the Company operates is subject to change. The Company's business, financial condition and operating results may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the NASD. The Company's business, financial condition and operating results also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD.

  Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of securities firms. The Company cannot predict what effect any such changes might have. Furthermore, the Company's business, financial condition and operating results may be materially affected not only by regulations directly applicable to it, but also by regulations of general application. For example, the volume of the Company's market-making activities in a given period could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities. The level of trading and market-making activity can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

  The Company's market-making activities involve securities traded in NASDAQ. NASDAQ's operations have been the subject of extensive scrutiny in the media and by government regulators, including the Antitrust Division of the United States Department of Justice. This scrutiny has included allegations of collusion among NASDAQ market makers. In fact, a large group of NASDAQ market makers recently entered into a Stipulation and Order with the Department of Justice in which they agreed not to engage in any collusive activities relating to prices, quotes or spreads in NASDAQ-traded securities. In August 1996, the SEC adopted certain new rules and rule amendments, known as the Order Handling Rules, which significantly altered the manner in which orders related to both NASDAQ and listed securities are handled. The implementation of these rules began in January 1997. The SEC has also issued for comment certain proposed rules by the NASD which, if approved, would introduce a new system for delivering and executing orders in NASDAQ. The proposed NASD rules, if approved, along with other potential regulatory actions and improvements in technology, could impact the manner in which business is currently conducted in NASDAQ. These new rules, regulatory actions, and changes in market customs and practices could have a material adverse effect on the Company's business, financial condition and operating results.

  The Company's business, both directly and indirectly, relies on the Internet and other electronic communications gateways. The Company intends to expand use of such gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, the SEC, certain SROs and certain states are beginning to address the regulatory issues that may arise in connection with the use of the Internet. Accordingly, new regulations or interpretations may be adopted that constrain the Company's and its customers' ability to transact business through the Internet or other electronic communications gateways. Any additional regulation of the use of such gateways could have a material adverse effect on the Company's business, financial condition and operating results.

  In addition, the Company may in the future expand its business to other countries. To expand its services internationally, the Company would have to comply with regulatory controls of each specific country in which it conducts business. The brokerage industry in many foreign countries is heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit the Company's ability to expand internationally. There can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals for any such expansion, or if such approvals are obtained, that the Company will be able to continue to comply with such regulations. The failure to obtain or comply with such approvals could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Government Regulation."

NET CAPITAL REQUIREMENTS

  As registered broker-dealers and members of the NASD, the Company's subsidiaries are subject to the Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments (called "haircuts"), which reflect the possibility of a decline in the market value of an asset prior to disposition.

  Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate, if such payment would reduce the firm's net capital below required levels.

  The Net Capital Rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates ("capital withdrawal"), if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the Net Capital Rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

  A change in the Net Capital Rule, the imposition of new rules or any unusually large charge against net capital could limit those operations of the Company that require the intensive use of capital and also could restrict the Company's ability to withdraw capital from its broker-dealer subsidiaries, which in turn could limit the Company's ability to pay dividends, repay debt and repurchase shares of its outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect the ability of the Company to expand or even maintain its present levels of business, which could have a material adverse effect on the Company's business, financial condition and operating results.

RISK MANAGEMENT

  The Company's market-making and trading activities expose the Company's capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility or changes in liquidity, over which the Company has virtually no control.

  The Company employs an automated proprietary trading and risk management system which provides real time, on-line risk management and inventory control. The Company monitors its risks by a constant review of trading positions. For each trader, the Company has established a system whereby any trades that exceed pre-determined limits are monitored by senior management as are individual and aggregate dollar and share position totals and real-time profits and losses. The management of trading positions is enhanced by review of mark-to-market valuations and/or position summaries on a daily basis. The following table illustrates the number of trading days the Company earned net trading revenues or net trading losses for the respective periods.

                                                                 THREE MONTHS
                                                                     ENDED
                                   YEAR ENDED DECEMBER 31,        MARCH 31,
                                 -----------------------------  ---------------
                                     1996            1997            1998
                                 -------------  --------------  ---------------
                                       DAILY           DAILY           DAILY
                                 DAYS AVERAGE   DAYS  AVERAGE   DAYS  AVERAGE
                                 ---- --------  ---- ---------  ---- ----------
Daily trading revenues.......... 252  $730,010  252  $ 895,338   61  $1,032,895
Daily trading losses............   2   (34,439)   1   (997,755) --          --
                                 ---  --------  ---  ---------  ---  ----------
  Average daily net trading
   revenues.....................      $723,991       $ 887,855       $1,032,895
                                      ========       =========       ==========
  Total days.................... 254            253              61
                                 ===            ===             ===

  The Company takes long and short positions in securities in which it makes a market. The following table illustrates, for the period indicated, the Company's average, highest and lowest month-end inventory at market value (based on both the aggregate and the net of the long and short positions of trading securities).

                                                                               THREE MONTHS
                                     YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                         ----------------------------------------------- ------------------------
                                  1996                    1997                     1998
                         ----------------------- ----------------------- ------------------------
                          AGGREGATE               AGGREGATE              AGGREGATE OF
                         OF LONG AND NET OF LONG OF LONG AND NET OF LONG   LONG AND   NET OF LONG
                            SHORT     AND SHORT     SHORT     AND SHORT     SHORT      AND SHORT
                          POSITIONS   POSITIONS   POSITIONS   POSITIONS   POSITIONS    POSITIONS
                         ----------- ----------- ----------- ----------- ------------ -----------
Average month-end....... $48,010,762 $15,833,096 $73,545,271 $20,946,420 $ 96,365,617 $13,855,650
Highest month-end.......  65,802,039  27,759,237  84,466,227  40,665,188  118,071,197  21,598,757
Lowest month-end........  37,865,308   8,968,927  56,988,279  11,535,551   74,539,279   8,908,909

PROPERTIES

  The Company's headquarters are located in Jersey City, New Jersey. The Company leases approximately 52,000 square feet under a lease which expires in March 2005. The Company has an option to extend the lease term on three floors for an additional five-year period. The Company also leases approximately 24,000 square feet for its offices in Purchase, NY, Chicago, IL and Boston, MA. The Company believes that its present facilities, together with its current options to extend lease terms and occupy additional space, are adequate for its current needs.

LEGAL PROCEEDINGS

  The Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, could have a material adverse effect on its business, financial condition or operating results. The Company and certain of its officers and employees have been subject to legal proceedings in the past and may be subject to legal proceedings in the future. See "Risk Factors--Government Regulations."

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

NAME                    AGE POSITION
----                    --- --------
Steven L. Steinman....  50  Chairman of the Board of Directors
Kenneth D. Pasternak..  44  President, Chief Executive Officer and Director
Walter F. Raquet......  53  Executive Vice President and Director
Robert I. Turner......  46  Executive Vice President, Chief Financial Officer,
                             Treasurer and Director
Robert M. Lazarowitz..  42  Executive Vice President and Director
Anthony M.
 Sanfilippo...........  42  Executive Vice President and Director
Michael T. Dorsey.....  42  Senior Vice President, General Counsel and Secretary
Martin Averbuch(1)....  46  Director
Charles V.
 Doherty(1)...........  64  Director
Gene L. Finn(1).......  65  Director
Gary R. Griffith(2)...  58  Director
Joseph A. Konen(2)....  51  Director
Bruce R. McMaken(2)...  38  Director
Rodger O. Riney.......  51  Director
V. Eric Roach.........  35  Director

--------
(1) Member of Compensation Committee
(2) Member of Audit Committee

  Steven L. Steinman, Chairman of the Board of Directors of the Company, has more than 20 years of experience in the securities industry. For the past 12 years, Mr. Steinman has been the Chief Executive Officer of Trimark Securities, L.P., which he founded in 1986. Mr. Steinman is a co-founder of the LLC, along with Messrs. Pasternak, Raquet and Lazarowitz, and has served as the Chairman of the LLC for the past three years. Before founding Trimark Securities, L.P., Mr. Steinman held trading positions at a number of trading firms including Troster Singer and M.H. Meyerson & Co., Inc., and was Trading Room Manager for Stix Friedman and Co., Gattini & Co., Traubner Bach Co. Inc. and Monvest Securities. Mr. Steinman attended Columbia University.

  Kenneth D. Pasternak, President, Chief Executive Officer and Director of the Company, has 20 years of experience in the securities industry. For the past three years, Mr. Pasternak has been the President, Chief Executive Officer and a trading room supervisor for Knight Securities, L.P. Before co-founding the LLC and Knight Securities, L.P., Mr. Pasternak served as the Senior Vice President, Limited Partner and Trading Room Manager for Spear Leeds & Kellogg/Troster Singer, a trading firm. Mr. Pasternak received his B.A. degree from the State University of New York at New Paltz in 1976.

  Walter F. Raquet, Executive Vice President and Director of the Company and Chief Operating Officer of Knight, has 30 years of experience in the securities industry. For the past three years, Mr. Raquet has been a Managing Director and the Chief Operating Officer of Knight Securities, L.P. Mr. Raquet was one of the co-founders of the LLC and Knight. From 1992 to 1994, he was a Senior Vice President with Spear, Leeds & Kellogg/Troster Singer managing their technology and marketing functions. From 1982 to 1992, Mr. Raquet was a Partner at Herzog Heine & Geduld, Inc., a trading firm, where he directed the firm's technology and marketing efforts. Mr. Raquet was also Corporate Controller for PaineWebber Incorporated between 1980 and 1982. He was Executive Vice President of Cantor Fitzgerald from 1977 to 1980 and Controller for Weeden & Co. from 1968 to 1976. He has a CPA and practiced at the accounting firm of Price Waterhouse. Mr. Raquet received a B.S. degree in Accounting from New York University in 1966.

  Robert I. Turner, Executive Vice President, Chief Financial Officer, Treasurer and Director of the Company and Chief Financial Officer of Knight, has 20 years of experience in the financial services and securities industries. For the past three years, Mr. Turner has served as the Chief Financial Officer for Knight and in April 1996 he was elected to the advisory board of the LLC. From 1988 to 1995, Mr. Turner was a Corporate Vice President at PaineWebber Incorporated, serving in a variety of financial management positions in the fixed income, financial services, merchant banking and commodities trading divisions. From 1982 to 1987, Mr. Turner worked for Citicorp in the treasury and investment banking divisions. From 1979 to 1981, Mr. Turner practiced at the accounting firm of Price Waterhouse where he became a CPA. Mr. Turner received his B.A. from the State University of New York at Binghamton in 1973 and his M.S.B.A. from the University of Massachusetts at Amherst in 1976.

  Robert M. Lazarowitz, Executive Vice President and Director of the Company and Chief Operating Officer of Trimark, has 20 years of experience in the securities and financial services industries. For the past 10 years, Mr. Lazarowitz served first as Chief Financial Officer and then as Chief Operating Officer of Trimark Securities, L.P. Mr. Lazarowitz was also a co-founder of the LLC. From 1985 to 1987, he served as Chief Financial Officer of Bach Management/Investment Banking, and, from 1984 to 1985, as Chief Operating Officer of Traubner Bach Co. Inc. He has been a member of the NASD's Intermarket Trading System Committee for the past three years. Mr. Lazarowitz received his B.S. in Accounting from the University of South Florida in 1978.

  Anthony M. Sanfilippo, Executive Vice President and Director of the Company and President of Trimark, has over 22 years of experience in the securities industry. For the past year, he has been the President of Trimark Securities, L.P. From 1993 to 1997, Mr. Sanfilippo was President and Chief Executive Officer of Tradetech Securities, a market maker in the Third Market which he founded in 1993. From 1988 to 1993, he served as Executive Vice President at Mesirow Financial, managing the Institutional Equity Division and Regional Exchange Specialist Operations. From 1980 to 1986, he was Vice President of Jefferies & Co., an investment bank where he co-managed the firm's capital commitments in listed securities. Mr. Sanfilippo is a member of the National Organization of Investment Professionals. He has also served as President of the Security Traders Association of Chicago and is currently serving on the NASDR Business District Conduct Committee. Mr. Sanfilippo attended DePaul University.

  Michael T. Dorsey, Senior Vice President, General Counsel and Secretary of the Company, joined the Company in March 1998. From June 1994 to March 1998, Mr. Dorsey served as the Chief Legal Officer to Prudential Investment Management Services LLC and its predecessor, in the institutional money management unit of The Prudential Insurance Company of America. From March 1986 until June 1994, Mr. Dorsey served as an attorney in the SEC's Division of Market Regulation, holding various posts including Special Counsel to the Assistant Director and then Branch Chief of the Office of Compliance Inspections and Oversight. Mr. Dorsey received a B.S.B.A. in Finance from St. Louis University in 1981, a J.D. from the University of Missouri-Columbia in 1984 and an LL.M. in Securities Regulations from Georgetown University Law Center in 1989. Mr. Dorsey is admitted to the Missouri and Illinois state bars.

  Martin Averbuch, Director of the Company, has served as an advisory board member of the LLC since 1996. Mr. Averbuch has served in various positions at E*TRADE Group, Inc., including President of E*TRADE Capital, Vice President On-Line Ventures, and Vice President Special Projects. Mr. Averbuch is also a member of the TAG Industry Advisory Board on Execution Quality. Mr. Averbuch was a member of the Hofstra University faculty from 1977 to 1978 as a Professor in the Finance Department. He received a B.S. in Economics, magna cum laude, from The Wharton School of Business at the University of Pennsylvania in 1974 and a J.D./M.B.A. from the University of Chicago in 1977.

  Charles V. Doherty, Director of the Company, has served as an advisory board member of the LLC since March 1995. He has also been a Managing Director of Madison Asset Group, an investment advisory firm, since 1993. From 1986 to 1992, Mr. Doherty was President and Chief Operating Officer of the Chicago Stock Exchange specializing in information technology, marketing, floor operations and compliance. He is a CPA and founder of Doherty, Zable & Company, an accounting firm, where he served as President between 1974 to 1985. Mr. Doherty received his B.A. in Accounting, magna cum laude, from the University of Notre Dame in 1955 and his M.B.A. from the University of Chicago in 1967.

  Gene L. Finn, Director of the Company, has served as an advisory board member of the LLC since March 1995. He served as Vice President and Chief Economist of the NASD from 1983 to 1995 and as Chief Economist and Senior Economic Adviser for the SEC from 1969 to 1982. In such capacities, Mr. Finn provided policy advice on stock market and investment company regulation and oversight. Mr. Finn is an independent consultant and has been a Director of Ameritrade Holding Corporation since December 1996. Mr. Finn holds a Ph.D. in Economics from the University of Wisconsin.

  Gary R. Griffith, Director of the Company, has served as an advisory board member of the LLC since March 1995. He has been an independent financial consultant since 1990 and has been in investment banking and financial consulting since 1980. Before 1980, Mr. Griffith was with CBS, Inc. and Price Waterhouse. Mr. Griffith is a CPA. Mr. Griffith received a B.S. in Business Administration from Ohio State University.

  Joseph A. Konen, Director of the Company, has been an advisory board member of the LLC since 1996. He has also been the President, Chief Operating Officer of Ameritrade Holding Corporation since 1994 and a Director of Ameritrade Holding Corporation since 1997. From 1992 to 1994, he served as the President and Chief Executive Officer of Advanced Clearing, Inc., a clearing firm. From 1990 to 1992, he was President of his own consulting firm, Joseph A. Konen & Associates, specializing in strategic acquisitions and divestitures, recapitalizations, turnaround management and business start-ups. Previously, he served as President and Chief Executive Officer of Vital Learning Corporation, a developer and publisher of multi-media training programs. He received a B.A. and an M.B.A. from Indiana University in 1969 and 1970, respectively.

  Bruce R. McMaken, Director of the Company, has been an advisory board member of the LLC since March 1995. He also has been employed by Sanders Morris Mundy ("SMM"), an investment banking firm, since 1992, currently serving as a Managing Director of Corporate Finance. Mr. McMaken serves as one of the managers of Environmental Opportunities Fund, Ltd., a $38 million private equity fund managed by an affiliate of SMM. Before joining SMM, Mr. McMaken provided independent corporate finance and venture capital advisory services to clients primarily in the environmental services, biotechnology and real estate development industries. He is also a director of Independent Environmental Services, Inc., a private solid waste collection and disposal company. He received his B.A. degree from Cornell University in 1981.

  Roger O. Riney, Director of the Company, has been an advisory board member of the LLC since March 1995. He is also the President of Scottsdale Securities, Inc., a discount brokerage firm he founded in 1980. In 1969, he joined Edward Jones & Co., a brokerage firm, and in 1975 became a General Partner of that firm. Mr. Riney received a B.S. degree in Civil Engineering in 1967 and an M.B.A. in 1969, both from the University of Missouri-Columbia.

  V. Eric Roach, Director of the Company, has served as an advisory board member of the LLC since 1995. He founded Lombard Brokerage, a brokerage firm, in 1992 and was Chairman and Chief Executive Officer until Dean Witter, Discover & Co. acquired the company in 1997. He is President of Discover Brokerage Direct, a 100%-owned subsidiary of Morgan Stanley Dean Witter, managing the company's strategy, marketing and public relations areas. He attended Brigham Young University and also attended the Executive M.B.A. program of Pepperdine University.

BOARD COMMITTEES

  The Board of Directors has created an Audit Committee and a Compensation Committee of the Board. The Audit Committee was established in April, 1998 and is charged with reviewing the Company's annual audit and meeting with the Company's independent accountants to review the Company's internal controls and financial management practices. As of the date of this Prospectus, the Audit Committee is composed of Gary R. Griffith, Joseph A. Konen and Bruce R. McMaken. The Compensation Committee, was established in April 1998, and is charged with recommending to the Board of Directors compensation for the Company's key employees and will administer the 1998 Stock Option and Award Plan. As of the date of this Prospectus, the Compensation Committee is composed of Martin Averbuch, Charles V. Doherty and Gene L. Finn. See "--Stock Option Plan."

DIRECTOR COMPENSATION

  Non-employee directors will receive $18,000 per year, with committee chairpersons receiving an additional $3,000 per year, in addition to $1,000 for each Board or Committee Meeting attended. Each non-employee director will receive stock options pursuant to the automatic option grant provisions of the Company's Stock Incentive Plan. See "--Nonemployee Director Stock Option Plan." All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of the Company will receive compensation for services rendered as a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1997, and prior to the formation of the Compensation Committee, decisions concerning the compensation of executive officers were made by the entire Board of Directors. As of the date of this Prospectus, the Company's Compensation Committee consists of Messrs. Averbuch, Doherty and Finn, none of whom has ever been an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Certain members of the Company's Board of Directors are parties to transactions with the Company. See "Certain Transactions."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company utilizes certain provisions in Delaware corporate law to limit the liability of corporate officers and directors. The Company believes that the provisions of its Certificate of Incorporation and Bylaws and the separate indemnification agreements outlined below are necessary to attract and retain qualified persons as directors and officers. The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. This provision is intended to allow the Company's directors the benefit of Delaware General Corporation Law, which provides that directors of Delaware corporations may be relieved of monetary liabilities for breach of their fiduciary duties as directors, except under certain circumstances, including breach of their duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, unlawful payments or dividends or unlawful stock repurchases or redemptions or any transaction from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify officers and directors to the fullest extent provided by Delaware law. The Bylaws authorize the use of indemnification agreements and the Company intends to enter into such agreements with each of its directors and executive officers.

  The Company intends to obtain officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

  There is no pending litigation or proceeding involving a director, officer, associate or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director, officer, associate or other agent.

EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded to Kenneth Pasternak, the Company's Chief Executive Officer, and the Company's four other most highly compensated executive officers (together with the Chief Executive Officer, the "Named Executive Officers") for services rendered in all capacities to the Company in 1997.

                          SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION
                                   --------------------------------------------
NAME AND                                                         ALL OTHER
PRINCIPAL POSITION                 SALARY($) BONUS($)(1)(2)  COMPENSATION($)(3)
------------------                 --------- --------------  ------------------
Kenneth Pasternak, President and
 Chief Executive Officer.........   250,000    3,084,742(4)      5,421,289
Steven Steinman, Chairman of the
 Board of Directors..............   250,000      780,936         5,421,289
Walter Raquet, Executive Vice
 President.......................   250,000    1,219,788         5,421,289
Robert Turner, Executive Vice
 President and Chief Financial
 Officer.........................   140,576      379,708             4,750
Robert Lazarowitz, Executive Vice
 President.......................   250,000      872,038         5,421,289

--------
(1) Includes discretionary incentive cash bonuses paid pursuant to the Incentive Plan described below.
(2) The columns for "Long-Term Compensation Awards" and "Other Annual Compensation" have been omitted because there is no compensation required to be reported in such columns.
(3) Includes self-employment earnings reported on Form K-1 for the LLC, as well as $4,750 contributed on behalf of each of the executive officers by the Company under the Company's 401(k) defined contribution plan.
(4) Includes $60,025 paid as trading compensation to Mr. Pasternak for fiscal 1997.

EQUITY PLANS

  Knight/Trimark Group, Inc. 1998 Stock Option and Award Plan. The Company, with the approval of its stockholders, has adopted the 1998 Stock Option and Award Plan (the "1998 Plan"). The 1998 Plan will take effect prior to the
consummation of this Offering. A maximum of    shares of Common Stock has been
reserved for issuance under the 1998 Plan, subject to equitable adjustment upon the occurrence of any increase in, decrease in or exchange of the outstanding shares of Common Stock through merger, consolidation, recapitalization, reclassification, stock split, stock dividend or similar corporate transaction.

  The 1998 Plan will be administered by a committee established by the Board of Directors, the composition of which will at all times satisfy the provisions of Rule 16b-3 of the Securities Exchange Act of 1934, as in effect from time to time, including any successor thereof (the "Committee"). The Committee will have full authority, subject to the provisions of the 1998 Plan, to determine, among other things, the persons to whom awards under the 1998 Plan ("Awards") will be made, the size of such Awards, and the specific terms and conditions applicable to Awards, including, but not limited to, the duration, vesting and exercise or other realization periods, the circumstances for forfeiture and the form and timing of payment. The 1998 Plan limits the number of shares of Common Stock that may be the subject of Awards to any
grantee in any calendar year to   .

  Awards, including stock options ("Options"), restricted stock ("Restricted Stock") and restricted stock units ("Restricted Stock Units"), may be made under the 1998 Plan to selected employees and independent contractors of the Company and its present or future subsidiaries and affiliates, in the discretion of the Committee. Approximately 300 employees will be eligible to receive Awards under the 1998 Plan. Stock options may be either "incentive stock options," as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options. The exercise price of a nonqualified stock option will be the fair market value per share of Common Stock on the date of grant; the exercise price of an incentive stock option will not be less than the fair market value per share of Common Stock on the date of grant. The exercise price of an Option may be paid in cash or Common Stock or pursuant to a "broker's cashless exercise" or other similar arrangement approved by the Committee. Options will have a term of not more than ten years, will become exercisable at such times and upon such terms as the Committee may determine, and may be exercised following termination of employment as determined by the Committee in the document evidencing the Award. Restricted Stock is Common Stock transferred to the grantee without payment to the Company, which shares are subject to certain restrictions and to a risk of forfeiture.

  In the event of a "change of control" (as defined in the 1998 Plan), (i) any Award carrying a right to exercise that was not previously exercisable and vested will become fully exercisable and vested, (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other Award granted under the 1998 Plan will lapse and such Award will be deemed fully vested, and (iii) any performance conditions imposed with respect to Awards will be deemed to be fully achieved.

  The 1998 Plan may, at any time and from time to time, be altered, amended, suspended, or terminated by the Board of Directors, in whole or in part, provided that no amendment that, in the opinion of counsel, requires stockholder approval will be effective unless such amendment has received the requisite approval of stockholders. In addition, no amendment may be made that adversely affects any of the rights of a grantee under any Award theretofore granted, without such grantee's consent.

  Certain Federal Income Tax Consequences. Set forth below is a brief discussion of certain federal income tax consequences relating to Options (including incentive stock options and nonqualified stock options) and Restricted Stock that may be granted pursuant to the 1998 Plan.

  Nonqualified Stock Options. In the case of a nonqualified stock option, an option holder generally will not be taxed upon the grant of the option. Rather, at the time of exercise of such nonqualified stock option, the option holder will generally recognize ordinary income for federal income tax purposes in an amount equal to the excess of the then fair market value of the shares purchased over the option price (the "Spread"). The Company will generally be entitled to a tax deduction at the time and in the amount that the holder recognizes ordinary income.

  Incentive Stock Options. In the case of an incentive stock option, an option holder will generally recognize taxable income upon the disposition of the shares acquired upon exercise of the incentive stock option, rather than upon the grant of the incentive stock option or upon its exercise within the employment-related period prescribed by the Code for this purpose ("timely exercise"). If special holding period requirements applicable to incentive stock options have been satisfied with respect to outstanding shares so acquired, such taxable income will constitute long-term capital gain in an amount equal to the Spread. An amount equal to the Spread will be an item of tax adjustment for purposes of the "alternative minimum tax" imposed by
Section 55 of the Code. The Company will not be entitled to a tax deduction with respect to the timely or subsequent disposition of shares acquired thereunder exercise of an incentive stock option that has been held for the requisite period. The tax consequences of any untimely exercise of an incentive stock option or subsequent disposition of shares acquired thereunder will be determined in accordance with the rules applicable to nonqualified stock options, as described in the preceding paragraph.

  Exercise with Shares. An option holder who pays the option price upon exercise of an option, in whole or in part, by delivering already owned shares of stock will generally not recognize gain or loss on the shares surrendered at the time of such delivery, except under certain circumstances. Rather, recognition of such gain or loss will generally occur upon disposition of the shares acquired in substitution for the shares surrendered.

  Restricted Stock. Generally, the grant of restricted stock has no federal income tax consequences at the time of grant. Rather, at the time the shares are no longer subject to a substantial risk of forfeiture (as defined in the Code), the holder will recognize ordinary income in an amount equal to the fair market value of such shares. A holder may, however, elect to be taxed at the time of the grant. The Company generally will be entitled to a deduction at the time and in the amount that the holder recognizes ordinary income.

  THE FOREGOING SUMMARY CONSTITUTES A BRIEF OVERVIEW OF THE PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE ABOVE-DESCRIBED AWARDS BASED UPON CURRENT FEDERAL INCOME TAX LAWS. THIS SUMMARY IS NOT INTENDED TO BE EXHAUSTIVE AND DOES NOT DESCRIBE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES. PARTICIPANTS IN THE 1998 PLAN SHOULD CONSULT THEIR PERSONAL TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF AWARDS AND OTHER TRANSACTIONS RELATING THERETO.

  Knight/Trimark Group, Inc. 1998 Nonemployee Director Stock Option Plan. The Company, with the approval of its stockholders, has adopted the 1998 Nonemployee Director Stock Option Plan (the "Nonemployee Director Plan"). The Nonemployee Director Plan will take effect upon, and only in the event of, the
consummation of this Offering. A maximum of     shares of Common Stock has
been reserved for issuance under the Nonemployee Director Plan, subject to equitable adjustment upon the occurrence of any increase in, decrease in or exchange of the outstanding shares of Common Stock through merger, consolidation, recapitalization, reclassification, stock split, stock dividend or similar corporate transaction.

  Under the Nonemployee Director Plan, any questions of administration that arise will be resolved by the Board of Directors. Approximately eight directors will be eligible to receive awards under the Plan. All stock options granted under the Nonemployee Director Plan ("Director Options") will be nonqualified stock options.

  A Director Option to purchase 8,000 shares of Common Stock will be granted upon the effective date of the Nonemployee Director Plan to each then Nonemployee Director and, thereafter, to each new Nonemployee Director upon election to the Board of Directors. In addition, on the first business day following each annual meeting of the Company's stockholders, each continuing Nonemployee Director will be granted a Director Option to purchase 4,000 shares of Common Stock. The exercise price of a Director Option will be the fair market value per share of Common Stock on the date of grant and may be paid in cash or Common Stock or pursuant to a "broker's cashless exercise." Director Options will have a term of ten years, will become exercisable in four equal annual instalments commencing with the first anniversary of the date of grant, and may be exercised following a director's termination of service, as determined by the Board of Directors in the document evidencing the grant.

  In the event of a "change of control" (as defined in the Nonemployee Director Plan), any outstanding Director Options not yet exercisable in whole or in part will become exercisable in full.

  The Nonemployee Director Plan may, at any time and from time to time, be altered, amended, suspended, or terminated by the Board of Directors, in whole or in part; provided that no amendment that, in the opinion of counsel, requires stockholder approval will be effective unless such amendment has received the requisite approval of stockholders. In addition, no amendment may be made that adversely affects any of the rights of a grantee under any Director Option theretofore granted, without such grantee's consent.

  Certain Federal Income Tax Consequences. Set forth below is a discussion of certain federal income tax consequences relating to options granted pursuant to the Nonemployee Director Plan.

  In General. An option holder generally will not be taxed upon the grant of an option. Rather, at the time of exercise of such option, the option holder will generally recognize ordinary income for federal income tax purposes in an amount equal to the excess of the then fair market value of the shares purchased over the option price. The Company will generally be entitled to a tax deduction at the time and in the amount that the holder recognizes ordinary income.

  Exercise with Shares. An option holder who pays the option price upon exercise of an option, in whole or in part, by delivering already owned shares of stock will generally not recognize gain or loss on the shares surrendered at the time of such delivery. Rather, such gain or loss recognition will generally occur upon disposition of the shares acquired in substitution for the shares surrendered.

  THE FOREGOING SUMMARY CONSTITUTES A BRIEF OVERVIEW OF THE PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE ABOVE-DESCRIBED AWARDS BASED UPON CURRENT FEDERAL INCOME TAX LAWS. THIS SUMMARY IS NOT INTENDED TO BE EXHAUSTIVE AND DOES NOT DESCRIBE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES. PARTICIPANTS IN THE NONEMPLOYEE DIRECTOR PLAN SHOULD CONSULT THEIR PERSONAL TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE AWARD OF DIRECTOR OPTIONS AND OTHER TRANSACTIONS RELATING THERETO.

  Knight/Trimark Group, Inc. Incentive Plan. The Company has established a profit-pool incentive plan (the "Incentive Plan"), currently consisting of three sub-profit pools, one for the Company (disregarding its subsidiary companies)(the "Holding Company Pool"), one for the Company's over-the-counter ("OTC") division (the "OTC Pool") and one for the Company's third market division (the "Third Market Pool"). The Incentive Plan also provides for the creation of a new sub-pool at the time of any future formation or acquisition of a new Company subsidiary, to be allocated by such person or persons as determined by a committee of the Board of Directors.

  The annual Holding Company Pool will equal 15% of the before-tax profits of the Company (on an unconsolidated basis) earned by the Holding Company during such year (not taking into account amounts paid out pursuant to the Incentive
Plan) and will be allocated on a quarterly basis by Mr. Pasternak. The annual OTC Pool equals 15% of the before-tax profits earned by Knight during such year (not taking into account amounts paid out pursuant to the Incentive
Plan), and is allocated on a quarterly basis by Messrs. Raquet and Pasternak. The annual Third Market Pool equals 15% of the before-tax profits earned by Trimark during such year (not taking into account amounts paid out pursuant to the Incentive Plan), and is allocated on a quarterly basis by Messrs. Steinman and Lazarowitz. Messrs. Raquet, Pasternak, Steinman and Lazarowitz may not themselves receive an allocation from either sub-profit pool in any year unless the entire Company, on a consolidated basis, earns a before-tax profit (not taking into account amounts paid out pursuant to the Incentive Plan).

401(K) PLAN

  The Company has a Section 401(k) Plan (the "401(k) Plan"). The 401(k) Plan is a tax-qualified plan covering Company employees who are over 21 years of age. Under the 401(k) Plan, participants may elect to defer a portion of their compensation, subject to certain limitations. In addition, at the discretion of the Board of Directors, the Company may make matching contributions into the 401(k) Plan for all eligible employees. During fiscal 1998 the Company
contributed $     to the 401(k) Plan.

EMPLOYMENT AGREEMENTS

  The Company has amended employment agreements previously entered into with Messrs. Raquet, Steinman, Pasternak and Lazarowitz, and has entered into an employment agreement with Mr. Sanfilippo (collectively, the "Executives"). The term of each of the agreements (the "Agreements") will be four (4) years, beginning on the date of the consummation of this Offering, with annual, automatic one-year extensions beginning on the fourth anniversary of such date unless either party gives notice of nonrenewal at least [60] days prior to such anniversary. Mr. Pasternak's Agreement provides that he will be President and Chief Executive Officer, with an annual salary of $250,000, as from time to time increased by the Board of Directors. Each of Messrs. Raquet and Lazarowitz's Agreement provides that the Executive will be Executive Vice President of the Company and Chief Operating Officer of Knight and Trimark, respectively, with an annual salary of $250,000, as from time to time increased by the Board of Directors. Mr. Steinman's Agreement provides that he will be Chairman of the Board with an annual base salary of $250,000, as from time to time increased by the Board of Directors. Mr. Turner's Agreement provides that he will be Chief Financial Officer and Executive Vice President, with an annual salary of $250,000, as from time to time increased by the Board of Directors. Mr. Sanfilippo's Agreement provides that he will be President of Trimark with an annual salary of $250,000, as from time to time increased by the Board of Directors. Each Agreement provides for the payment of annual bonuses pursuant to the Incentive Plan (described above) and for participation in current and future employee benefit plans. If an Executive's employment is terminated by death, by mutual agreement between the Company and the Executive or by the Company without "cause"(as defined in the Agreements), the Executive will be entitled to (i) a lump sum severance payment equal to $500,000; and
(ii) any amount that would have been payable under the Incentive plan at such time as payment would have otherwise been required. Each Executive is prohibited from disclosing confidential information at any time and is subject to noncompetition and nonsolicitation covenants under specified conditions and for specified periods.

                             CERTAIN TRANSACTIONS

THE REORGANIZATION

  The Company was organized in April 1998 for the purpose of succeeding to the business of Roundtable Partners, L.L.C. (the "LLC"). Concurrent with the closing of the Offering, based on an assumed initial public offering price of $15.00 per share, all of the member interests of the LLC will be exchanged for 41,000,000 shares of Common Stock of the Company. Certain members, who have so elected, will receive 1,741,581 additional shares of Class A Common Stock valued at the initial public offering price with respect to their share of the undistributed income of the LLC through March 31, 1998 (the "Undistributed Profits"). Management of the Company has elected to receive shares of Class A Common Stock for all of its Undistributed Profits. The Company will receive no additional consideration in connection with such conversion of member interests into shares of Common Stock. In connection with the Reorganization, Knight will become the successor entity to Knight Securities, L.P., and Trimark will become the successor entity to Trimark Securities, L.P. Prior to the effective date of the Registration Statement of which this Prospectus is a part, certain members of the LLC, who have so elected, will receive a cash distribution of all or a portion of their Undistributed Profits. Concurrently with such distribution, the LLC intends to make a cash distribution to each member of an estimate of its share of the total amount of profits of the LLC accruing between April 1, 1998 and the closing of this Offering.

BROWN & COMPANY SECURITIES CORPORATION

  On April 24, 1996, the Company entered into a $500,000 subordinated note agreement with Brown & Company Securities Corporation ("Brown"), a major customer of the Company, which pays interest quarterly at a market rate approximating the prevailing Federal Funds Rate. The subordinated note matures on April 23, 1999, but may be prepaid by the Company at any time without penalty. Concurrent with the execution of the subordinated note, the Company granted Brown certain benefits, including the right to receive additional payments based on the amount of order flow provided to the Company by Brown. In each of the years ended December 31, 1995, 1996 and 1997, and for the three-months ended March 31, 1998, Brown was the source of 4.0%, 4.6%, 4.3% and 4.1%, respectively, of the Company's order flow. Payments by the Company to Brown during these periods amounted to $2.1 million, $5.1 million, $7.5 million and $1.7 million, respectively. Additionally, in April 1996, the Company granted Brown the right to purchase 7,143 Common Units in the LLC at the then prevailing market price of $10.00 per Common Unit (the "Brown Option"). As of the date of grant, the right to purchase the Common Units had a de minimis value. Brown has elected to exercise the Brown Option at the closing of the Offering. Upon the closing of the Offering, Brown will own 394,887 shares of the Company's Class A Common Stock. The aggregate exercise price for the Brown Option is $71,430.

TRANSACTIONS WITH AFFILIATES

  Transactions with Affiliates. Immediately prior to the Reorganization, 60% of the Common Units of the LLC will be owned by a consortium of 27 broker-dealers or their affiliates. After the closing of this Offering, such broker-dealer owners will own 48.5% of the Company's Common Stock (47.2% if the Underwriters' over-allotment option is exercised in full).

  Set forth below is a list of the Company's broker-dealer owners as of March 31, 1998:

Ameritrade, Inc.         E*TRADE Group, Inc.                        Dain Rauscher Incorporated
BHC Securities, Inc.     Fiserv Correspondent Services, Inc.        R.J. Forbes Group, Inc.
BHF Securities Corp.     Gruntal & Co., L.L.C.                      Sanders Morris Mundy, Inc.
Bidwell & Company        Howe Barnes Investments, Inc.              Scottsdale Securities, Inc.
Burke, Christensen &
 Lewis Securities        International Correspondents Trading, Inc. Southwest Securities, Inc.
Cowles, Sabol & Co.,
 Inc.                    J.W. Charles Securities, Inc.              Stockcross, Inc.
David A. Noyes & Co.     Josephthal, Lyon & Ross                    Thomas F. White & Co.
Direct Access Brokerage
 Services, Inc.          Nathan & Lewis Securities, Inc.            Van Kasper & Company
Discover Brokerage
 Direct                  Primevest Financial Services, Inc.         Waterhouse Securities, Inc.

  In each of the years ended December 31, 1995, 1996 and 1997, and the three-months ended March 31, 1998, the broker-dealer owners and subordinated note holders were the source of 31.3%, 35.1%, 39.8% and 41.3% of the Company's order flow, respectively. In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, aggregate payments by the Company to its broker-dealer owners and subordinated note holders for order flow and aggregate profit distributions to broker-dealer owners equaled $14.4 million and $2.9 million, $46.4 million and $17.6 million, $50.7 million and $22.3 million and $11.3 million and $8.4 million, respectively. Pursuant to the limited liability company agreement of the LLC, its broker-dealer owners have shared in the LLC profits partially in proportion to their equity interest and partially in proportion to the quantity of order flow they have directed to the Company. This arrangement will be discontinued upon consummation of the Reorganization.The broker-dealer owners will no longer receive any special inducements to send order flow to the Company and will not be contractually or otherwise obligated to provide the Company with any order flow in the future. See "Risk Factors--Risks Associated with Change of Ownership Structure."

  Ameritrade. Upon the closing of this Offering, Ameritrade, Inc. ("Ameritrade") will own 3,953,675 shares of the Company's Class A Common Stock. Mr. Joseph A. Konen, the President, Chief Operating Officer and a Director of Ameritrade Holding Corporation, an affiliate of Ameritrade, is a Director of the Company. In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, Ameritrade was the source of 6.8%, 5.7%, 5.8% and 8.4%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Ameritrade for order flow and profit distributions, respectively, equalled $3.1 million and $529,000, $8.2 million and $2.7 million, $6.9 million and $2.6 million, and $1.9 million and $972,000, respectively.

  Discover Brokerage Direct. Upon the closing of this Offering, Discover Brokerage Direct, Inc. ("Discover") will own 2,101,963 shares of the Company's Class A Common Stock. Mr. V. Eric Roach, the President of Discover, is a Director of the Company. In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, Discover was the source of 2.1%, 2.3%, 3.5% and 2.8%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Discover for order flow and profit distributions, respectively, equalled $1.0 million and $185,000, $4.4 million and $964,000, $5.5 million and $1.3 million, and
$954,000 and $394,000, respectively.

  E*Trade. Upon the closing of this Offering, E*Trade Group, Inc. ("E*Trade") will own 2,566,432 shares of the Company's Class A Common Stock. Mr. Martin Averbach, the President of E*Trade Capital, an affiliate of E*Trade, is a Director of the Company. In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, E*Trade was the source of 1.8%, 3.2%, 5.7% and 7.2%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to E*Trade for order flow and profit distributions, respectively, equalled $645,000 and $190,000, $3.5 million and $825,000, $5.3 million and $1.7 million , and $1.3 million and $545,000, respectively.

  Gruntal & Co. After the Reorganization, Gruntal & Co., L.L.C. ("Gruntal") will own 1,311,754 shares of the Company's Class A Common Stock, all of which shares are being sold by Gruntal in the Offering. In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, Gruntal was the source of 1.0%, 0.6%, 0.3% and 0.2%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Gruntal for order flow and profit distributions, respectively, equalled $421,000 and $341,000, $434,000 and $1.2 million, $415,000 and
$845,000, and $66,000 and $290,000, respectively. In addition, from its inception until March 1998, the Company utilized Gruntal as its clearing broker. In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, the Company paid Gruntal clearing fees in the amount of $11.7 million , $21.5 million, $14.8 million and $1.6 million. The Company terminated its clearing arrangements with Gruntal as of March 1998.

  Sanders Morris Mundy. Upon the closing of this Offering, Sanders Morris Mundy, Inc. ("Sanders Morris") will own 134,566 shares of the Company's Class A Common Stock. Mr. Bruce R. McMaken, a Managing Director of Sanders Morris, is a Director of the Company. In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998. Sanders Morris was the source of 0.1%, 0.046%, 0.033% and 0.0017%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Sanders Morris for order flow and profit distributions, respectively, equalled $34,000 and $31,000, $64,000 and $115,000, $45,000 and $85,000, and $3,000 and
$28,000, respectively.

  Scottsdale Securities. Upon the closing of this Offering, Scottsdale Securities, Inc. ("Scottsdale Securities") will own 1,012,097 shares of the Company's Class A Common Stock. Mr. Roger O. Riney, the President of Scottsdale Securities, is a Director of the Company. In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, Scottsdale Securities was the source of 0.9%, 1.5%, 1.4% and 1.3%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Scottsdale Securities for order flow and profit distributions, respectively, equalled $662,000 and $170,000, $2.2 million and $798,000, $1.3 million and $649,000, and $340,000 and $226,000, respectively.

  Southwest Securities. Upon the closing of this Offering, Southwest Securities, Inc. ("Southwest") will own 1,674,850 shares of the Company's Class A Common Stock. In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, Southwest was the source of 2.7%, 2.3%, 1.4% and 1.4%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Southwest for order flow and profit distributions, respectively, equalled $1.6 million and $451,000, $3.1 million and $1.6 million, $1.8 million and $1.1 million, and $383,000 and $375,000, respectively. In addition, Southwest is acting as an underwriter in connection with this Offering. See "Underwriting."

  Waterhouse Investor Services, Inc. Upon the closing of this Offering, Waterhouse Investor Services, Inc. ("Waterhouse") will own 2,136,793 shares of the Company's Class A Common Stock and 3,945,528 shares of the Company's Class B Common Stock. Waterhouse is an affiliate of Waterhouse Securities, Inc. ("Waterhouse Securities," together with "Waterhouse," is herein referred to as the "Waterhouse Entities"). In each of the years ended December 31, 1995, 1996 and 1997, and the three months ended March 31, 1998, Waterhouse Securities was the source of 5.8%, 6.5%, 9.8% and 11.3%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to the Waterhouse Entities for order flow and profit distributions, respectively, equalled $2.0 million and $697,000, $6.8 million and $2.9 million, $10.2 million and $3.9 million and $3.5 million and $1.5 million, respectively. In addition, the Company utilizes National Investor Services Corp. ("NISC"), a subsidiary of Waterhouse, as its clearing broker. In the year ended December 31, 1997 and the three months ended March 31, 1998, the Company paid NISC clearing fees in the amount of $9.5 million and $6.0 million, respectively.

  Trimark Leasing. The Company leases certain computer and telephone equipment and furniture from Trimark Leasing, Inc., an entity which is wholly-owned by Steven L. Steinman and Robert M. Lazarowitz, executive officers and directors of the Company. In each of the years ended December 31, 1995, 1996 and 1997, and for the three months ended March 31, 1998, rental expenses under such leases were $261,000, $530,000, $539,000, and $118,000, respectively.

  PaineWebber. Knight has contracted to clear all its trades through Correspondent Services Corp. ("CSC"), a subsidiary of PaineWebber Incorporated ("PaineWebber"). In the three months ended March 31, 1998, the Company paid CSC clearing fees in the amount of $590,000. PaineWebber is acting as an underwriter in connection with the Offering. In addition, Knight is party to a $30,000,000 subordinated credit facility with PaineWebber Group, Inc., an affiliate of PaineWebber. As of March 31, 1998, no amounts were outstanding under the facility.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Common Stock giving effect to the Reorganization and as adjusted to reflect the sale of the shares pursuant to this offering, by (i) each person who is known by the Company to own beneficially more than 5% of its outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) the Selling Stockholder. Except as otherwise indicated below, to the knowledge of the Company, each person listed below has sole voting power and investment power with respect to the shares beneficially owned by such person subject to community property laws where applicable.

                          SHARES BENEFICIALLY              SHARES BENEFICIALLY
                            OWNED PRIOR TO       SHARES        OWNED AFTER
                             THE OFFERING      OFFERED BY    THE OFFERING(3)
                         --------------------- THE SELLING -----------------------
NAME AND ADDRESS(1)        NUMBER   PERCENT(2) STOCKHOLDER   NUMBER     PERCENT
-------------------      ---------- ---------- ----------- ------------ ----------
Steven L. Steinman......  4,414,656   10.33%          --      4,414,656     8.58%
Kenneth D. Pasternak....  4,342,104   10.16           --      4,342,104     8.44
Walter F. Raquet........  4,269,709    9.99           --      4,269,709     8.30
Robert M. Lazarowitz....  4,342,104   10.16           --      4,342,104     8.44
Anthony M. Sanfilippo...    415,705       *           --        415,705        *
Robert I. Turner........        --     0.00           --            --      0.00
Michael T. Dorsey.......        --     0.00           --            --      0.00
Martin Averbuch.........        --     0.00           --            --      0.00
Charles V. Doherty......        --     0.00           --            --      0.00
Gene L. Finn............        --     0.00           --            --      0.00
Gary R. Griffith........        --     0.00           --            --      0.00
Joseph A. Konen.........        --     0.00           --            --      0.00
Bruce R. McMaken........        --     0.00           --            --      0.00
Rodger O. Riney.........        --     0.00           --            --      0.00
V. Eric Roach...........        --     0.00           --            --      0.00
Ameritrade Holding
 Corp...................  3,953,675    9.25           --      3,953,675     7.69
E* TRADE Securities,
 Inc....................  2,566,432    6.00           --      2,566,432     4.99
Gruntal & Co.,
 L.L.C.(4)..............  1,311,754    3.07     1,311,754           --      0.00
Discover Brokerage
 Direct.................  2,101,963    4.92           --      2,101,963     4.09
Waterhouse Investor
 Services, Inc..........  6,082,321   14.23           --      6,082,321    11.83
All executive officers
 and directors as a
 group (14 persons)..... 17,784,278   41.61%          --     17,784,278    34.58%

--------
*  Less than one percent of the outstanding Common Stock.
(1) See "Management--Executive Officers and Directors." Unless otherwise indicated, the address for each beneficial owner is c/o Knight/Trimark Group, Inc., Newport Tower, 29th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.
(2) The percentage of total outstanding for each stockholder immediately prior to the Offering is calculated by dividing (i) the number of shares of Common Stock deemed to be beneficially owned by such stockholder at such time by (ii) the sum of the number of shares of Common Stock outstanding at such time.
(3) Assumes that the Underwriters' over-allotment option to purchase up to an additional 1,500,000 shares from the Company is not exercised.
(4) The address of Gruntal & Co., L.L.C. is 14 Wall Street, New York, New York 10005.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Certificate of Incorporation and Bylaws of the Company, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  Upon consummation of the Offering, the authorized Capital Stock of the Company will consist of 220,000,000 shares of Common Stock, par value $.01 per
share, and    ,000,000 shares of Preferred Stock, par value $.01 per share
(the "Preferred Stock"). Of the 220,000,000 authorized shares of the Company's Common Stock, 200,000,000 shares will be designated Class A Common Stock and 20,000,000 shares will be designated as Class B Common Stock. As of March 31, 1998, after giving effect to the Reorganization and the Offering, 47,484,299 shares of Class A Common Stock will be issued and outstanding and 3,945,528 shares of Class B Common Stock will be issued and outstanding.

COMMON STOCK

  Voting Rights. Except as otherwise required by law or, as described below, by the Certificate of Incorporation, the holders of shares of Class A Common Stock will vote together as a single class. Each share of Class A Common Stock will entitle the registered holder thereof to one vote. There will be no cumulative voting and, therefore, holders of a majority of the shares of Class A Common Stock can elect all of the directors.

  The holders of Class A Common Stock will be entitled to elect all members of the Company's Board of Directors. The holders of Class B Common Stock will have no voting rights.

  Conversion into Class A Common Stock. Pursuant to the Certificate of Incorporation, each share of Class B Common Stock will be exchangeable at any time upon sale or other transfer thereof for one fully paid and nonassessable share of Class A Common Stock, subject to adjustment for any stock split.

  Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment in full to creditors and distribution in full of the preferential amounts, if any, to be distributed to holders of shares of Preferred Stock, unless otherwise required by law, holders of shares of Common Stock will be entitled to receive all the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them. Pursuant to the Certificate of Incorporation, the holders of Common Stock will participate in the distribution of such assets as if all classes and series of Common Stock constituted a single class of stock.

  Dividends. Subject to the preferential rights of holders of Preferred Stock, if any, the holders of shares of Common Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Company which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock. Pursuant to the Certificate of Incorporation, no dividend will be declared or paid in respect of any class of Common Stock by the Company unless the holders of all classes of Common Stock receive the same per share dividend, payable in the same amount and type of consideration, as if such classes constituted a single class, except that if any dividend is declared that is payable in shares of Common Stock, or in subscription or other rights to acquire shares of Common Stock, then such dividend will be declared and paid at the same rate per share with respect to each class of Common Stock, the dividend payable on shares of Class A Common Stock will be payable only in shares of, or in subscription or other rights to acquire shares of, Class A Common Stock, and the dividend payable on shares of Class B Common Stock will be payable only in shares of, or in subscription or other rights to acquire shares of Class B Common Stock.

PREFERRED STOCK

  Under the Certificate of Incorporation, the Board of Directors will be expressly authorized, without further stockholder approval, to provide for the issuance of all or any shares of Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the DGCL. The Company has no present plans to issue any shares of Preferred Stock. See "--Antitakeover Effects of Provisions of the Certificate of Incorporation and Bylaws and the DGCL."

REGISTRATION RIGHTS

  Certain securityholders of the Company (the "Rightsholders") are entitled to require the Company to register under the Securities Act, up to a total of shares (the "Registrable Shares") of outstanding Common Stock (including Registrable Shares being sold by the Selling Stockholder in this offering) pursuant to the terms of a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement provides that in the event the Company proposes to register any of its securities under the Securities Act at any time or times, the Rightsholders, subject to certain exceptions, shall be entitled to include Registrable Shares in such registration. However, the managing underwriter of any such offering may exclude for marketing reasons some of such Registrable Shares from such registration. In addition, certain Rightsholders have additional rights, subject to certain conditions and limitations, to require the Company to prepare and file a registration statement under the Securities Act with respect to their Registrable Shares. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS AND THE DGCL

  Certificate of Incorporation and Bylaws. The Certificate of Incorporation will provide that stockholders are not entitled to call a special meeting of stockholders, nor to require the Board of Directors to call such a meeting. The Certificate of Incorporation will provide that stockholders will not be entitled to act by written consent in lieu of a meeting. In addition, the Bylaws of the Company will contain certain advance notice requirements that must be complied with by any stockholder who wishes to nominate any person for election to the Company's Board of Directors or who otherwise wishes to properly bring business before an annual meeting of the Company's stockholders. These provisions of the Certificate of Incorporation, could discourage potential acquisition proposals and could delay or prevent a change of control of the Company.

  Delaware Takeover Statute. The Company is subject to Section 203 of the DGCL ("Section 203"), which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 % of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defined an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  Other Provisions. The holders of Common Stock are not entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A Common Stock is identical to that to be received by holders of Class B Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless the other class of Common Stock concurrently is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. All outstanding shares are, and the shares of Class A Common Stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Class A Common Stock is
   .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have an aggregate of 51,429,827 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). Of these shares, the 10,000,000 shares of Class A Common Stock sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act (an "Affiliate"), may generally be sold only in compliance with Rule 144 as described below.

  In addition, the existing stockholders have the right to cause the Company to register the sale of certain shares of Class A Common Stock or Class B Common Stock owned by them and/or to include their shares in future registrable statements relating to the Company's securities.

  Approximately 41,429,827 of the outstanding shares of Common Stock are "restricted securities" as that term is defined under Rule 144 (the
"Restricted Shares"). Of these Restricted Shares,     shares will be subject
to lock-up agreements as described below. Upon expiration of these agreements all of the Restricted Shares will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act. Upon completion of this offering, the holders of 41,429,827 of the Restricted Shares will be entitled to registration rights. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. See "Description of Capital Stock--Registration Rights."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) one percent of the then outstanding shares of Class A Common Stock (approximately 474,844 shares immediately after this offering) or (ii) the average weekly trading volume in the Class A Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. The Company is unable to estimate accurately the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors. See "Risk Factors--Shares Eligible for Future Sale" and "Risk Factors--No Prior Market; Possible Volatility of Stock Price."

  After the date of this Prospectus, the Company intends to file a registration statement under the Securities Act on Form S-8 to register all shares of Common Stock issuable pursuant to the Company's stock plans. Such registration statement is expected to become effective immediately upon filing. Accordingly, shares issued under the Company's stock plans will be eligible for sale in the public markets upon vesting and exercise of options or awards, subject to the Rule 144 volume restrictions applicable to affiliates and, in certain cases, lock-up agreements.

  All executive officers and directors of the Company and substantially all of the Company's stockholders (including the Selling Stockholder), who upon the
completion of this Offering will hold in the aggregate     shares of Common
Stock, have agreed that they will not, without the prior written consent of BancAmerica Robertson Stephens, directly or indirectly, offer to sell, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this Prospectus, subject to certain exceptions. BancAmerica Robertson Stephens may, in its sole discretion and at any time, without notice, release all or any portion of the securities subject to lock-up agreements. See "Underwriting."

  The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend upon the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering.

  Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens, Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated, ABN AMRO Incorporated and Southwest Securities, Inc. (the "Representatives"), have severally agreed with the Company and the Selling Stockholder, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Class A Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase and pay for all such shares, if any are purchased.

               UNDERWRITER                                      NUMBER OF SHARES
               -----------                                      ----------------
      BancAmerica Robertson Stephens...........................
      Merrill Lynch, Pierce, Fenner & Smith Incorporated.......
      PaineWebber Incorporated.................................
      ABN AMRO Incorporated....................................
      Southwest Securities, Inc. ..............................
                                                                   ----------
        Total..................................................    10,000,000
                                                                   ==========

  The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $    per share, of which $    may be reallowed to other dealers.
After the completion of the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company and the Selling Stockholder as set forth on the cover page of this Prospectus.

  The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 1,500,000 additional shares of Class A Common Stock from the Company at the initial public offering price per share set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Class A Common Stock to be purchased by it shown in the above table represents as a percentage of the total number of shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms less the underwriting discount as those on which the shares offered hereby are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Selling Stockholder and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

  Pursuant to the terms of lock-up agreements, the holders of     shares of
the Company's Common Stock have agreed, for a period of up to 180 days after the date of this Prospectus, that, subject to certain exceptions, they will not contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancAmerica Robertson Stephens. BancAmerica Robertson Stephens may, in its sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements. All of the shares of Common Stock subject to lock-up agreements may be eligible for sale in the public market upon the expiration of the lock-up agreements, subject to Rule 144.

  In addition, the Company and the Selling Stockholder have agreed that until 180 days after the date of this Prospectus, the Company and the Selling Stockholder will not, without prior written consent of BancAmerica Robertson Stephens, subject to certain exceptions, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's and the Selling Stockholder's sale of shares in this offering, the issuance of shares of Common Stock upon the exercise of outstanding options and warrants and the grant of options to purchase shares of Common Stock under existing employee stock option or stock purchase plans. Furthermore, the Company has agreed not
to file any registration statements on Form S-8 to register the     shares of
Class A Common Stock reserved for issuance pursuant to its Stock Option Plans until at least 90 days after the date of this Prospectus. See "Management-- Stock Options Plans" and "Shares Eligible for Future Sale."

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company's subsidiary, Knight, is a party to a clearing contract with an affiliate of PaineWebber Incorporated, whereby such affiliate clears all of Knight's trades for usual and customary fees. One of the Underwriters, Southwest Securities, Inc., is a stockholder of the Company. See "Certain Transactions."

  Prior to this offering, there has been no public market for the Class A Common Stock of the Company. Consequently, the initial public offering price for the Class A Common Stock offered hereby will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

  The offering is being conducted in accordance with Rule 2720 ("Rule 2720") of the National Association of Securities Dealers, Inc. (the "NASD") which provides that, among other things, when an NASD member firm participates in the offering of equity securities of a company with whom such member has a "conflict of interest" (as defined in Rule 2720), the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" (as defined in Rule 2720) (a "QIU"). BancAmerica Robertson Stephens is serving as the QIU in the offering and will recommend a price in compliance with the requirements of Rule 2720. BancAmerica Robertson Stephens has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. BancAmerica Robertson Stephens, in its capacity as QIU, will receive no additional compensation as such in connection with the offering.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions, or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the Class A Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Class A Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Class A Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Class A Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this offering if the shares of Class A Common Stock originally sold by such Underwriter or syndicate member are purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected in NASDAQ as a National Market issue or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed on for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements as of and for the years ended December 31, 1996 and 1997 and for the period from March 27, 1995 to December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has not previously been subject to the reporting requirements of the Exchange Act. Upon completion of the Offerings, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith, will be required to file periodic reports and other information with the SEC. Such information can be inspected without charge after the Offerings at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Suite 1400, Northwest, Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site (http://www.sec.gov) that will contain all information filed electronically by the Company with the SEC.

  This Prospectus, which constitutes a part of a Registration Statement on Form S-1 (the "Registration Statement") filed by the Company with the SEC under the Securities Act, does not contain all of the information set forth in the Registration Statement, including the exhibits thereto. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document, and each such statement is qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits thereto, may be inspected and copies thereof may be obtained as described in the preceding paragraph with respect to periodic reports and other information to be filed by the Company under the Exchange Act.

                          ROUNDTABLE PARTNERS, L.L.C.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants..........................................  F-2
Consolidated Statements of Financial Condition as of December 31, 1996 and
 1997 and (unaudited) March 31, 1998 and (unaudited) Pro forma March 31,
 1998......................................................................  F-3
Consolidated Statements of Income for the period from March 27, 1995 (date of initial capitalization) through December 31, 1995, the years ended
 December 31, 1996 and 1997 and the (unaudited) three month periods ended
 March 31, 1997 and 1998...................................................  F-4
Consolidated Statements of Changes in Members' Equity for the period from
 March 27, 1995 (date of initial capitalization) through December 31, 1995, the years ended December 31, 1996 and 1997 and the (unaudited) three month period ended March 31, 1998...............................................  F-5
Consolidated Statements of Cash Flows for the period from March 27, 1995
 (date of initial capitalization) through December 31, 1995, the years ended December 31, 1996 and 1997 and the (unaudited) three month periods ended March 31, 1997 and 1998.............................................  F-6
Notes to Consolidated Financial Statements.................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Advisory Board and
Members of Roundtable Partners, L.L.C.

  In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in members' equity and cash flows present fairly, in all material respects, the consolidated financial position of Roundtable Partners, L.L.C. and its subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for the period from March 27, 1995 (date of initial capitalization) through December 31, 1995 and for the years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

New York, New York
February 10, 1998, except as to Note 15, which is as of April 15, 1998

                          ROUNDTABLE PARTNERS, L.L.C.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                DECEMBER 31,                      PRO FORMA
                          -------------------------  MARCH 31,    MARCH 31,
                              1996         1997         1998         1998
                          ------------ ------------ ------------ ------------
                                                    (UNAUDITED)  (UNAUDITED)
                                                                  (NOTE 16)
ASSETS
Cash and cash
 equivalents............  $ 15,353,166 $ 13,797,198 $  5,429,440 $  5,429,440
Securities owned, at
 market value...........    46,780,638   61,726,045   63,490,053   63,490,053
Receivable from clearing
 brokers................    23,155,776   30,151,720   78,119,153   78,119,153
Fixed assets and
 leasehold improvements,
 at cost, less
 accumulated
 depreciation and
 amortization of
 $1,752,435 in 1996,
 $3,884,743 in 1997 and
 $4,650,032 in 1998
 (unaudited)............     6,398,112    7,353,429    8,273,607    8,273,607
Goodwill, less
 accumulated
 amortization of
 $2,720,728 in 1996,
 $4,465,484 in 1997 and
 $4,973,786 in 1998
 (unaudited)............    13,852,211   14,192,840   14,394,624   14,394,624
Other assets............       495,564      651,190    1,366,150    1,366,150
                          ------------ ------------ ------------ ------------
    Total assets........  $106,035,467 $127,872,422 $171,073,027 $171,073,027
                          ============ ============ ============ ============
LIABILITIES AND MEMBERS'
 (PRO FORMA STOCKHOLDERS')
 EQUITY
 Liabilities
  Securities sold, not
   yet purchased, at
   market value.........  $ 19,021,401 $ 21,060,857 $ 54,581,144 $ 54,581,144
  Mandatorily Redeemable
   Preferred Units
   currently
   redeemable...........           --           --           --    13,636,510
  Distributions on
   Common Units payable
   to members...........     4,983,972    8,405,326    8,819,019   35,288,478
  Accrued compensation
   expense..............     4,185,918    6,112,562    7,940,980    7,940,980
  Accrued execution and
   clearance fees.......     3,174,472    3,966,145    3,789,466    3,789,466
  Accrued payments for
   order flow...........     2,898,601    3,764,391    5,278,397    5,278,397
  Liability for capital
   lease................     1,070,029      786,801      713,207      713,207
  Accounts payable,
   accrued expenses and
   other liabilities....     1,911,988    1,394,288    1,612,570    1,612,570
  Interest payable on
   Preferred Units......       596,878      424,981      416,486      416,486
  Subordinated note.....       500,000      500,000      500,000      500,000
  Mandatorily Redeemable
   Preferred A Units....    22,705,690   12,483,610   12,483,610          --
  Mandatorily Redeemable
   Preferred B Units....    15,000,000   15,000,000   15,000,000   13,847,100
                          ------------ ------------ ------------ ------------
    Total liabilities...    76,048,949   73,898,961  111,134,879  137,604,338
                          ------------ ------------ ------------ ------------
Commitments and contin-
 gent liabilities (Notes
 9 and 12)
Members' equity
  Common units, $10 par
   value, 750,000 units
   authorized; 738,097,
   734,497 and 734,497
   (unaudited) units
   issued and
   outstanding at
   December 31, 1996,
   1997 and March 31,
   1998, respectively...     7,380,970    7,344,970    7,344,970          --
  Undistributed income..    22,605,548   46,628,491   52,593,178          --
Pro forma stockholders'
 equity
  Class A Common Stock,
   $0.01 par value,
   200,000,000 shares
   authorized;
   38,401,166
   shares issued and
   outstanding..........           --           --           --       384,012
  Class B Common Stock,
   $0.01 par value,
   20,000,000 shares
   authorized; 3,945,528
   shares issued and
   outstanding..........           --           --           --        39,455
  Additional paid-in
   capital..............           --           --           --    33,045,222
                          ------------ ------------ ------------ ------------
    Total members' (pro
     forma
     stockholders')
     equity.............    29,986,518   53,973,461   59,938,148   33,468,689
                          ------------ ------------ ------------ ------------
    Total liabilities
     and members' (pro
     forma
     stockholders')
      equity............  $106,035,467 $127,872,422 $171,073,027 $171,073,027
                          ============ ============ ============ ============

  The accompanying notes are an integral part of these consolidated financial statements.

                          ROUNDTABLE PARTNERS, L.L.C.

                       CONSOLIDATED STATEMENTS OF INCOME

                          FOR THE PERIOD FROM
                            MARCH 27, 1995                               FOR THE THREE MONTHS
                           (DATE OF INITIAL      FOR THE YEARS ENDED             ENDED
                            CAPITALIZATION)         DECEMBER 31,               MARCH 31,
                                THROUGH       ------------------------- -----------------------
                           DECEMBER 31, 1995      1996         1997        1997        1998
                          ------------------- ------------ ------------ ----------- -----------
                                                                              (UNAUDITED)
REVENUES
Net trading revenue.....      $69,516,222     $183,893,654 $224,627,402 $50,482,673 $63,006,565
Interest, net...........          296,019        1,282,522    2,039,244     495,551     525,651
                              -----------     ------------ ------------ ----------- -----------
    Total revenues......       69,812,241      185,176,176  226,666,646  50,978,224  63,532,216
                              -----------     ------------ ------------ ----------- -----------
EXPENSES
Payments for order flow
  Affiliates ...........       14,388,467       46,374,341   50,662,461  14,390,107  11,200,498
  Non-affiliates........       11,605,572       23,454,327   16,249,579   3,738,413   5,056,020
Execution and clearance
 fees...................
  Affiliates............       11,724,385       21,461,560   24,262,767   4,923,875   7,579,469
  Non-affiliates........          985,373        4,375,397    7,805,806   1,487,104   2,661,208
Employee compensation
 and benefits...........       12,150,932       39,494,032   57,716,994  12,013,016  16,168,160
Communications and data
 processing.............        2,202,276        4,359,785    6,809,086   1,318,959   2,169,675
Depreciation and
 amortization...........        1,626,159        2,975,152    4,225,286     936,362   1,291,164
Interest on Preferred
 Units..................        1,309,576        2,092,593    1,940,972     603,955     416,486
Occupancy and equipment
 rentals................          849,352        1,776,806    2,657,402     536,627   1,081,542
Business development....          130,422          623,492    1,459,822     244,421     376,850
Other...................        1,498,614        1,428,089    2,799,238     365,315     747,438
                              -----------     ------------ ------------ ----------- -----------
    Total expenses......       58,471,128      148,415,574  176,589,413  40,558,154  48,748,510
                              -----------     ------------ ------------ ----------- -----------
NET INCOME..............      $11,341,113     $ 36,760,602 $ 50,077,233 $10,420,070 $14,783,706
                              ===========     ============ ============ =========== ===========
Earnings per common unit
  Basic.................      $     33.28     $      62.11 $      67.93 $     14.12 $     20.13
                              ===========     ============ ============ =========== ===========
  Diluted...............      $      9.37     $      22.98 $      23.93 $      6.45 $     20.13
                              ===========     ============ ============ =========== ===========
Weighted average common
 units outstanding
  Basic.................          340,744          591,909      737,190     738,097     734,497
                              ===========     ============ ============ =========== ===========
  Diluted...............        1,350,679        1,691,029    2,173,431   1,710,044     734,497
                              ===========     ============ ============ =========== ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                          ROUNDTABLE PARTNERS, L.L.C.

             CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

  FOR THE PERIOD FROM MARCH 27, 1995 (DATE OF INITIAL CAPITALIZATION) THROUGH
     DECEMBER 31, 1995, THE YEARS ENDED DECEMBER 31, 1996 AND 1997 AND THE
                                  (UNAUDITED)
                    THREE MONTH PERIOD ENDED MARCH 31, 1998

                                  COMMON UNITS
                               -------------------  UNDISTRIBUTED
                                UNITS     AMOUNT       INCOME        TOTAL
                               -------  ----------  ------------- -----------
Initial capitalization, March
 27, 1995..................... 304,407  $3,044,070   $       --   $ 3,044,070
Issuance of Common Units......  68,241     682,410           --       682,410
Net income....................     --          --     11,341,113   11,341,113
Distributions on Common
 Units........................     --          --     (2,868,323)  (2,868,323)
                               -------  ----------   -----------  -----------
Balance, December 31, 1995.... 372,648   3,726,480     8,472,790   12,199,270
Issuance of Common Units...... 365,449   3,654,490           --     3,654,490
Net income....................     --          --     36,760,602   36,760,602
Distributions on Common
 Units........................     --          --    (22,627,844) (22,627,844)
                               -------  ----------   -----------  -----------
Balance, December 31, 1996.... 738,097   7,380,970    22,605,548   29,986,518
Net income....................     --          --     50,077,233   50,077,233
Distributions on Common
 Units........................     --          --    (25,742,857) (25,742,857)
Resignation of Member.........  (3,600)    (36,000)     (311,433)    (347,433)
                               -------  ----------   -----------  -----------
Balance, December 31, 1997.... 734,497   7,344,970    46,628,491   53,973,461
Net income (unaudited)........     --          --     14,783,706   14,783,706
Distributions on Common Units
 (unaudited)..................     --          --     (8,819,019)  (8,819,019)
                               -------  ----------   -----------  -----------
Balance, March 31, 1998
 (unaudited).................. 734,497  $7,344,970   $52,593,178  $59,938,148
                               =======  ==========   ===========  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                          ROUNDTABLE PARTNERS, L.L.C.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                              FOR THE
                            PERIOD FROM
                          MARCH 27, 1995
                               (DATE
                            OF INITIAL                               FOR THE THREE MONTHS
                          CAPITALIZATION)   FOR THE YEARS ENDED              ENDED
                              THROUGH          DECEMBER 31,                MARCH 31,
                           DECEMBER 31,   ------------------------  ------------------------
                               1995          1996         1997         1997         1998
                          --------------- -----------  -----------  -----------  -----------
                                                                          (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income..............    $11,341,113   $36,760,602  $50,077,233  $10,420,070  $14,783,706
Adjustments to reconcile
 net income to net cash
 (used in) provided by
 operating activities
Depreciation and
 amortization...........      1,626,159     2,975,152    4,225,286      936,362    1,291,164
(Increase) decrease in
 operating assets
 Securities owned.......    (33,763,047)  (13,017,591) (14,945,407)   7,343,493   (1,764,008)
 Receivable from
  clearing brokers......    (11,436,653)  (11,719,123)  (6,995,944)  (6,320,762) (47,967,433)
 Other assets...........       (508,552)     (115,061)    (225,200)    (130,803)    (732,532)
Increase (decrease) in
 operating liabilities
 Securities sold, not
  yet purchased.........     11,000,921     8,020,480    2,039,456   (1,474,487)  33,520,287
 Accrued compensation
  expense...............      1,458,880     2,727,038    1,926,644      391,216    1,828,418
 Accrued execution and
  clearance fees........      2,395,353       779,119      791,673     (252,109)    (176,679)
 Accrued payments for
  order flow............      1,611,636     1,286,965      865,790   (1,334,507)   1,514,006
 Accounts payable,
  accrued expenses and
  other liabilities.....      1,329,886       582,102     (517,700)  (1,267,698)     218,282
 Interest payable on
  Preferred Units.......        433,440       163,438     (171,897)       7,074       (8,494)
                            -----------   -----------  -----------  -----------  -----------
 Net cash (used in)
  provided by operating
  activities............    (14,510,864)   28,443,121   37,069,934    8,317,849    2,506,717
                            -----------   -----------  -----------  -----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES
Purchase of general
 partnership interest in
 Trimark Securities,
 L.P....................    (15,273,295)          --           --           --           --
Purchase of business and
 net assets of
 Tradetech Securities,
 L.P....................            --            --      (750,000)         --           --
Payment of contingent
 consideration..........     (1,261,298)   (1,351,447)  (1,685,385)    (218,988)    (710,086)
Sale of fixed assets....            --            --     1,413,115          --           --
Purchases of fixed
 assets and leasehold
 improvements...........     (1,410,283)   (3,939,871)  (4,429,389)  (1,230,863)  (1,685,469)
                            -----------   -----------  -----------  -----------  -----------
 Net cash used in
  investing activities..    (17,944,876)   (5,291,318)  (5,451,659)  (1,449,851)  (2,395,555)
                            -----------   -----------  -----------  -----------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES
Proceeds from issuance
 of subordinated notes..      5,000,000       500,000          --           --           --
Proceeds from issuance
 of Mandatorily
 Redeemable Preferred A
 Units..................     13,415,300     8,870,410          --           --           --
Proceeds from issuance
 of Mandatorily
 Redeemable Preferred B
 Units..................     15,000,000           --           --           --           --
Proceeds from issuance
 of Common Units........      3,726,480     2,940,200          --           --           --
Decrease in liability
 for capital lease......       (149,700)     (267,664)    (283,228)     (69,404)     (73,594)
Redemptions of
 Mandatorily Redeemable
 Preferred A Units......            --     (3,865,730) (10,147,050)         --           --
Resignation of Member...            --            --      (422,463)         --           --
Distributions on Common
 Units..................     (2,868,323)  (17,643,870) (22,321,502)  (4,983,972)  (8,405,326)
                            -----------   -----------  -----------  -----------  -----------
 Net cash provided by
  (used in) financing
  activities............     34,123,757    (9,466,654) (33,174,243)  (5,053,376)  (8,478,920)
                            -----------   -----------  -----------  -----------  -----------
Increase (decrease) in
 cash and cash
 equivalents............      1,668,017    13,685,149   (1,555,968)   1,814,622   (8,367,758)
Cash and cash
 equivalents at
 beginning of period....            --      1,668,017   15,353,166   15,353,166   13,797,198
                            -----------   -----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period.................    $ 1,668,017   $15,353,166  $13,797,198  $17,167,788  $ 5,429,440
                            ===========   ===========  ===========  ===========  ===========
Supplemental disclosure
 of cash flow
 information
 Cash paid for
  interest..............    $ 1,150,262   $ 2,470,434  $ 2,652,357  $   726,773  $   644,302
                            ===========   ===========  ===========  ===========  ===========

Supplemental information pertaining to noncash investing and financing activities

  In 1995, the Company incurred a capital lease obligation of $1,487,393, which represents the present value of future minimum lease payments on certain fixed assets.

  Effective January 1, 1996, Waterhouse Securities exchanged its $5,000,000 subordinated note for 71,429 Common Units and 428,571 Preferred A Units issued by the Company with an aggregate value of $5,000,000.

  The accompanying notes are an integral part of these consolidated financial statements.

                          ROUNDTABLE PARTNERS, L.L.C.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

  Roundtable Partners, L.L.C. ("Roundtable"), a Delaware limited liability corporation, was initially capitalized on March 27, 1995 to own and operate the securities market-making businesses of Knight Securities, L.P. ("Knight") and Trimark Securities, L.P. ("Trimark") (collectively, the "Company"). The Company is owned 20% by key employees of Knight, 20% by key employees of Trimark (collectively, the "Management Investors") and 60% by a consortium of independent securities firms and investors (the "Non-Management Investors"). As a limited liability company, the Company has a finite life and must be dissolved no later than September 30, 2024.

  The Company, which operates in one segment and line of business - equity securities market-making, owns a 99.99% general partnership interest in both Knight and Trimark. A subchapter S holding corporation owned by the Management Investors owns a 0.01% limited partnership interest in each entity. Knight, a New York limited partnership, was organized on February 17, 1995 by Roundtable to operate as a market maker in over-the-counter equity securities ("OTC stocks"), principally securities traded on the National Association of Securities Dealers, Inc.'s ("NASD") Automated Quotation System ("NASDAQ"), including Small Capitalization listings and securities listed on the OTC Bulletin Board. Trimark is a New York Limited Partnership which was acquired by the Company on March 27, 1995 (Note 2). Trimark operates as a market-maker in equity securities listed on the New York and American Stock Exchanges ("listed stocks"). Knight and Trimark are registered as broker-dealers with the Securities and Exchange Commission and are members of the NASD.

2. ACQUISITIONS

  On March 27, 1995, Trimark Securities, Inc., an unaffiliated securities firm, contributed its market-making business in listed stocks and the fixed assets necessary to operate such business to Trimark Securities L.P. for a 99.99% general partnership interest. Immediately thereafter, Trimark Securities, Inc. sold its 99.99% general partnership interest in Trimark Securities, L.P. to the Company in exchange for 1.5 million Preferred B Units of the Company with a fair value of $15 million and contingent consideration. In connection with that transaction, the Company incurred $348,000 in acquisition costs. The Company's acquisition of the 99.99% general partnership interest in Trimark Securities L.P. was recorded under the purchase method and the carrying values of the assets and liabilities acquired were adjusted to their fair market values as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired of $13,960,195 was recorded as goodwill and is being amortized over a period of ten years.

  In connection with the acquisition, the Company entered into an agreement which entitles Trimark Securities, Inc. to receive additional consideration during the five years immediately subsequent to the acquisition, equal to 10% of Trimark's pre-tax earnings, before amortization of goodwill and depreciation on fixed assets initially purchased. The additional consideration represents contingent consideration to be paid in connection with the Trimark acquisition. All amounts paid under this arrangement are being capitalized as additional purchase price (goodwill) and amortized over the remainder of the original ten year amortization period.

  Pursuant to an agreement effective November 17, 1997, Trimark purchased the business and the related fixed assets of Tradetech Securities, L.P. ("Tradetech"), an Illinois Limited Partnership, in exchange for $750,000 in cash and contingent consideration. Tradetech was a direct competitor of Trimark operating as a market-maker in listed stocks and, after the acquisition, its business and operations were integrated into Trimark's. The acquisition was accounted for under the purchase method and the carrying values of the assets acquired were adjusted to their fair market values as of the acquisition date. The excess of the purchase price over the fair value of the assets acquired of $400,000 was recorded as goodwill and is being amortized over a period of five years.

                          ROUNDTABLE PARTNERS, L.L.C.

 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)


  In connection with the acquisition, Trimark entered into an agreement with Tradetech which entitles Tradetech to additional consideration equal to 10% of Trimark's pretax earnings during the period from the acquisition date through December 31, 2000 (the "Earnout Period"). If, after the Earnout Period, the owners of Tradetech have not received payments which total $3,000,000, the additional consideration shall continue until the earlier of (i) December 31, 2002, or (ii) an aggregate of $3,000,000 has been paid. All amounts paid under this arrangement will be capitalized as additional purchase price (goodwill) and amortized over the remainder of the original five year amortization period.

  The total contingent consideration paid and recorded as goodwill by the Company was as follows:

                                          TRIMARK      TRADETECH
                                        ADDITIONAL    ADDITIONAL
                                       CONSIDERATION CONSIDERATION   TOTAL
                                       ------------- ------------- ----------
   For the period March 27, 1995
    through December 31, 1995.........  $1,261,297     $    --     $1,261,297
   For the year ended December 31,
    1996..............................   1,351,447          --      1,351,447
   For the year ended December 31,
    1997..............................   1,466,812      218,573     1,685,385
   For the three months ending March
    31, 1998 (unaudited)..............     382,879      327,207       710,086
                                        ----------     --------    ----------
                                        $4,462,435     $545,780    $5,008,215
                                        ==========     ========    ==========

3. SIGNIFICANT ACCOUNTING POLICIES

 Basis of consolidation and form of presentation

  The accompanying consolidated financial statements include the accounts of Roundtable, Knight and Trimark. All significant intercompany transactions and balances have been eliminated.

 Cash equivalents

  Cash equivalents represent money market accounts, which are payable on demand. The carrying amount of such cash equivalents approximates fair value due to the short-term nature of these instruments.

 Trading activities

  Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC stocks, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and related expenses, including compensation and benefits, execution and clearance fees and payments for order flow, are also recorded on a trade date basis. Payments for order flow represent payments to other broker-dealers for directing their order executions to Knight and Trimark.

 Mandatorily redeemable preferred units

  The Company's Preferred A and Preferred B Units are mandatorily redeemable, and have been classified as liabilities in the Consolidated Statements of Financial Condition, and the related distributions on such units have been classified as interest expense in the Consolidated Statements of Income.

                          ROUNDTABLE PARTNERS, L.L.C.

 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)


 Depreciation, amortization and occupancy

  Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the life of the related office lease. The Company records rent expense on a straight-line basis over the life of the lease.

 Income taxes

  As a limited liability company, the Company is treated as a partnership and, as such, is not subject to federal, state or local income taxes.

 Estimated fair value of financial instruments

  Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Consolidated Statements of Financial Condition. The Company's securities owned and securities sold, not yet purchased are carried at market value. Management estimates that the fair values of other financial instruments recognized on the Consolidated Statements of Financial Condition (including receivables, payables, accrued expenses, subordinated debt and mandatorily redeemable preferred units) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

 Other

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Unaudited interim information

  The interim financial statements and related financial information as of March 31, 1998 and for the three months ended March 31, 1998 and March 31, 1997 are unaudited; however, in the opinion of the Company, the interim information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the interim periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year.

4. FIXED ASSETS AND LEASEHOLD IMPROVEMENTS

  Fixed assets and leasehold improvements comprise the following:

                                                  DECEMBER 31,
                                DEPRECIATION  ---------------------  MARCH 31,
                                   PERIOD        1996       1997       1998
                                ------------- ---------- ---------- -----------
                                                                    (UNAUDITED)
   Computer hardware and
    software...................    3 years    $3,137,877 $5,307,119 $6,471,200
   Trading systems.............    5 years     2,660,387  2,648,326  2,812,726
   Leasehold improvements...... Life of Lease  1,359,458  1,666,288  1,709,613
   Furniture and fixtures......    7 years       461,463    735,341    970,562
   Telephone system............    5 years       473,167    537,585    580,226
   Equipment...................    5 years        58,195    343,513    379,312
                                              ---------- ---------- ----------
                                               8,150,547 11,238,172 12,923,639
   Less--Accumulated depreciation and
    amortization.............................  1,752,435  3,884,743  4,650,032
                                              ---------- ---------- ----------
                                              $6,398,112 $7,353,429 $8,273,607
                                              ========== ========== ==========

                          ROUNDTABLE PARTNERS, L.L.C.

 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)

  Knight leases its trading system under a noncancelable capital lease. As of December 31, 1995, 1996, 1997 and March 31, 1998 (unaudited), the net book value of the trading equipment recorded under such capital lease was $1,338,654, $1,041,175, $743,697 and $669,327 (unaudited), respectively.
Depreciation of the capitalized asset is included in depreciation and amortization expense in the Consolidated Statements of Income. As of December 31, 1997, future minimum lease payments under the capital lease and the determination of the related liability for the capital lease were as follows:

   Year ending December 31, 1998...................................... $340,800
   Year ending December 31, 1999......................................  340,800
   Year ending December 31, 2000......................................  170,400
                                                                       --------
     Total future minimum lease commitments...........................  852,000
     Amount representing interest.....................................  (65,199)
                                                                       --------
     Present value of minimum lease payments.......................... $786,801
                                                                       ========

  As of March 31, 1998 (unaudited), future minimum lease payments under the capital lease and the determination of the related liability for the capital lease were as follows:

   For the period from April 1, 1998 through December 31, 1998........ $255,600
   Year ending December 31, 1999......................................  340,800
   Year ending December 31, 2000......................................  170,400
                                                                       --------
     Total future minimum lease commitments...........................  766,800
     Amount representing interest.....................................  (53,593)
                                                                       --------
     Present value of minimum lease payments.......................... $713,207
                                                                       ========

5. SUBORDINATED NOTES

  On March 24, 1995, the Company entered into a $5,000,000 subordinated note agreement with Waterhouse Securities, Inc. ("Waterhouse"), a major customer, which paid interest quarterly at a market rate based on the broker call rate and matured on March 23, 1997. The subordinated note was senior in liquidation to the Common Units and Mandatorily Redeemable Preferred A and B Units, but was subordinate to the claims of all other creditors. Concurrent with the execution of the subordinated note, the Company granted Waterhouse certain benefits accorded to holders of Common Units, including the right to receive additional payments based on the amount of order flow provided by Waterhouse. Effective January 1, 1996, Waterhouse entered into an agreement with the Company to exchange the subordinated note for 71,429 Common Units and 428,571 Preferred A Units issued by the Company with an aggregate value of $5,000,000. As a result of the exchange, the subordinated note was satisfied in full and canceled. The Common Units owned by Waterhouse are non-voting. In connection with the issuance of Common Units to Waterhouse, the Management Investors purchased, in aggregate, 47,620 additional Common Units at a price of $10 per unit, such that, after the aforementioned transactions, the Management Investors and the Non-Management Investors owned 40% and 60%, respectively, of the total outstanding Common Units.

  On April 24, 1996, the Company entered into a $500,000 subordinated note agreement with Brown & Co. Securities Corporation ("Brown"), a major customer, which pays interest quarterly at a market rate approximating the prevailing Federal Funds Rate. The subordinated note matures on April 23, 1999, but may be prepaid by the Company at any time, without penalty. The subordinated note is senior in liquidation to the Common Units and Mandatorily Redeemable Preferred A and B Units, but is subordinate to the claims of all other creditors. Concurrent with the execution of the subordinated note, the Company granted Brown certain benefits accorded to holders of Common Units, including the right to receive additional payments based on

                          ROUNDTABLE PARTNERS, L.L.C.

  (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED)

the amount of order flow provided by Brown. Additionally, the Company granted Brown the option to purchase 7,143 Common Units at the then prevailing market price of $10 per Common Unit during the term that the subordinated note remains outstanding (the "Brown Option"). As of April 24, 1996, the date of grant, the Brown Option had a de minimis value.

  During 1995, the Company made additional payments for order flow totaling $996,786 to Waterhouse. Similarly, the Company made additional payments for order flow to Brown totaling $1,088,924, $1,865,222 and $520,360 (unaudited) during the years ended December 31, 1996 and 1997 and during the three month period ended March 31, 1998 (unaudited). Such amounts have been included in payments for order flow expense in the accompanying Consolidated Statements of Income.

6. MEMBERS' EQUITY

  The Company's Common Units, which have one for one voting rights (except for the units owned by Waterhouse (Note 5)), are owned 40% by Management Investors and 60% by Non-Management Investors. The Company's net income (after distributions to holders of Preferred A and B Units) is allocated to holders of Common Units based upon a formula which considers the volume of order flow such holders have provided to Knight and Trimark during each period and each holder's proportionate share of total Common Units. Net losses are shared ratably in proportion to each member's ownership percentage. On December 31, 1997, the Company declared a distribution to holders of Common Units of $8,405,326, which was paid on January 23, 1998. On March 31, 1998, the Company declared a distribution to holders of Common Units of $8,819,019 (unaudited), payable on April 20, 1998 (unaudited).

  The Common Units are generally not transferable, although a member may resign from the Company at any time by providing written notice to the Company. The Company shall pay the resigning member $10 for each Common Unit and Preferred A Unit owned by the resigning member, and any remaining undistributed income in the resigning member's capital account as of the date of the written notice (the "Resigning Member Capital Distribution"). During 1997, one member resigned from the Company and received a Resigning Member Capital Distribution of $422,463, or $10 per unit. There were no resignations in 1995, 1996 or the three month period ended March 31, 1998 (unaudited).

7. MANDATORILY REDEEMABLE PREFERRED UNITS

  The Mandatorily Redeemable Preferred A Units ("Preferred A Units"), which are owned by the Non-Management Investors, are non-voting and have preference to all other units in the event of liquidation. The Preferred A Units were originally issued to the Non-Management Investors for a price of $10 per unit, simultaneously with the purchase of Common Units, at a ratio of six Preferred A Units to one Common Unit. The Preferred A Units pay quarterly distributions at a rate approximating the Federal Funds rate and are subject to mandatory redemption annually, on April 15th, at a fixed price of $10 per unit, in an aggregate amount equal to at least 25 percent of the Company's consolidated net income on an annual basis. Any units not redeemed by the fifth anniversary of the issuance date are convertible into Common Units on a one-for-one basis, at the holder's option. There were 2,700,000 Preferred A Units authorized as of December 31, 1995, 1996 and 1997 and March 31, 1998 (unaudited). Distributions to holders of Preferred A Units for the period ending December 31, 1995 amounted to $590,903, which included distributions accrued, but not paid, of $202,891 at December 31, 1995. Distributions to holders of Preferred A Units for the year ending December 31, 1996 amounted to $1,155,859, which included distributions accrued, but not paid, of $359,429 at December 31, 1996. Distributions to holders of Preferred A Units for the year ended December 31, 1997 amounted to $985,737, which included distributions accrued, but not paid, of $193,035 at December 31, 1997.

                          ROUNDTABLE PARTNERS, L.L.C.

  (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED)


  The Mandatorily Redeemable Preferred B Units ("Preferred B Units"), which are held by Trimark Securities, Inc., are non-voting and have preference only to the Common Units in liquidation. The Preferred B Units pay quarterly distributions at a rate approximating the Federal Funds rate and, after the redemption of all Preferred A Units, are subject to mandatory redemption annually, on April 15th, at a fixed price of $10 per unit, in an aggregate amount equal to at least 25 percent of the Company's consolidated net income on an annual basis, if certain levels of earnings are achieved in the prior year. The Preferred B Units are not convertible into Common Units. There were 1,500,000 Preferred B Units authorized as of December 31, 1995, 1996 and 1997 and March 31, 1998 (unaudited). Distributions to holders of Preferred B Units for the period ending December 31, 1995 amounted to $718,673, which includes distributions accrued, but not paid, of $230,549 at December 31, 1995. Distributions to holders of Preferred B Units for the year ending December 31, 1996 amounted to $936,734, which includes distributions accrued, but not paid, of $237,449 at December 31, 1996. Distributions to holders of Preferred B Units for the year ended December 31, 1997 amounted to $955,235, which includes distributions accrued, but not paid, of $231,946 at December 31, 1997. No Preferred B Units were redeemed during the period from March 27, 1995 through December 31, 1995 or the years ending December 31, 1996 or 1997 or the three months ended March 31, 1998 (unaudited). The following table presents activity for Preferred A Units and Preferred B Units for the period from March 27, 1995 through December 31, 1995, for the years ended December 31, 1996 and 1997, and for the three months ended March 31, 1998 (unaudited):

                                 PREFERRED A UNITS        PREFERRED B UNITS
                              ------------------------  ---------------------
                                UNITS        AMOUNT       UNITS     AMOUNT
                              ----------  ------------  --------- -----------
   Initial capitalization,
    March 27, 1995...........  1,095,864  $ 10,958,640  1,500,000 $15,000,000
   Issuance of Preferred A
    Units....................    245,666     2,456,660        --          --
                              ----------  ------------  --------- -----------
   Balance, December 31,
    1995.....................  1,341,530    13,415,300  1,500,000  15,000,000
   Issuance of Preferred A
    Units....................  1,315,612    13,156,120        --          --
   Redemption of Preferred A
    Units....................   (386,573)   (3,865,730)       --          --
                              ----------  ------------  --------- -----------
   Balance, December 31,
    1996.....................  2,270,569    22,705,690  1,500,000  15,000,000
   Resignation of Member.....     (7,503)      (75,030)       --          --
   Redemption of Preferred A
    Units.................... (1,014,705)  (10,147,050)       --          --
                              ----------  ------------  --------- -----------
   Balance, December 31,
    1997.....................  1,248,361    12,483,610  1,500,000  15,000,000
                              ----------  ------------  --------- -----------
   Balance, March 31, 1998
    (unaudited)..............  1,248,361  $ 12,483,610  1,500,000 $15,000,000
                              ==========  ============  ========= ===========

8. RELATED PARTY TRANSACTIONS

  A substantial portion of Knight's and Trimark's securities transactions are conducted with securities firms which own equity interests in the Company (the "Broker-Dealer Owners"). As measured in share volume, the Broker-Dealer Owners and Brown accounted for 31%, 36% and 41% of the Company's order flow during the period ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively, and 41% (unaudited) for the three months ended March 31, 1998. Moreover, five of these affiliates accounted for 30% of the Company's total order flow for the year ended December 31, 1997 and 34% (unaudited) of the Company's total order flow for the three months ended March 31, 1998.

  Included within accrued payments for order flow on the Consolidated Statements of Financial Condition are the following amounts payable to the Broker-Dealer Owners and Brown:

   December 31, 1996................................................ $2,032,039
   December 31, 1997................................................  1,990,045
   March 31, 1998 (unaudited).......................................  2,981,311

                          ROUNDTABLE PARTNERS, L.L.C.

 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)


  As of December 31, 1997, Knight and Trimark cleared their securities transactions through clearing brokers which own equity interests in the Company. Effective March 9, 1998, Knight began clearing its securities transactions through an unaffiliated clearing broker (unaudited).

  Trimark and Knight lease certain computer and telephone equipment and furniture from a leasing company which is wholly owned by two key employees of Trimark. Rental expenses under such leases were as follows:

   For the period March 27, 1995 through December 31, 1995............ $260,957
   For the year ended December 31, 1996...............................  529,852
   For the year ended December 31, 1997...............................  539,082
   For the three months ended March 31, 1998 (unaudited)..............  117,644

9. COMMITMENTS AND CONTINGENT LIABILITIES

  The Company and its subsidiaries lease office space under noncancelable operating leases. The office leases contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to the Consumer Price Index. Rental expense under the office leases was as follows:

   For the period March 27, 1995 through December 31, 1995.......... $  343,935
   For the year ended December 31, 1996.............................    810,893
   For the year ended December 31, 1997.............................  1,258,827
   For the three months ending March 31, 1998 (unaudited)...........    342,669

  Additionally, Knight and Trimark lease computer and other equipment under noncancelable operating leases. As of December 31, 1997, future minimum rental commitments under all noncancelable operating leases were as follows:

                                                OFFICE     OTHER
                                                LEASES     LEASES      TOTAL
                                              ---------- ---------- -----------
   Year ending December 31, 1998............. $1,440,959 $2,023,951 $ 3,464,910
   Year ending December 31, 1999.............  1,375,634  1,706,737   3,082,371
   Year ending December 31, 2000.............  1,233,881    550,781   1,784,662
   Year ending December 31, 2001.............  1,250,980        --    1,250,980
   Year ending December 31, 2002.............  1,264,181        --    1,264,181
   Thereafter through December 15, 2006......  4,638,240        --    4,638,240
                                                                    -----------
                                                                    $15,485,344
                                                                    ===========

                          ROUNDTABLE PARTNERS, L.L.C.

 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)

  During 1998, the Company entered into an additional operating lease for office space. As of March 31, 1998, future minimum rental commitments under all noncancelable operating leases were as follows (all information is unaudited):

                                             OFFICE       OTHER
                                             LEASES      LEASES       TOTAL
                                           ----------- ----------- -----------
                                           (UNAUDITED) (UNAUDITED) (UNAUDITED)
   For the period from April 1, 1998
    through December 31, 1998............  $1,474,739  $1,513,864  $ 2,988,603
   Year ending December 31, 1999.........   2,005,484   1,762,273    3,767,757
   Year ending December 31, 2000.........   1,863,731     578,549    2,442,280
   Year ending December 31, 2001.........   1,880,830         --     1,880,830
   Year ending December 31, 2002.........   1,935,468         --     1,935,468
   Thereafter through December 15, 2006..   6,864,816         --     6,864,816
                                                                   -----------
                                                                   $19,879,754
                                                                   ===========

  As of December 31, 1997 and March 31, 1998 (unaudited), the Company had deposited an irrevocable letter of credit which was collateralized by U.S. Treasury securities with market values of $1,541,038 and $1,533,788 (unaudited), respectively, as security for one of its operating leases.

  Securities sold, not yet purchased represent obligations of Knight and Trimark to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

10. EARNINGS PER COMMON UNIT

  Basic and diluted earnings per common unit ("EPS") have been calculated by dividing earnings applicable to common units (net income) by the weighted average common units outstanding during each respective period. Diluted earnings per common unit also includes the potential dilutive effects of the Preferred A Units, under the "if-converted" method, which are convertible into Common Units on a one-for-one basis at the holder's option if outstanding five years from the date of issuance. In determining diluted EPS, the interest expense applicable to the Preferred A Units during each respective period has been added back to net income. Under the "treasury stock" method applicable to outstanding written call options, the Brown Option did not have a dilutive effect. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common unit computations:

                                FOR THE PERIOD FROM
                               MARCH 27, 1995 (DATE
                                    OF INITIAL
                              CAPITALIZATION) THROUGH         YEAR ENDED                YEAR ENDED
                                 DECEMBER 31, 1995         DECEMBER 31, 1996         DECEMBER 31, 1997
                             ------------------------- ------------------------- -------------------------
                             NUMERATOR / DENOMINATOR / NUMERATOR / DENOMINATOR / NUMERATOR / DENOMINATOR /
                               INCOME       SHARES       INCOME       SHARES       INCOME       SHARES
                             ----------- ------------- ----------- ------------- ----------- -------------
   Basic EPS
    Earnings applicable to
     Common Units..........  $11,341,113     340,744   $36,760,602     591,909   $50,077,233     737,190
   Effect of Dilutive
    Securities
    Preferred A Units......    1,309,576   1,009,935     2,092,593   1,099,120     1,940,972   1,436,241
                             -----------   ---------   -----------   ---------   -----------   ---------
   Diluted EPS.............  $12,650,689   1,350,679   $38,853,195   1,691,029   $52,018,205   2,173,431
                             ===========   =========   ===========   =========   ===========   =========

                          ROUNDTABLE PARTNERS, L.L.C.

 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)

                               FOR THE THREE MONTHS      FOR THE THREE MONTHS
                               ENDED MARCH 31, 1997      ENDED MARCH 31, 1998
                             ------------------------- -------------------------
                             NUMERATOR / DENOMINATOR / NUMERATOR / DENOMINATOR /
                               INCOME       SHARES       INCOME       SHARES
                             ----------- ------------- ----------- -------------
                                                 (UNAUDITED)
   Basic EPS
     Earnings applicable to
      Common Units.........  $10,420,070     738,097   $14,783,706    734,497
   Effect of Dilutive
    Securities
     Preferred A Units.....      603,955     971,947           --         --
                             -----------   ---------   -----------    -------
   Diluted EPS.............  $11,024,025   1,710,044   $14,783,706    734,497
                             ===========   =========   ===========    =======

  On April 15, 1998, the Company redeemed and retired all of the outstanding Mandatorily Redeemable Preferred A Units for their carrying value of $12,483,610 (see Note 15).

11. EMPLOYEE BENEFIT PLANS

  Trimark and Knight sponsor a 401(k) Profit Sharing Plan (the "Plan") in which substantially all of their employees are eligible to participate. Under the terms of the Plan, Trimark and Knight are required to make annual contributions to the Plan equal to 50% of the contributions made by their respective employees, up to certain limitations. The total expense recognized with respect to the Plans was as follows:

   For the period March 27, 1995 through December 31, 1995............ $111,544
   For the year ended December 31, 1996...............................  478,308
   For the year ended December 31, 1997...............................  681,927
   For the three months ended March 31, 1998 (unaudited)..............  381,688

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

  As a market maker of OTC and listed stocks, the majority of the Company's securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company clears all of its securities transactions through affiliated clearing brokers on a fully disclosed basis (see Note 8). Pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business. As of December 31, 1997 and March 31, 1998, the Company's credit exposures were concentrated with the clearing brokers and amounted to $30.2 million and $78.1 million (unaudited), respectively. Additionally, as of December 31, 1997 and March 31, 1998, the clearing brokers held, as custodian, securities owned by the Company with a market value of $61.7 million and $63.5 million (unaudited), respectively.

  The net receivable or (payable) for securities transactions that have not reached their contractual settlement date amounted to ($6,196,423), ($10,407,524), ($5,126,772) and $17,504,744 (unaudited) at December 31, 1995,
1996, 1997 and March 31, 1998 (unaudited), respectively. Such amounts were included within receivable from clearing brokers on the Consolidated Statements of Financial Condition.

13. NET CAPITAL REQUIREMENTS

  As registered broker-dealers and NASD member firms, Trimark and Knight are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. Trimark and Knight have elected to use the basic method, permitted by the Rule, which requires that they each maintain net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined.

                          ROUNDTABLE PARTNERS, L.L.C.

 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)


  At December 31, 1997, Trimark had net capital of $16,538,514, which was $15,538,514 in excess of its required net capital of $1 million and Knight had net capital of $39,941,753, which was $38,941,753 in excess of its required net capital of $1 million.

  At March 31, 1998, Trimark had net capital of $16,124,553 (unaudited), which was $15,124,553 (unaudited) in excess of its required net capital of $1 million (unaudited) and Knight had net capital of $39,137,608 (unaudited), which was $38,137,608 (unaudited) in excess of its required net capital of $1 million (unaudited).

14. CONDENSED FINANCIAL STATEMENTS OF ROUNDTABLE PARTNERS, L.L.C. (PARENT)

  Presented below are the Condensed Statements of Financial Condition, Income and Cash Flows for Roundtable Partners, L.L.C., the parent company, on an unconsolidated basis.

                       STATEMENTS OF FINANCIAL CONDITION
                     ROUNDTABLE PARTNERS, L.L.C. (PARENT)

                                                 DECEMBER 31,
                                            -----------------------  MARCH 31,
                                               1996        1997        1998
                                            ----------- ----------- -----------
ASSETS                                                              (UNAUDITED)
Cash and cash equivalents.................  $ 2,851,690 $ 1,219,374 $   730,161
Securities owned, at market value.........    2,035,457   1,541,038   1,533,788
Investments in subsidiaries, equity
 method...................................   69,032,590  88,630,081  94,775,413
Other assets..............................      313,466     222,908     718,835
                                            ----------- ----------- -----------
    Total assets..........................  $74,233,203 $91,613,401 $97,758,197
                                            =========== =========== ===========
LIABILITIES AND MEMBERS' EQUITY
Liabilities
Distributions on Common Units payable to
 members..................................  $ 4,983,972 $ 8,405,326 $ 8,819,019
Interest payable on Preferred Units.......      596,878     424,981     416,486
Accounts payable and accrued expenses.....      460,145     826,023     600,934
Subordinated note.........................      500,000     500,000     500,000
Mandatorily Redeemable Preferred A Units..   22,705,690  12,483,610  12,483,610
Mandatorily Redeemable Preferred B Units..   15,000,000  15,000,000  15,000,000
                                            ----------- ----------- -----------
Total liabilities.........................   44,246,685  37,639,940  37,820,049
Total members' equity.....................   29,986,518  53,973,461  59,938,148
                                            ----------- ----------- -----------
Total liabilities and members' equity.....  $74,233,203 $91,613,401 $97,758,197
                                            =========== =========== ===========

                          ROUNDTABLE PARTNERS, L.L.C.

  (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED)

                              STATEMENTS OF INCOME
                      ROUNDTABLE PARTNERS, L.L.C. (PARENT)

                            FOR THE PERIOD FROM       FOR THE YEARS ENDED   FOR THE THREE MONTHS ENDED
                            MARCH 27, 1995 (DATE         DECEMBER 31,                MARCH 31,
                         OF INITIAL CAPITALIZATION) ----------------------- ---------------------------
                         THROUGH DECEMBER 31, 1995     1996        1997         1997          1998
                         -------------------------- ----------- ----------- ------------- -------------
                                                                                    (UNAUDITED)
REVENUES
Equity in earnings of
 subsidiaries...........        $13,411,536         $40,094,824 $54,202,490 $  11,447,650 $  15,660,332
Management fee..........            713,868                 --          --            --            --
Other...................                --              216,554     148,533        35,669        97,660
                                -----------         ----------- ----------- ------------- -------------
  Total revenues........         14,125,404          40,311,378  54,351,023    11,483,319    15,757,992
                                -----------         ----------- ----------- ------------- -------------
EXPENSES
Interest on Preferred
 Units..................          1,309,576           2,092,593   1,940,972       603,955       416,486
Payments for order
 flow...................            996,786           1,088,924   1,865,222       400,027       520,360
Other...................            477,929             369,259     467,596        59,267        37,440
                                -----------         ----------- ----------- ------------- -------------
  Total expenses........          2,784,291           3,550,776   4,273,790     1,063,249       974,286
                                -----------         ----------- ----------- ------------- -------------
  Net income............        $11,341,113         $36,760,602 $50,077,233 $  10,420,070 $  14,783,706
                                ===========         =========== =========== ============= =============

                          ROUNDTABLE PARTNERS, L.L.C.

  (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             AND 1998 IS UNAUDITED)

                            STATEMENTS OF CASH FLOWS
                      ROUNDTABLE PARTNERS, L.L.C. (PARENT)

                           FOR THE PERIOD
                                FROM
                           MARCH 27, 1995
                          (DATE OF INITIAL
                           CAPITALIZATION     FOR THE YEARS ENDED        FOR THE THREE MONTHS
                              THROUGH            DECEMBER 31,               ENDED MARCH 31,
                            DECEMBER 31,   --------------------------  --------------------------
                                1995           1996          1997          1997          1998
                          ---------------- ------------  ------------  ------------  ------------
                                                                              (UNAUDITED)
CASH FLOWS FROM OPERAT-
 ING ACTIVITIES
Net income..............    $ 11,341,113   $ 36,760,602  $ 50,077,233  $ 10,420,070  $ 14,783,706
Equity in earnings of
 subsidiaries...........     (13,411,536)   (40,094,824)  (54,202,490)  (11,447,650)  (15,660,332)
(Increase) decrease in
 operating assets
 Securities owned.......      (1,988,879)       (46,578)      494,419           136         7,250
 Other assets...........        (612,104)       298,736        90,557        (2,640)     (495,928)
Increase (decrease) in
 operating liabilities
 Accounts payable,
  accrued expenses and
  other liabilities.....         594,025       (133,880)      365,879       (42,377)     (225,089)
 Interest payable on
  Preferred Units.......         433,440        163,438      (171,898)        7,074        (8,494)
                            ------------   ------------  ------------  ------------  ------------
 Net cash used in
  operating activities..      (3,643,941)    (3,052,506)   (3,346,300)   (1,065,387)   (1,598,887)
                            ------------   ------------  ------------  ------------  ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES
Purchase of general
 partnership interest in
 Trimark Securities,
 L.P....................     (15,273,295)           --            --            --            --
Capital contributions to
 subsidiaries...........     (22,307,090)
                            ------------   ------------  ------------  ------------  ------------
 Net cash used in
  investing activities..     (37,580,385)           --            --            --            --
                            ------------   ------------  ------------  ------------  ------------
CASH FLOWS FROM
 FINANCING ACTIVITIES
Proceeds from issuance
 of subordinated notes..       5,000,000        500,000           --            --            --
Proceeds from issuance
 of Common Units........       3,726,480      2,940,200           --            --            --
Proceeds from issuance
 of Mandatorily
 Redeemable Preferred A
 Units..................      13,415,300      8,870,410           --            --            --
Proceeds from issuance
 of Mandatorily
 Redeemable Preferred B
 Units..................      15,000,000            --            --            --            --
Dividends received from
 subsidiaries...........       7,862,754     14,191,301    34,604,999     3,404,700     9,515,000
Redemptions of
 Mandatorily Redeemable
 Preferred A Units......             --      (3,865,730)  (10,147,050)          --            --
Resignation of Member...             --             --       (422,463)          --            --
Distributions on Common
 Units..................      (2,868,323)   (17,643,870)  (22,321,502)   (4,983,972)   (8,405,326)
                            ------------   ------------  ------------  ------------  ------------
 Net cash provided by
  (used in) financing
  activities............      42,136,211      4,992,311     1,713,984    (1,579,272)    1,109,674
                            ------------   ------------  ------------  ------------  ------------
Increase (decrease) in
 cash and cash
 equivalents............         911,885      1,939,805    (1,632,316)   (2,644,659)     (489,213)
Cash and cash
 equivalents at
 beginning of period....             --         911,885     2,851,690     2,851,690     1,219,374
                            ------------   ------------  ------------  ------------  ------------
Cash and cash
 equivalents at end of
 period.................    $    911,885   $  2,851,690  $  1,219,374  $    207,031  $    730,161
                            ============   ============  ============  ============  ============
Supplemental disclosure
 of cash flow
 information
 Cash paid for
  interest..............    $  1,045,675   $  2,016,244  $  2,144,877  $    604,724  $    432,648
                            ============   ============  ============  ============  ============

Supplemental information pertaining to noncash investing and financing activities

  Effective January 1, 1996, Waterhouse Securities exchanged its $5,000,000 subordinated note for 71,429 Common Units and 428,571 Preferred A Units issued by the Company with an aggregate value of $5,000,000.

                          ROUNDTABLE PARTNERS, L.L.C.

 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)


15. SUBSEQUENT EVENT--REDEMPTION OF MANDATORILY REDEEMABLE PREFERRED UNITS

  On April 15, 1998, the Company redeemed and retired all outstanding Preferred A Units for $12,483,610 and redeemed and retired 115,290 Preferred B Units for $1,152,900.

16. PROPOSED REORGANIZATION OF THE COMPANY (UNAUDITED)

  The Knight/Trimark Group, Inc. (the "Corporation") was organized in April 1998 for the purpose of succeeding to the business of Roundtable Partners, L.L.C. (the "Company"). Concurrent with the closing of the Offering, based on an assumed initial public offering price of $15.00 per share, all of the member interests of the Company will be exchanged for 41,000,000 shares of Common Stock of the Company. Certain members, who have so elected, will receive 1,741,581 additional shares of Class A Common Stock valued at the initial public offering price with respect to their share of the undistributed income of the Company through March 31, 1998 (the "Undistributed Profits"). Management of the Company has elected to receive shares of Class A Common Stock for all of its Undistributed Profits. The Company will receive no additional consideration in connection with such conversion of member interests into shares of Common Stock. In connection with the exchange, Knight Securities, Inc., a newly formed corporation, will become the successor entity to Knight Securities, L.P., and Trimark Securities, Inc., a newly formed corporation, will become the successor entity to Trimark Securities, L.P. (the foregoing transactions, collectively, shall be referred to herein as the "Reorganization"). Prior to the effective date of the Registration Statement relating to the Initial Public Offering (the "Offering"), certain members of the Company, who have so elected, will receive a cash distribution of all or a portion of their Undistributed Profits. Concurrently with such distribution, the Company intends to make a cash distribution to each member of an estimate of its share of the total amount of profits of the Company accruing between April 1, 1998 and the closing of this Offering.

  The Pro Forma Consolidated Statement of Financial Condition as of March 31, 1998 has been presented to give effect to the Reorganization as if it had occurred as of the close of business on March 31, 1998. In addition, the Pro Forma Consolidated Statement of Financial Condition gives effect to the declaration of redemption of the Preferred A and B Units described in Note 15 as of March 31, 1998. The specific pro forma transactions are as follows:

 .  Exchange of 734,497 Common Units of the Company for 37,054,472 shares of
   Class A Common Stock, par value $0.01, of the Corporation ("Class A Stock") and 3,945,528 shares of Class B Common Stock, par value $0.01, of the Corporation;

 . Purchase of 1,741,581 shares of Class A Stock by members of the Company for $26,123,719 from Undistributed Income of the Company;

 . Declaration of cash distribution on Common Units payable to members of $26,469,459 from Undistributed Income of the Company;

 .  Declaration of redemption of 1,248,361 Preferred A Units for $12,483,610;
   and

 .  Declaration of redemption of 115,290 Preferred B Units for $1,152,900.

  Additionally, Brown has agreed with the Company that it will exercise its option to purchase 7,143 Common Units of the Company by purchasing the equivalent shares of Class A Stock of the Corporation at the closing of the Offering.

  The Corporation contemplates that the Offering will comprise up to 10,000,000 shares of Class A Stock (not including an underwriters' over-allotment option of shares) comprised of 8,688,246 newly-issued shares

                          ROUNDTABLE PARTNERS, L.L.C.

 (INFORMATION AT MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997
                            AND 1998 IS UNAUDITED)

and 1,311,754 shares from Selling Shareholders. The Pro Forma Consolidated Statement of Financial Condition as of March 31, 1998 does not reflect any adjustments related to the Offering.

  Prior to the Reorganization, the Company was a limited liability company and was not subject to federal or state income taxes. Subsequent to the Reorganization, the Corporation will be subject to federal income taxes and state income taxes in New York, New Jersey and other states. The following pro forma condensed consolidated statements of income give effect to the Reorganization as if it had occurred on January 1, 1997. Pro forma income tax expense includes pro forma amounts relating to federal income taxes, as well as pro forma amounts relating to state income taxes in New York, New Jersey and other states. The Company's pro forma effective tax rate of 43% differs from the federal statutory rate of 35% primarily due to state income taxes (6%), as well as nondeductible expenses, including the amortization of goodwill and a portion of business development expenses (2%).

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME:

                                                                      FOR THE
                                                                       THREE
                                                       FOR THE YEAR   MONTHS
                                                          ENDED     ENDED MARCH
                                                       DECEMBER 31,  31, 1998
                                                           1997     (UNAUDITED)
                                                       ------------ -----------
Total revenues........................................ $226,666,646 $63,532,216
Total expenses........................................  176,589,413  48,748,510
                                                       ------------ -----------
Net income as reported................................   50,077,233  14,783,706
                                                       ------------ -----------
PRO FORMA ADJUSTMENTS
  Pro forma income tax expense(1).....................   21,533,210   6,356,994
                                                       ============ ===========
  Pro forma net income................................ $ 28,544,023 $ 8,426,712
                                                       ============ ===========
  Pro forma earnings per common unit
    Basic.............................................      $ 38.72     $ 11.47
    Diluted...........................................      $ 14.03     $ 11.47
  Weighted average common units outstanding...........
    Basic.............................................      737,190     734,497
    Diluted...........................................    2,173,431     734,497

                                  [BACK COVER]

                                     [LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses of the offering are estimated to be as follows:

      Securities and Exchange Commission registration fee........... $   54,280
      NASD filing fee...............................................     18,900
      NASDAQ listing fee............................................     90,000
      Legal fees and expenses.......................................    400,000
      Accounting fees and expenses..................................    400,000
      Blue Sky fees and expenses (including legal fees).............     10,000
      Printing expenses.............................................    200,000
      Transfer Agent fees...........................................     25,000
      Miscellaneous.................................................    301,820
                                                                     ----------
        TOTAL....................................................... $1,500,000
                                                                     ==========

     --------
     * To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company is required by Section 145 to indemnify any person against reasonable expenses (including attorneys' fees) actually incurred by him in connection with an action, suit or proceeding in which he is a party because he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit or proceeding. Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

  Article    of the Company's Certificate of Incorporation (the "Charter")
provides that the Company shall indemnify and hold harmless any person who was, is, or is threatened to be made a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the
DGCL. The right to indemnification under Article    of the Charter is a
contract right which includes, with respect to directors and officers, the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its disposition.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Not applicable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  N/A

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

    *1.1  --Form of Underwriting Agreement
    *3.1  --Certificate of Incorporation of the Registrant
    *3.2  --By-laws of the Registrant
    *4.1  --Specimen Common Stock certificate
    *4.2  --Form of Registration Rights Agreement
    *5.1  --Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
   *10.1  --Clearing Agreement between Knight Securities, L.P. and
           Correspondent Services Corporation, dated April 24, 1997.
   *10.2  --Clearing Agreement between Trimark Securities, L.P. and National
           Investor Service Corporation, dated            .
   *10.3  --Lease Agreement between Newport LG-I and Knight Securities, L.P.
           dated December 4, 1994 for the office space situated in Newport
           Tower, 525 Washington Boulevard, Jersey City, New Jersey 07310.
   *10.4  --Lease Agreement between Nestle USA and Trimark Securities, dated
                    , for the office space situated at 100 Manhattanville Road,
           Purchase, New York 10577
   *10.5  --License Agreement between Automated Securities Clearing and Knight
           Securities, L.P., dated     .
   *10.6  --Master Program Product License Agreement between TCAM Systems, Inc.
           and Trimark Securities, L.P. dated May 1, 1990.
   *10.7  --Employment Agreement between the Registrant and Kenneth Pasternak,
           dated           .
   *10.8  --Employment Agreement between the Registrant and Walter Raquet,
           dated           .
   *10.9  --Employment Agreement between the Registrant and Steven Steinman,
           dated           .
   *10.10 --Employment Agreement between the Registrant and Robert Lazarowitz,
           dated           .
   *10.11 --Employment Agreement between the Registrant and Anthony SanFilippo,
           dated           .
   *10.12 --The Registrant's 1998 Stock Option and Award Plan.
   *10.13 --The Registrant's 1998 Nonemployee Director Stock Option Plan
   *10.14 --The Registrant's Incentive Plan
   *11.1  --Computation of Earnings per share
   *21.1  --Subsidiaries of the Registrant
    23.1  --Consent of Price Waterhouse LLP
   *23.2  --Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in
          Exhibit 5.1 hereto)
    24.1  --Powers of Attorney (included on the signature page to this
          Registration Statement)
   27     --Financial Data Schedule

--------
* To be filed by amendment.

  (b) Consolidated Financial Statement Schedules

  All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN JERSEY CITY, STATE OF
NEW JERSEY, ON THE   DAY OF    , 1998.

                                          Knight/Trimark Group, Inc.

                                                 /s/ Kenneth D. Pasternak
                                          By: _________________________________
                                                   KENNETH D. PASTERNAK
                                                  Director, President and
                                                  Chief Executive Officer

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth D. Pasternak and Walter F. Raquet, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

      /s/ Kenneth D. Pasternak         Director, President            , 1998
-------------------------------------   and Chief Executive
       (KENNETH D. PASTERNAK)           Officer (principal
                                        executive officer)

        /s/ Robert I. Turner           Director, Executive            , 1998
-------------------------------------   Vice President and
         (ROBERT I. TURNER)             Chief Financial
                                        Officer (principal
                                        financial and
                                        accounting officer)

       /s/ Steven L. Steinman          Director and                   , 1998
-------------------------------------   Chairman of the
        (STEVEN L. STEINMAN)            Board

        /s/ Walter F. Raquet           Director and                   , 1998
-------------------------------------   Executive Vice
         (WALTER F. RAQUET)             President

              SIGNATURE                         TITLE                DATE

      /s/ Robert M. Lazarowitz          Director and                  , 1998
-------------------------------------    Executive Vice
       (ROBERT M. LAZAROWITZ)            President

      /s/ Anthony M. Sanfilippo         Director and                  , 1998
-------------------------------------    Executive Vice
       (ANTHONY M. SANFILIPPO)           President

         /s/ Martin Averbuch            Director                      , 1998
-------------------------------------
          (MARTIN AVERBUCH)

       /s/ Charles V. Doherty           Director                      , 1998
-------------------------------------
        (CHARLES V. DOHERTY)

          /s/ Gene L. Finn              Director                      , 1998
-------------------------------------
           (GENE L. FINN)

        /s/ Gary R. Griffith            Director                      , 1998
-------------------------------------
         (GARY R. GRIFFITH)

         /s/ Joseph A. Konen            Director                      , 1998
-------------------------------------
          (JOSEPH A. KONEN)

        /s/ Bruce R. McMaken            Director                      , 1998
-------------------------------------
         (BRUCE R. MCMAKEN)

         /s/ Rodger O. Riney            Director                      , 1998
-------------------------------------
          (RODGER O. RINEY)

-------------------------------------
           (V. ERIC ROACH)
                                        Director                      , 1998

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                            DESCRIPTION                            PAGE
 -------                           -----------                            ----
  *1.1   --Form of Underwriting Agreement
  *3.1   --Certificate of Incorporation of the Registrant
  *3.2   --By-laws of the Registrant
  *4.1   --Specimen Common Stock certificate
  *4.2   --Form of Registration Rights Agreement
  *5.1   --Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
 *10.1   --Clearing Agreement between Knight Securities, L.P. and
          Correspondent Services Corporation, dated April 24, 1997.
 *10.2   --Clearing Agreement between Trimark Securities, L.P. and
          National Investor Service Corporation, dated            .
 *10.3   --Lease Agreement between Newport LG-I and Knight Securities,
          L.P. dated December 4, 1994 for the office space situated in
          Newport Tower, 525 Washington Boulevard, Jersey City, New
          Jersey 07310.
 *10.4   --Lease Agreement between Nestle USA and Trimark Securities,
          dated          , for the office space situated at 100
          Manhattanville Road, Purchase, New York 10577
 *10.5   --License Agreement between Automated Securities Clearing and
          Knight Securities, L.P.,
          dated     .
 *10.6   --Master Program Product License Agreement between TCAM
          Systems, Inc. and Trimark Securities, L.P. dated May 1, 1990.
 *10.7   --Employment Agreement between the Registrant and Kenneth
          Pasternak, dated      .
 *10.8   --Employment Agreement between the Registrant and Walter
          Raquet, dated      .
 *10.9   --Employment Agreement between the Registrant and Steven
          Steinman, dated      .
 *10.10  --Employment Agreement between the Registrant and Robert
          Lazarowitz, dated      .
 *10.11  --Employment Agreement between the Registrant and Anthony
          SanFilippo, dated      .
 *10.12  --The Registrant's 1998 Stock Option and Award Plan.
 *10.13  --The Registrant's 1998 Nonemployee Director Stock Option Plan
 *10.14  --The Registrant's Incentive Plan
 *11.1   --Computation of Earnings per share
 *21.1   --Subsidiaries of the Registrant
  23.1   --Consent of Price Waterhouse LLP
 *23.2   --Consent of Skadden, Arps, Slate, Meagher & Flom LLP
         (contained in Exhibit 5.1 hereto)
  24.1   --Powers of Attorney (included on the signature page to this
         Registration Statement)
  27.    --Financial Data Schedule

--------
* To be filed by amendment.